Orkla – Third quarter 2002

"Exemption No. 82-3998"

Group Income statement

Amounts in NOK million	1.1.-30.9. 2002	1.1.-30.9. 2001	1.1.-31.12. 2001	1.7.-30.9. 2002	1.7.-30.9. 2001
Operating revenues	**31,996**	33,222	44,799	**10,545**	11,283
Operating expenses	**(27,572)**	(28,852)	(38,965)	**(8,928)**	(9,706)
Ord. depreciation and write-downs	**(1,658)**	(1,601)	(2,148)	**(546)**	(533)
Operating profit before goodwill *and other revenues and expenses*	**2,766**	2,769	3,686	**1,071**	1,044
Goodwill amortisation and write-downs	**(365)**	(332)	(454)	**(121)**	(111)
Other revenues and expenses [1]	**(20)**	19	28	**12**	0
Operating profit	**2,381**	2,456	3,260	**962**	933
Profit from associates	**257**	235	1,510	**85**	75
Dividends	**353**	541	545	**33**	56
Portfolio gains	**153**	172	(760)	**(26)**	(335)
Financial items, net	**(862)**	(952)	(1,302)	**(275)**	(359)
Profit before tax	**2,282**	2,452	3,253	**779**	370
Taxes	**(616)**	(662)	(773)	**(210)**	(100)
Profit after tax	**1,666**	1,790	2,480	**569**	270
Of this minority interests	**159**	162	211	**65**	72
Profit before tax, Industry area	**1,764**	1,675	3,363	**769**	649
Profit before tax, Financial Investments	**518**	777	(110)	**10**	(279)
Earnings per share fully diluted (NOK)	**7.2**	7.7	10.7	**2.4**	0.9
Earnings per share fully diluted, adjusted (NOK)[2]	**9.0**	9.3	13.3	**2.9**	1.5

1) Other revenues and expenses totalled NOK -20 million per third quarter 2002: Gains from sale of Kemetyl (NOK 25 million), restructuring Orkla Foods (NOK -49 million), Orkla Beverages (NOK 4 million). Per third quarter 2001 NOK 19 million: Gains from sale of Fredrikstad Blikk- og Metallvarefabrikk (NOK 46 million), as well as provisions for future demolition costs (NOK -27 million), both in Chemicals.
2) Excluding goodwill amortisation and non-recurring items.

Operating revenues and Operating profit before goodwill amortisation in NOK million quarterly

OPERATING REVENUES


12000
10000
8000
6000
4000
2000
0
1Q 2Q 3Q 4Q
2000
1Q 2Q 3Q 4Q
2001
1Q 2Q 3Q
2002

OPERATING PROFIT BEFORE GOODWILL AMORTISATION


1400
1200
1000
800
600
400
200
0
1Q 2Q 3Q 4Q
2000
1Q 2Q 3Q 4Q
2001
1Q 2Q 3Q
2002

The Orkla Group

Main trends in the third quarter

- Group profit before tax totalled NOK 779 million in the third quarter of 2002, compared with NOK 370 million in the corresponding period of 2001. At the end of the third quarter, earnings per share were NOK 7.2, compared with NOK 7.7 after the first nine months of last year. The Industry division reported profit growth, while realised losses on the investment portfolio were significantly lower than in the same period last year.
- Orkla Brands continued to show good profit growth. Orkla Media also reported profit growth, while the performance of the other business areas was more mixed in the third quarter. The strong NOK and the weaker USD reduced operating profit before goodwill amortisation by NOK 96 million for the quarter. The impact was strongest for beverages and the chemicals business.
- On a very weak financial market, Orkla's share portfolio did considerably less badly than the stock exchange indices with which it is relevant to compare Orkla's performance. The total return on the portfolio at the end of the third quarter was -14.2 %, compared with -33.8 % for the Oslo Stock Exchange Benchmark Index. As of 30 September 2002, unrealised gains on the share portfolio amounted to NOK 74 million.
- In September, the Chemicals area entered into an agreement to buy the Swiss company Atisholz, which manufactures speciality cellulose and wood-based chemicals. At the same time, agreements were signed for the sale of several small power plants. Also in September, Orkla Foods acquired the Danish company Credin, a leading manufacturer of ingredients for bakeries in Denmark, Poland and Portugal.

dlw 1/26

Group operating revenues in the third quarter totalled NOK 10,545 million, compared with NOK 11,283 million last year. Adjusted for currency effects, growth for Branded Consumer Goods was around 2 %. In addition to negative currency effects, the Chemicals business reported lower sales of fish oil to the fish feed industry.

Group operating profit before goodwill amortisation was NOK 1,071 million, compared with NOK 1,044 million in the third quarter of last year. Adjusted for currency effects, this is equivalent to profit growth of around 13 %.

At **Orkla Foods** (NOK 239 v 244 million)[1] Procordia Food in Sweden achieved profit growth while the weak performance of Abba Seafood, particularly in Poland, had a negative impact on profit. The performance of the other business areas was on a par with or slightly better than in the corresponding period of last year.

Orkla Beverages (NOK 533 v 549 million)[1] reported profit growth in the Nordic region, while its performance in Southern and Eastern Europe was somewhat weaker than anticipated. At the end of the third quarter, Beverages posted a 19 % rise in profit, adjusted for currency effects, compared with last year.

Orkla Brands (NOK 198 v 150 million)[1] had another strong quarter, with profit growth in almost all business areas. The biscuits business achieved the strongest relative growth.

Although **Orkla Media** (NOK 32 v 15 million)[1] was negatively affected by the continued weakness of advertising markets, profit was somewhat higher than in the corresponding period of last year. Magazines achieved significant growth, and the performance of Newspapers Norway was relatively stable. Comprehensive measures to reduce costs in the newspaper businesses partially compensated for declining advertising revenues in Denmark and Poland, but profit is still weak, particularly in Denmark.

Chemicals (NOK 95 v 111 million)[1] continued to be negatively affected by the strong Norwegian krone in the third quarter. Somewhat lower sales in several areas combined with a weak demand for fish oils also reduced third quarter profit.

Other revenues and expenses totalling NOK 12 million for the quarter are ascribable to Carlsberg Breweries, which has sold brands linked to other operations in Switzerland. At the same time, further provisions were made for the ongoing restructuring process.

The contribution to profit from associates amounted to NOK 85 million for the quarter. Jotun continued to achieve profit growth, while Orkla's interest in the Hite brewery in South Korea contributed NOK 24 million to profit at the end of the third quarter.

The Financial Investments division realised certain items in the third quarter of this year at a loss of NOK 26 million, while book losses on the portfolio last year totalled NOK 335 million.

In the third quarter, net financial items were NOK 84 million lower than last year. A reduction in liabilities and slightly lower interest rates contributed towards reducing net interest expenses during the quarter.

Work is in progress to free up capital in all parts of the Group, and at the end of the third quarter free cash flow from the Industry division was NOK 2.5 billion, compared with NOK 1.9 billion last year. Net interest-bearing liabilities were reduced by NOK 0.7 billion in the third quarter.

The equity ratio rose 2.3 percentage points during the quarter, to 37.7 %. Translation effects in connection with the consolidation of foreign subsidiaries reduced equity capital by NOK 0.5 billion. Including unrealised gains on the investment portfolio, the equity ratio was 37.8 %.

1) These figures show operating profit before goodwill amortisation for the third quarter of 2002 compared with the third quarter of 2001.

Orkla Foods

- Profit growth for Procordia Food in Sweden
- Weak volume and profit growth for Abba Seafood, particularly in Poland
- Currency effects had a negative impact on both sales and profit
- In September, Orkla Food Ingredients acquired Credin, a leading manufacturer of ingredients for bakeries in Denmark, Poland and Portugal.

Orkla Foods' operating revenues totalled NOK 2,692 million in the third quarter, compared with NOK 2,682 million in the third quarter of last year. Due to the increased strength of the Norwegian krone, there was a significant decline in revenues and profit from foreign companies translated into NOK. Operating profit before goodwill amortisation amounted to NOK 239 million, compared with NOK 244 million in the third quarter of 2001.

At the end of the first nine months, Orkla Foods' operating revenues amounted to NOK 8,021 million. For continuing business, adjusted for currency effects, this is equivalent to 2 % growth. Operating profit before goodwill amortisation at the end of the third quarter was NOK 591 million, compared with NOK 628 million for the first nine months of last year. For continuing business, adjusted for currency effects, this was equivalent to a 4 % decline.

Procordia Food in Sweden achieved growth in both operating revenues and operating profit. The satisfactory growth of the Snacking product RisiFrutti continued. The "Lyftet" improvement programme is helping to strengthen the competitiveness of this business area. The full effect of the programme on profit is expected to be seen towards the end of 2003.

Abba Seafood's performance was weak throughout the period, both in Sweden and particularly in Poland. Due to a substantial rise in raw material prices, the price of seafood products has risen significantly more than the price of relevant substitutes and the demand for fish-based products has declined. Profit from the Polish company, Superfish, continued to fall and the general economic slowdown in Poland contributed to a further decline in sales volumes. An extensive cost-reduction programme has been initiated at Superfish.

Felix Abba in Finland continued to perform well and achieved profit growth in the third quarter. Profit from Orkla Foods' other businesses was approximately on a par with last year. Most of the main product groups maintained their market positions.

In September, Orkla Food Ingredients acquired the Danish company, Credin, a leading manufacturer of ingredients for bakeries in Denmark, Poland and Portugal. In 2001, the company had operating revenues of DKK 335 million and 179 employees. Subject to the approval of the competition authorities, Credin will be consolidated in the accounts from 1 January 2003. Orkla Foods also acquired a 15 % interest in Chumak, one of Ukraine's leading manufacturers of ketchup, mayonnaise, canned vegetables, sauces and sunflower oil this August. In 2001, Chumak's operating revenues totalled USD 32 million and the company has approximately 1,000 employees.

Bakers increased its operating revenues to NOK 286 million for the quarter, up 7.4 % compared with last year. Bakers is market leader in bakery goods for the grocery sector in Norway. In the third quarter, the company continued to strengthen its position in the Hotel, Restaurant and Catering markets by signing several new contracts.

GROUP BALANCE SHEET

Amounts in NOK million	30.9. 2002	30.9. 2001	31.12. 2001
Assets:			
Long-term assets	**26,663**	28,914	28,434
Portfolio investments etc.	**12,064**	12,689	11,599
Short-term assets	**13,325**	14,727	14,612
Total assets	**52,052**	56,330	54,645
Equity and Liabilities:			
Equity and minority interests	**19,607**	18,939	18,957
Interest-bearing liabilities	**20,947**	24,681	22,712
Interest-free liabilities and provisions	**11,498**	12,710	12,976
Total equity and liabilities	**52,052**	56,330	54,645
Equity to total assets ratio (%):			
Book	**37.7**	33.6	34.7
Including unrealised gains before tax	**37.8**	34.8	37.8

CHANGES IN EQUITY

Amounts in NOK million	1.1.-30.9. 2002	1.1.-30.9. 2001	31.12. 2001
Equity at 1 January	**17,969**	16,447	16,447
Profit for the year after minority	**1,507**	1,628	2,269
Dividend	**0**	0	(685)
Repurchase of own shares	**(315)**	(67)	(64)
Translation difference etc.	**(501)**	(103)	2
Total	**18,660**	17,905	17,969

CASH FLOW

Amounts in NOK million	1.1.-30.9. 2002	1.1.-30.9. 2001	1.1.-31.12. 2001	1.7.-30.9. 2002	1.7.-30.9. 2001
Industry area:					
Operating profit	**2,367**	2,433	3,231	**958**	931
Depreciation and write-downs	**2,026**	1,919	2,606	**663**	639
Change in net working capital	**(102)**	(544)	12	**(141)**	87
Cash flow from operating activities	**4,291**	3,808	5,849	**1,480**	1,657
Net replacement expenditure	**(1,056)**	(1,028)	(1,960)	**(388)**	(232)
Free cash flow operating activities	**3,235**	2,780	3,889	**1,092**	1,425
Financial items, net	**(774)**	(891)	(1,301)	**(229)**	(298)
Free cash flow from Industry area	**2,461**	1,889	2,588	**863**	1,127
Free cash flow from Financial Investments	**675**	814	955	**217**	116
Taxes and dividends paid	**(1,690)**	(1,365)	(1,951)	**(109)**	(91)
Sold companies	**74**	223	2,455	**0**	122
Miscellaneous capital transactions	**(147)**	(137)	(96)	**(81)**	(225)
Group's self-financing capacity	**1,373**	1,424	3,951	**890**	1,049
Expansion investments (Industry area)	**(493)**	(444)	(726)	**(129)**	(245)
Acquisitions	**(937)**	(4,452)	(4,769)	**(109)**	(443)
Net purchases/sales portfolio investments	**(543)**	(99)	41	**45**	74
Share buy back	**(315)**	(67)	(64)	**(129)**	(67)
Net cash flow	**(915)**	(3,638)	(1,567)	**568**	368
Currency translations net interest-bearing debt	**992**	213	416	**155**	(114)
Change in net interest-bearing debt	**(77)**	3,425	1,151	**(723)**	(254)
Net interest-bearing debt	**19,055**	21,406	19,132		

to the fish feed industry. Exports of marine fat declined due to high raw material prices. A lower industrial crushing margin led to lower margins for soya oil and soya meal.

A low level of own production and lower electricity prices resulted in a decline in profit for Borregaard Energy during the quarter compared with the third quarter of last year. Profit for Borregaard Vafos and Borregaard Hellefos was lower due to the strong NOK and slightly lower production.

In September, Borregaard entered into an agreement to buy the Swiss company, Atisholz, which manufactures speciality cellulose and wood-based chemicals. This acquisition is in accordance with Borregaard's strategy to concentrate its activities in global niche areas. The acquisition will be financed over time by divestment of other businesses. Atisholz is expected to be consolidated this autumn.

So far this year, Borregaard has entered into agreements to sell nine small power plants. Borregaard is awaiting official approval and the anticipated gain may be taken to income in the fourth quarter.

FINANCIAL INVESTMENTS

After falling 11.2 % in the first six months, the Oslo Stock Exchange Benchmark Index dropped a further 25.5 % in the third quarter of 2002. The Index was therefore 33.8 % lower than at the beginning of the year. The other Nordic markets also experienced a decline in the third quarter, the largest being on the Swedish Stock Exchange, which dropped 26.6 %. The FT World Index fell 18.5 % in the third quarter.

The decline on Orkla's investment portfolio was significantly less in the third quarter than on the stock markets in general. At the end of the third quarter the return was -14.2 %. The investment in Elkem made a positive contribution to the return on the portfolio, while the investments in Storebrand and Nera had the strongest negative impact.

Profit before tax for the Financial Investments division totalled NOK 518 million, compared with NOK 777 million in the corresponding period of last year. Realised losses for the quarter amounted to NOK 26 million, compared with a loss of NOK 335 million last year. So far this year, realised gains total NOK 153 million, compared with NOK 172 million last year. Dividends received amounted to NOK 24 million for the quarter, compared with NOK 55 million in the corresponding period of last year. So far this year, dividends received total NOK 339 million, compared with NOK 539 million last year. The Orkla Finans group reported a decline in profit due to reduced activity at Enskilda Securities (22.5 % interest).

Net purchases of shares totalled approximately NOK 95 million in the third quarter. The largest transactions were capital reduction in Telia Overseas for NOK 321 million and a net purchase of Norsk Hydro shares amounting to NOK 115 million. After the end of the third quarter, Orkla's stake in Norway Seafoods Holding was sold for NOK 361 million. NOK 191 million was repaid on the convertible loan, which now stands at approximately NOK 560 million and falls due on 30 September 2003.

The net asset value of the share portfolio has been reduced by NOK 2,200 million so far this year to NOK 10,323 million, of which the reduction in the third quarter amounted to NOK 1,997 million. The market value of the portfolio at the end of the quarter was NOK 11,966 million and foreign investments accounted for 27.2 % of the total portfolio. Unrealised gains totalled NOK 74 million.

Orkla Brands

- General profit growth driven by new launches and the positive effects of internal efficiency projects
- Sales growth for Biscuits and Snacks
- Improvement project for Biscuits proceeding according to plan

Orkla Brands' operating revenues amounted to NOK 1,076 million in the third quarter 2002. Adjusted for currency effects, this is 1 % higher than last year and on a par with growth in the second quarter. However, revenues continue to be affected by the weaker distribution situation for Household Textiles. A high level of exports from Lilleborg Home and Personal Care, high sales of this year's new launches and good sales performance by Biscuits and Snacks all had a positive impact. At the end of the first nine months, operating revenues totalled NOK 3,278 million which, adjusted for currency effects, is on a par with the corresponding period of last year.

Operating profit before goodwill amortisation was NOK 198 million in the third quarter, compared with NOK 150 million last year. With the exception of Household Textiles, all business areas reported higher profit than last year. This positive performance is ascribable to a substantial rise in sales for this year's new launches, the positive results of the improvement programme for Biscuits and the high level of exports from Lilleborg Home and Personal Care. At the end of the first nine months, operating profit before goodwill amortisation totalled NOK 565 million, up 18 % from last year.

Orkla Brands' products have generally maintained their market shares, with the exception of Household Textiles. The most important launch so far this year has been Define (a hair care range from Lilleborg Home and Personal Care), while the most important launches in the third quarter were Café Cookies and Brownie Cookies (Biscuits) and Bocca (Confectionery).

The improvement project for the Biscuits business, which was initiated in the fourth quarter of 2001, is in its final stages and proceeding according to plan. The workforce reductions have now been completed. The net effect on profit was positive in the third quarter, while the net effect on profit for the year as a whole is expected to be neutral as a result of non-recurring expenses.

Orkla Media

- Decline on the Danish and Polish advertising markets continues
- Profit growth for Magazines
- Newspapers Norway little affected by weak advertising markets

Orkla Media's operating revenues in the third quarter totalled NOK 1,671 million. For continuing business, adjusted for currency effects, this is equivalent to a decline of 2 %, which is ascribable to falling advertising revenues in Denmark and Poland. Operating profit before goodwill amortisation was NOK 32 million in the third quarter. For continuing business, adjusted for currency effects, profit was up NOK 20 million compared with the corresponding period of last year. Magazines and Newspapers Norway showed positive profit development from last year, while Berlingske in Denmark and Newspapers Eastern Europe reported a drop in profit. The advertising markets for Orkla Media's newspaper operations in Denmark and Poland are expected to remain weak.

Berlingske in Denmark continued to report a decline in advertising revenues compared with the corresponding period of last year. The classified situations vacant market continued to fall. Cost-reduction measures and lower paper prices compensated for much of the loss of advertising revenues. Advertising volume trends for Berlingske were on a par with the total Danish market. Trends in circulation figures for Berlingske's newspapers were better than the total market, despite the fact that they were lower than last year. Berlingske's third quarter profit was also negatively affected by strikes.

Newspapers Norway reported higher profit in the third quarter than in the corresponding period of last year. This was mainly due to the effects of cost-reduction programmes and a rise in revenues. Advertising trends for the Group's Norwegian newspapers were on a par with last year, while circulation declined slightly compared with 2001.

Newspapers Eastern Europe reported lower profit in the third quarter than in 2001, mainly due to the significant decline on the Polish advertising market. Continued cost-reduction measures offset some of the negative effects of the loss of advertising revenues. Although circulation figures continued to fall, the Group's newspapers are still market leader in Poland in terms of circulation.

For Magazines, the third quarter was highly satisfactory. The rise in profit compared with last year was largely due to increased circulation for Her og Nå, the positive performance of the Swedish magazine publisher, Medströms, in terms of revenues and expenses, and general cost reductions.

Direct Marketing reported profit for continuing business on a par with the third quarter of last year.

Chemicals

- Profit affected by the stronger NOK and weaker USD
- Markets for lignin and speciality cellulose remain stable
- Agreement to buy the Swiss company Atisholz

Borregaard's operating revenues amounted to NOK 1,328 million in the third quarter of 2002. For continuing business, adjusted for currency effects, revenues were 13 % lower than last year. The difference was ascribable to lower demand for fish oil for the fish feed industry for Denofa and somewhat lower sales in several areas.

Operating profit before goodwill amortisation totalled NOK 95 million, compared with NOK 111 million in the third quarter of 2001. The drop in quarterly profit was due to the stronger Norwegian krone, the decline on the fish oil market, a weak market for certain basic chemicals and high energy costs. For continuing business, adjusted for currency effects, this was equivalent to a 19 % growth.

Borregaard LignoTech's profit for the third quarter was on a par with last year. Although the currency situation had a negative impact, it was offset by the ongoing improvement programmes. The expansion of the factory in South Africa is proceeding according to plan and is expected to be completed in the first half of 2003.

Borregaard ChemCell reported significantly lower profit than in the third quarter of last year due to low caustic soda and sulphuric acid prices. Despite the generally weak cellulose market and the strong Norwegian krone, prices for speciality cellulose were stable, but production and sales volumes were somewhat lower than anticipated.

Borregaard Synthesis achieved far higher profit in the third quarter than in the corresponding period of last year due to an improved product mix, good production and lower prices for certain factor inputs. There is still substantial over-capacity and pressure on prices for pharmaceutical intermediates.

Denofa reported significantly lower profit in the third quarter than in the corresponding period of last year. A decline in the fish oil market and less feeding due to high water temperatures led to a slowdown in deliveries

	Operating revenues					Operating profit before goodwill amortisation				
	1.1.-30.9.		1.1.-31.12.	1.7.-30.9.		1.1.-30.9.		1.1.-31.12.	1.7.-30.9.	
Amounts in NOK million	**2002**	2001	2001	**2002**	2001	**2002**	2001	2001	**2002**	2001
Orkla Foods	**8,021**	8,079	11,133	**2,692**	2,682	**591**	628	952	**239**	244
Orkla Beverages	**11,045**	11,227	14,924	**3,775**	4,144	**1,199**	1,090	1,311	**533**	549
Orkla Brands	**3,278**	3,328	4,527	**1,076**	1,080	**565**	477	648	**198**	150
Orkla Media	**5,291**	5,517	7,453	**1,671**	1,744	**79**	192	294	**32**	15
Eliminations	**(109)**	(105)	(153)	**(41)**	(36)	**0**	0	0	**0**	0
Branded Consumer Goods	**27,526**	28,046	37,884	**9,173**	9,614	**2,434**	2,387	3,205	**1,002**	958
Chemicals	**4,345**	4,923	6,581	**1,328**	1,641	**406**	437	569	**95**	111
H.O./Unallocated/Eliminations	**(53)**	102	79	**(22)**	(18)	**(88)**	(78)	(117)	**(30)**	(27)
Industry area	**31,818**	33,071	44,544	**10,479**	11,237	**2,752**	2,746	3,657	**1,067**	1,042
Financial Investments	**178**	151	255	**66**	46	**14**	23	29	**4**	2
Group	**31,996**	33,222	44,799	**10,545**	11,283	**2,766**	2,769	3,686	**1,071**	1,044

Orkla Beverages (40 % of Carlsberg Breweries)[2)]

- Strong profit growth in the Nordic region
- Lower growth rate on the Russian beer market, but BBH continued to achieve positive volume growth
- Beer volume was up 15 % in the third quarter compared with last year
- Relatively weaker results in Southern Europe

In the third quarter, Orkla's 40 % stake in Carlsberg Breweries accounted for operating revenues of NOK 3,775 million. The 9 % drop in operating revenues was largely due to lower sales in Southern Europe, ascribable to poor weather and to the fact that the consolidation of the new structure in Asia currently generates lower revenues than the old structure.

Operating profit before goodwill amortisation was NOK 533 million in the third quarter, compared with NOK 549 million in the corresponding period of last year. Adjusted for currency effects, this was equivalent to 8 % growth. At the end of the first nine months, operating profit before goodwill totalled NOK 1,199 million which, adjusted for currency effects, was equivalent to 19 % growth. This profit growth was generated in the Nordic region and by BBH.

Carlsberg Breweries' beer sales volume was 22.6 million hectolitres in the third quarter, equivalent to a rise of 15 % compared with the corresponding period of last year. This volume growth can mainly be ascribed to Hite (South Korea), continued volume growth for BBH and volume growth in Poland due to acquisitions. For other beverages, volume sales totalled 5.8 million hectolitres, 7 % lower than in the corresponding period of last year. The decline was due to a rise in private imports to Denmark and a conscious focus on more profitable packaging sizes and brands in Sweden.

Operating revenues for the Northern and Western Europe market region totalled NOK 2,835 million in the third quarter. Adjusted for currency effects, this is equivalent to 2 % growth compared with the corresponding period of last year. Operating profit before goodwill amortisation totalled NOK 364 million which, adjusted for currency effects, is equivalent to a rise of 12 %. At the end of the first nine months, operating profit before goodwill amortisation totalled NOK 764 million, compared with NOK 713 million for the corresponding period of last year.

All the Nordic countries reported satisfactory profit growth in the third quarter, particularly Norway and Finland, where the improvement was ascribable to good volume growth and an improved product mix. In Southern Europe, poor weather had a negative impact on operations in the third quarter. There are also clear indications that the general economic situation in this region is weaker, which has led to lower sales, particularly to restaurants and bars.

Operating revenues in the Central and Eastern Europe market region totalled NOK 882 million. Operating profit before goodwill amortisation was NOK 192 million which, adjusted for currency effects, is equivalent to a decline of 2 %. In Turkey, the general economic climate is extremely difficult, with high inflation, a weak currency and high interest rates. This led to very poor results for Türk Tuborg and this business has reported negative profit so far this year, despite volume growth and a larger market share. Work is in progress on a new business plan. The fall in profit was also due to the sale of the formerly wholly-owned Vena and Svyturys breweries to BBH in order to coordinate Carlsberg Breweries' activities in Russia and Lithuania, which led to a reduction in the total stake in these two breweries. At the end of the first nine months, operating profit before goodwill amortisation for the Central and Eastern Europe market region totalled NOK 456 million, up NOK 34 million compared with last year.

Market growth for beer in Russia was lower in the third quarter than in the first six months of this year. At the end of the first nine months, market growth for beer was 11 % in Russia, 14 % in Ukraine and 18 % in the Baltic States. BBH continued to achieve volume growth and at the end of the first nine months, BBH's volume growth on the above markets was 28 %, 27 % and 20 % respectively. On the Russian market, BBH had increased its market share to 33 % at the end of the first nine months of 2002.

Due to the new structure in Poland, there was a rise in sales in the third quarter and the launch of the Carlsberg brand in half-litre bottles was successful.

Operating revenues for Carlsberg Asia (50 %) in the third quarter amounted to NOK 96 million and operating profit before goodwill amortisation was NOK 65 million. The posting of profit in Thailand continues to be in accordance with the previously-reported profit guarantee from Carlsberg Breweries' partner in Carlsberg Asia. The company's performance in Malaysia and Singapore was satisfactory.

2) Due to the introduction of new Danish accounting legislation, Carlsberg Breweries has made changes in its accounting practice with effect from 2002. Since these changes, seen as a whole, do not have any material effect on Orkla ASA's accounts, the Group will not amend its accounts or issue pro forma figures for 2001. The comparison with 2001 for Orkla Beverages as a whole and for the main market areas is therefore made against the figures reported last year.

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Restructuring and cost rationalisation

The programmes that have been initiated, the most comprehensive of which concern the media business in Denmark, beverages in Sweden, Switzerland and Poland, and Procordia Food in Sweden, are largely proceeding according to plan. However, it is clear that the situation on certain markets is more demanding than previously anticipated and further measures will be introduced. In Denmark, an agreement with Politiken on cooperation between printing plants is expected to be formalised in the fourth quarter. Beverages has put in new management in Turkey and the business plan will be revised in the fourth quarter in the light of the poor market prospects. The Chemicals business also has certain local operations with weak profitability which will be further evaluated.

Although no formal decisions have been made, further provisions are likely to be made for restructuring and workforce reductions in the fourth quarter. They will be partially offset by gains on the sale of power plants. In addition gain on the sale of Orkla's interest in the associated company Team Trafikk will affect profit before taxes positively.

Cash flow, investments and financial situation

Free cash flow from the Industry division at the end of the third quarter was NOK 572 million better than at the same time last year.

The higher taxes paid in 2002 are ascribable to the gain on the sale of Hartwall shares in 2001. Expansion investments and acquisitions, which amounted to NOK 1.4 billion at the end of the third quarter, are due to capacity expansion at BBH and the acquisition of businesses by Beverages and Orkla Foods.

A buy-back of Orkla's own shares amounted to NOK 315 million.

The positive currency effects on net interest-bearing liabilities amounted to approximately NOK 1 billion.

Net interest-bearing liabilities in NOK are on a par with the level as of 31 December 2001.

The average borrowing rate at the end of the third quarter was 5.5 %. The percentage of interest-bearing debt at floating interest rates at the end of the third quarter was approximately 87 %, mainly in NOK, SEK, EUR, USD, DKK and CHF.

Translation differences related to equity capital amounted to the equivalent of -NOK 0.5 billion and the equity ratio at the end of the third quarter was 37.7 %, up 2.3 percentage points for the quarter.

Strategy review

The Board of Directors has reviewed Orkla's main strategy. This topic has been discussed systematically at a number of board meetings and the Board has thoroughly reviewed and evaluated the Group's individual core business areas as well as the overall strategy.

The Board has concluded unanimously that Orkla's goal is to give shareholders a long-term return that is well above the market average. In order to achieve this, a continued ambitious growth strategy is planned for the Group's industrial operations. This entails focus on efficient operations, organic growth and exploiting structural opportunities by acquiring new businesses.

In the Board's view, Orkla has the necessary financial and management resources to implement an industrial growth strategy of this nature.

At the same time, the Group's dual structure will be maintained by continuing its financial investment activities, but no significant new capital will be allocated to the Financial Investments division.

In the Industry division, the Branded Consumer Goods business will be the main priority and will increase its degree of internationalisation over time. The Chemicals business will be specialised and concentrated on core business areas, while in the longer term Orkla will consider alternative structural solutions for all or parts of this business area.

Other matters

The Chairman of the Board, Tom Ruud, was appointed head of Corporate and Institutional Banking at Nordea from 1 October this year. Since this post is incompatible with his position as Chairman of Orkla's Board of Directors, Mr Ruud has informed Harald Arnkværn, Chairman of Orkla's Corporate Assembly, that he wishes to resign. The Election Committee of the Corporate Assembly, chaired by Harald Arnkværn, has recommended the election of Johan Fr. Odfjell as new Chairman of the Board of Orkla ASA. The Election Committee's recommendation will be voted on at a meeting of the Corporate Assembly on 21 November this year.

Outlook

As in the second quarter, the third quarter was affected by the decline on the stock markets and there is still a great deal of uncertainty about future stock market trends. Nor are there any clear signs of an economic recovery in the leading western economies, and the uncertainty about economic prospects seems likely to continue and increase somewhat into 2003.

As we have previously stated, however, the weak economic situation is not expected to have a significant impact on Orkla's results in the short term. The prospects for 2002, as expressed by the Board at the end of the second quarter, remain largely unchanged, although the trend is slightly weaker. However the Group is implementing a number of measures to adjust the cost structure and further improve operations in all parts of the Group.

Oslo, 6 November 2002
The Board of Directors of Orkla ASA

ORKLA

啟事

一、本部公報，經奉准自九十年一月十六日起調整為半月刊（每月一日及十六日出刊），每期售價為新台幣三十元整，全年二十四期定價新台幣柒佰貳拾元整，訂閱期間以一至二年為限。

二、訂閱本部公報，請將價款交郵局劃撥法務部公報儲金帳戶第〇〇一二五〇一—三號，本部於接獲郵局通知後，即逐期按址寄奉，免收郵資。

三、本部公報，每期係按定量印製，雖經嚴密校正，但失誤難免，如發現有缺頁或瑕疵而需更換者，務請於發行後一星期內函詢，當儘量酌情處理，逾期函索，歉難照辦，尚請　鑒諒。

四、訂閱期間如需更換地址，請詳寫姓名及訂戶編號舊地址暨更換之新地址並郵遞區號，以書面通知本部總務司第二科，當依新址寄奉，如因作業不及，須延至下期始可依新址寄送。

五、本部公報發行量有限，經通知訂期屆滿如須續訂者，敬請儘速劃撥，以便按時寄奉。

法務部總務司敬啟

統一編號：
2006900035

中華郵政登記認為第一類新聞紙
臺灣郵政管理局執照第三六〇一號

毋庸執行。

三、決議：研討結果：採乙說。

四、臺灣高等法院檢察署研究意見：採乙說。

五、法務部研究意見：按法官撤銷緩刑宣告之裁定應於緩刑期滿前為之始生效力，本案法官係於緩刑期滿之後始為緩刑宣告撤銷之裁定，顯屬違法（參照最高法院七十二年度台非字第二一九號判決、七十七年度台非字第一七號判決八十三年度台非字第一八一號判決及八十三年度台非字第一九六號判決），則緩刑宣告既未經合法撤銷，其刑之宣告即失其效力，某甲之拘役毋庸執行，贊同臺灣高等法院檢察署意見採乙說。

臺灣士林地方法院檢察署九十一年三月份檢察官會議提案（編號二）

一、案由：同案之數名被告，一被告經合法傳喚拘提無著予以通緝，另同案被告因涉案事證有待通緝被告到案說明始明瞭時；則在通緝被告尚未到案前，該共同被告是否可暫行簽結？

二、說明：

甲說：共同被告可逕予以暫行簽結。

理由：若已將犯罪事實調查清楚，只尚需通緝之被告到案對質，則可逕將共同被告予以簽結，請該組主任檢察官作嚴格審酌，並將該案由研考科作列管。

乙說：共同被告，不宜暫行簽結，如認事證不全，先以罪嫌不足不起處分。

理由：在通緝被告到案前，由於有關該通緝被告之相關事證無從查證，且已盡調查之能事時，則就該同案被告予以罪嫌不足不起訴處分，俟通緝被告到案發現新事實、新證據時再予以簽分重新審理。如逕予簽結，通緝被告之追訴權時效停止進行，同案被告則否，亦有失衡現象。

三、決議：研討結果：採乙說。

四、臺灣高等法院檢察署研究意見：採乙說。

五、法務部研究意見：

一、本部前於八十四年間以（八四）法檢（二）字第二二三二號函同意臺灣高等法院檢察署之研議竟見採「否定說」，即同案之數名被告，一被告經合法傳喚拘提無著予以通緝，另同案被告因涉案事證有待通緝被告到案說明始明瞭時；則在通緝被告未到案前，該共同被告不宜暫行簽結。

二、臺灣高等法院檢察署研究意見採乙說，核無不當。

心障礙者之保護（民國八十六年公布之身心障礙者保護法第四章）。至於國際勞工組織有關弱勢勞動者保護除散見各公約外，並於一九五五年通過第九十九號殘障者職業重建立法建議書，一九八九年並公布第一六九號原住民與部落居民公約。

（十二）營業權人提供之工作及生產工具與設備等，可能隱藏危險因素，肇致損害。

工作權人受國家職業災害有關法律之保障（民國九十年十月三十一日公布之職業災害勞工保護法）。國際勞工組織自一九二一年第十二號公約以來，有關職業災害勞工保護之公約及建議書有十號以上，最近則有一九九三年第一七四號預防重大工業意外事件公約。

（十三）營業權人有充分自由，依其利潤之考量，決定是否進修或深造。

工作權人為換取生活所需而提供勞務，進修或深造之機會有限，為能有向上之機會，國家乃保護其有職業教育權（勞工教育實施辦法）。國際勞工組織相關之保障規範則有一九三七年第五十六號職業教育立法建議書。

（十四）營業權人財產或營業外移，在性質上屬於產業之擴張或國際化。

工作權人外移謂之移民工作或外勞（就業服務法第五章）。自國際勞工組織一九二六年第二十一號公約以來，通過對此加以保障之相關公約計有七號。

（十五）營業權人或因具備一定專門職業技能，或因集合相當財產，而從事營業。

工作權人則因未能具備一定職業技能，或集合相當財產從事營業，故國家對工作權人之職業訓練、職業介紹、職業諮詢、職業輔導、轉業訓練等權利加以保障（職業訓練法、就業服務法）。自國際勞工組織一九三三年第三十四號公約以來，有關職業訓練與就業服務之公約計有十數號，而最近之一九九七年第一八一號私立就業機構公約，歸納自一九三〇年以來有關就業服務公約之原則及其後之多次改變，而確立此項公約。

總之，工作權在憲法第十五條及憲法第一百五十二條、第一百五十三條、第一百五十四條等所建構起之基本權保障體系下，透過立法將工作權之內涵表現於上述說明中所引用之法令，如勞動基準法、工會法、勞工安全衛生法、勞動檢查法、職業訓練法、就業服務法、職業災害勞工保護法、兩性工作平等法、就業保險法、身心障礙者保護法第四章、勞工教育實施辦法等，並結合團體協約法、勞資爭議處理法、勞工保險條例等，共同構成工作權之實質內容。

本案揚棄過去解釋之窠臼，回歸本院釋字第三五二號、第三六〇號正確解釋以憲法第八十六條為審查前提，解釋文中明確指出「……其既未依中醫師檢覈辦法回國參加面試或筆試，即不得主張取得……『在國內執行中醫師業務之權利』，否則反

一九一九年國際勞工組織第二號失業保障公約以來，解僱與就業相關之公約及建議書約有十數號，尤以一九八八年第一六八號促進就業與失業保障公約及一九九二年第一百七十三號雇主破產時員工給付請求權保障公約為著。

（七）營業權人因係財產權與結社權結合行使之故，所參加者為工、商業同業公會及行職業同業公會（工業團體法、商業團體法、律師法第十一條、醫師法第九條、會計師法第二十七條等）。

工作權人則以工作權與結社權結合行使，組織產、職業工會（工會法）。自一九二一年國際勞工組織第二十三號公約以來，計有四號公約，一九四八年第八十七號結社自由及組織權保障公約及九十八號組織權及團體協商權原則之應用公約，在二〇〇〇年經與國際貿易組織（WTO）協商後，分別被納入七大核心公約之列。

（八）營業權人不分性別均得經營事業，故無性別平等保護之必要。

工作權人因就業機會有限，在競爭中尤其從成本之考量，難免對女性有歧視之情形發生，故國家法律對兩性平等予以保護（民國九十一年一月十六日公布之兩性工作平等法）。此項保障工作權之制度雖然發展較晚，但自一九五一年國際勞工組織第一〇〇號公約以來，計有十數號公約及建議書，包括母性保護、夜間工作保護等，一九五一年第一〇〇號男女同工同酬公約及一九五八年第一一一號禁止歧視（就業與職業）公約均在二〇〇〇年列為核心公約。

（九）營業權人並非以勞務換取生活之需，故無年齡保護問題。

工作權人因身體及勞力有被剝削之危險，故童工之保護不獨國內法律（勞動基準法第四十四條至第四十八條），國際公約尤極重視，自一九一九年國際勞工組織第五號公約以來，有關公約及建議書有四十餘號之多，一九七三年最低年齡公約在二〇〇〇年被列為七大核心公約之一。

（十）營業權人有決定開業、停業與否及從事營業之時間、地點、對象及方式之自由。

工作權人無權決定開業、停業與否及從事營業之時間、地點、對象及方式，僅得決定受僱與否，一經受僱即受制於雇主，而為避免雇主追求利潤不顧工作權人之健康與勞動力之再生，國家法律乃對休息、休假、最高工時等加以保護（勞動基準法第四章）。自一九一九年國際勞工組織第一號公約以來，有關工時、夜間工作、休息、帶薪假期之公約及建議書有四十餘號之多，最近者為一九九四年第一七五號部分時間工作公約。

（十一）營業權人為追求最大利潤，可能對特定之人基於成本考量，在僱用及工作條件上予以歧視。

工作權人之弱勢者國家法律乃加以保護，例如身

立刑法第二百十六條行使同法第二百十二條之特種文書罪，某甲既於B地之高速公路為警當場查獲，並扣得該面偽造汽車牌照，B地所屬地檢署對本案當然有管轄權。同意台高檢署審查意見，以甲說為當。

法務部　函

中華民國九十一年八月二日
法檢字第〇九一〇八〇一七二八號

附　件：如主旨（0910801728・TIF，共一個電子檔案）

受文者：本部秘書室

主　旨：臺灣士林地方法院檢察署九十一年度三月份檢察官會議法律問題座談會提案，業經研究完畢，隨函檢還填註本部研究意見之紀綠表二份，請查照。

說　明：復貴署九十一年四月十二日檢文勤字第〇九一一〇〇〇四〇五號函。

正　本：臺灣高等法院檢察署

副　本：本部資訊處、本部檢察司、本部秘書室（送登法務部公報）、法務通訊社、法源資訊股份有限公司（皆含附件）

臺灣士林地方法檢察署九十一年三月份檢察官會議提案（編號一）

一、案由：某甲於民國八十八年八月三日因竊盜罪，經台北地方法院八十八年九月十四日判處拘役五十日，緩刑二年，於八十八年十月十四日確定。某甲竟於緩刑前之八十八年八月廿日更犯竊盜罪，經台北地方法院於八十八年十月廿五日判處徒刑三月，緩刑三年，並於八十八年十一月廿六日確定。檢察官於九十年十月十一日聲請法院就第一案拘役五十日部分撤銷某甲之緩刑，同日繫屬於法院。法官於九十年十月十七日裁定某甲之緩刑宣告撤銷，並於九十年十一月五日確定。則某甲之拘役五十日能否執行？

二、說明：

（一）甲說：檢察官聲請撤銷緩刑既係在緩刑期滿前之八十八年十月十一日繫屬於法院，則法院何時裁定並不影響檢察官聲請撤銷某甲緩刑宣告之效力，此觀之法院並未因裁定日期已逾原緩刑期滿日期而駁回檢察官之聲請自明。因此俟該裁定確定後，即可依法執行某甲之拘役五十日。

（二）乙說：檢察官雖於緩刑期滿前向法院聲請撤銷某甲之緩刑宣告，惟法院裁定日期係在原緩刑期滿日期之後，參照刑法第七十六條之規定，緩刑期滿而緩刑之宣告未經撤銷者，其刑之宣告失其效力。故某甲之拘役五十日

受文者：本部秘書室

主　旨：臺灣雲林地方法院檢察署法律問題提案，業經研究完畢，隨函檢還填註本部研究意見之紀綠表二份，請查照。

說　明：復貴署九十一年六月四日檢文勤字第○九一一○○○六○七號函。

正　本：臺灣高等法院檢察署

副　本：本部資訊處、本部檢察司、本部秘書室（送登法務部公報）、法務通訊社、法源資訊股份有限公司（皆含附件）

臺灣雲林地方法院檢察署法律問題提案

一、**案由**：某甲住居所在A地，因不慎遺失其所有之自用小客車車牌一面，惟未依法申請補發，其為圖該車能繼續行駛於公路，避免為警取締，竟擅自於住所地以電腦割字方式，利用壓克力為材質，偽造其所遺失自用小客車車牌一面，並將該車牌懸掛於其所有自用小客車上，行駛於國、省、縣道公路，嗣於行經B地國道第一高速公路時為警查獲，並扣得該面偽造車牌。B地所屬地檢署對該案件，有無管轄權？

二、**說明**：

甲說：本件B地所屬檢察署有管轄權。

理由：本件某甲行使偽造車牌犯意時間之長短，足以決定該行為所造成違法情狀之久暫，如某甲未放棄該違法行為之實施，則某甲犯罪之違法狀態即繼續進行，因此，某甲行使偽造車牌犯行，屬於繼續犯，B地所屬檢察署有管轄權。

乙說：本件B地所屬檢察署無管轄權。

理由：本件某甲在A地偽造其所遺失自用小客車車牌一面，並將該車牌懸掛於其所有自用小車上，某甲之犯罪行為，業已終了，僅違法狀態之繼續，然該違法狀態之繼續，不成立獨立犯罪。因此，某甲行使偽造車牌犯行，屬於狀態犯，B地所屬檢察署無管轄權。（參見　臺灣高等法院檢察署九十一年三月十二日檢記崗字第三一九五號令文影本）。

三、**討論意見**：採乙說。

四、**審查意見**：採乙說。

五、**決議**：採乙說。

六、**臺灣高等法院檢察署研究意見**：採甲說。

七、**法務部研究意見**：按汽車牌照為公路監理機關所發給，依最高法院六十三年台上字第一五五○號判例意旨，汽車牌照乃屬行車之許可憑證，自應屬於刑法第二百十二條所列特許證之一種。本件某甲偽造汽車牌照而以之懸掛於自用小客車上使用，自應成

提出回國執業之申請，尤未曾取得回國執業之資格，且回國執業，依法並非取得華僑中醫師資格者之當然權利或利益，則原處分依行為時法否准原告在台執業之申請，難謂對原告之信賴利益，有任何影響。再查原告雖取得考試院頒發之台檢中醫僑字第八七五號「考試院醫師考試及格證書」及行政院衛生署頒發之僑中字第三四一號「中醫師證書」，惟各該證書之效力如何，仍應視據以核發證書之法令規定而定。本件原告取得之「考試院醫師考試及格證書」及「中醫師證書」，乃中醫師檢覈程序未完成而依法附條件之證書，此觀當時有效之醫師法第三條、中醫師檢覈辦法第二條第三款及第八條第二項規定自明，且以上法令規定，應為原告所明知。乃原告主張，因其取得之「考試院醫師考試及格證書」及「中醫師證書」，載有「檢覈及格」、「考試及格」字樣，故依醫師法第一條、外國人及華僑醫師執業管理辦法第二條規定，即可在台執業云云，忽視各該證書就在台執業而言，乃依法附條件之證書，在法定條件未成就前自不生得在台執業之證書效力之性質，故不足採。至臺灣高等法院八十六年度上易字第七四五七號刑事判決及臺灣臺北地方法院檢察署檢察官八十七年度偵字第八〇二七號不起訴處分書，就醫師法第二十八條第一項前段所規定之犯罪是否成立所為之論斷，與本件原告是否得依法在台執業之情形不同，對本院自無拘束力。末查考試院會同行政院依醫師法第三條第二項授權訂定之現行「中醫師檢覈辦法」第十條規定，僅係就中醫師檢覈之細節性及技術性事項，即華僑申請中醫師檢覈，

如何補試等所為之規定，並未規定醫師法所無之實體事項，尤未對人民之工作權，增加法律所無之限制，自無違反法律保留原則之可言，與司法院釋字第三六七號、第三九〇號、第四〇二號解釋意旨，亦無不符。又陳天順原獲准執業登記，嗣後業經撤銷原領執照，故本件不生違反平等原則問題。至原告主張已獲准加入中醫師公會，即應認定原告已領得執業資格乙節，按中醫師公會係屬人民團體，其會員之入會、出會悉依章程規定辦理，加入中醫師公會，固係中醫師執行業務應踐行之程序之一，惟其並非取得中醫師資格之必要條件，縱原告領有其會員證，衛生局於受理執業申請時，仍應就原告中醫師資格另予查明認定，故原告主張領有公會會員證即具中醫師執業資格，顯非有理由。綜上所述，原告起訴意旨並無理由，應予駁回。

據上論結，本件原告之訴為無理由，爰依行政訴訟法第二十六條後段，判決如主文。

中華民國八十七年十二月三十一日

（八十八年三月十九日聲請書其餘附件及九十一年六月六日補充理由書之附件均略）

法務部　函

中華民國九十一年七月二十九日
法檢字第〇九一〇八〇二七五九號

附　件：如主旨（0910802759．TIF，共一個電子檔案）

。」原告不服，提起訴願，案經台北市政府八十五年十二月二十四日八五府訴字第八五〇九三〇四九號訴願決定，略以「法律不溯及既往」及「信賴保護原則」等理由，決定：「原處分撤銷，由原處分機關另為處分。」嗣經被告向行政院衛生署請示，該署以八十六年三月二十日衛署醫字第八六〇〇五二八四號函復「……查考試院、行政院五十一年三月、七十七年八月及八十二年三月會同訂定、修正發布之中醫師檢覈辦法均規定：已持有「僑」字中醫師考試及格證書者，回國執業時，仍應補行筆試。復依醫師法第一條規定，我國人民須經醫師（含中醫師）考試及格，並領有醫師（含中醫師）證書，始得充任醫師（含中醫師）。故領有本署「僑中」字中醫師證書者，在未補行筆試及格前，不得在國內執業、開業。本案李先生於訴願程序中主張五十一年發布之「中醫師檢覈辦法」規定無庸筆試乙節，應非屬實。為維護我國中醫師素質，確保國民生命與健康，並維持考試公平及考用一體原則，在渠等未補行筆試及格、請領本署「台中」字中醫師證書前，應不同意渠等在國內執業、開業。……」其間原告復於八十六年三月三日函告台北市政府衛生局，其未准開執業之原處分已遭市府撤銷，被告爰依據行政院衛生署八十六年二月二十二日衛署醫字第八六〇〇九四九〇號函意旨，以八十六年三月十七日北市衛三字第八六二一三五三八〇〇號函復原告略以：「有關台端擬向本局請領開執業執照一案，依現行規定，於台端取得「台中」字中醫師證書前，恕難同意辦理……」，核與首開法律規定並無不合，一再訴願決定遞予維持，亦無違誤，均應予維持。查本件原告於七十五年取得考試院頒發之台檢中醫僑字第八七五號「考試院醫師考試及格證書」及行政院衛生署頒發之僑中字第三四一號「中醫師證書」後，並未立即申請回國執業，且華僑申請中醫師檢覈，並非必然申請回國執業，因此本件並無人民申請事件，於申請程序進行中，法令變更之情形，故不發生新、舊法如何適用之問題。且華僑申請中醫師檢覈，與華僑中醫師申請回國執業，兩者為並無必然關聯之獨立請求，已如前述，自應個別適用行為人提出請求時之有效法令，乃依法行政原則之當然結果。原告既於八十五年四月二十九日，始第一次向被告提出回國執業之申請，自應適用八十五年四月二十九日原告提出申請時有效之法規，並不發生法令溯及既往適用之問題。被告答辯主張，五十一年訂定之「中醫師檢覈辦法」第八條規定之「面試」，即指筆試考試云云，固有商榷餘地，惟依原告八十五年四月二十九日向被告提出回國執業之申請時有效之「中醫師檢覈辦法」第十條規定，被告因原告未補行筆試及格、取得行政院衛生署頒發之「台中」字中醫師證書前，故否准其在台執業之申請，其結果於法尚無不合。次查原告於七十五年取得考試院頒發之台檢中醫僑字第八七五號「考試院醫師考試及格證書」及行政院衛生署頒發之僑中字第三四一號「中醫師證書」後，其為華僑中醫師之法律上地位及利益，並未因任何行政處分或法令變更而受影響，自不發生信賴保護問題。而原告以華僑中醫師之資格，在八十五年四月二十九日之前既未曾向被告

月、七十七年八月及八十二年三月會同訂定、修正發布之中醫師檢覈辦法均規定：已持有「僑」字及格證書者，回國執業時，仍應補行筆試。復依醫師法第一條規定，我國人民須經醫師（含中醫師）考試及格，並領有醫師（含中醫師）證書，始得充任醫師（含中醫師）。故領有本署「僑中」字中醫師證書者，在未補行筆試及格前，不得在國內執業、開業。本案原告於訴願程序中主張五十一年發布之「中醫師檢覈辦法」規定無庸筆試乙節，應非屬實。為維護我國中醫師素質，確保國民生命與健康，並維持考試公平及考用一體原則，在渠等未補行筆試及格、請領本署「台中」字中醫師證書前，應不同意渠等在國內執業、開業。另醫師法第一條：中華民國人民經醫師考試及格並依本法領有醫師證書者，得充醫師。四、惟查「中醫師檢覈辦法」自五十一年發布迄今，均規定：已持有「僑」字及格證書者，回國執業時，仍應補行筆試。原告既未依規定參加補行筆試及格，未領有「台中」字中醫師證書，不符醫師法第一條之規定，即尚未具合法醫師資格，依醫師法規定暨行政院衛生署頒布之命令，應不得在國內執行醫療業務，本局駁回原告之開、執業申請，依法並無違誤。五、綜上論結，本局所為駁回原告開、執業申請之處分，揆諸首揭法條規定並無不合，原告之訴為無理由，敬請貴院明鑒，並判決駁回原告之訴，以維持法制等語。

理　由

按「中華民國人民經醫師考試及格並依本法領有醫師證書者，得充醫師。」「具有左列資格之一者，得應中醫師檢覈：……三、華僑曾在僑居地執行中醫業務五年以上，卓著聲望者。前項檢覈辦法，由考試院會同行政院定之。」「已持有「僑」字中醫師考試及格證書者，回國執業時，仍應依照第六條之規定補行筆試。」為醫師法第一條、第三條第一項第三款、第二項及中醫師檢覈辦法第十條所明定。本件原告以其為華僑曾在香港地區執行中醫師業務長達五年以上卓著聲望為由，於民國七十五年間來台，依當時有效之中醫師檢覈辦法（五十一年三月二十三日考試院會同行政院發布施行）第二條、第八條及醫師法第三條之規定，以中醫針灸科檢覈及格，獲考試院頒發七十五年六月十四日台檢中醫僑字第八七五號「考試院醫師考試及格證書」及行政院衛生署頒發七十五年十月十三日僑中字第三四一號「中醫師證書」，並加入台北市中醫師公會，取得該會七十六年六月二十七日院北市中醫（八）總證字第壹陸陸號「台北市中醫師公會會員證書」。嗣考試院會同行政院於七十七年八月二十二日另頒新檢覈辦法；原告於八十五年四月二十九日，檢附前揭證書及台北市中醫師公會出具之證明書，向被告申請在台北市明水路五三五號一樓，以妙銓中醫診所辦理開業，執行針灸內科業務。經被告以八十五年四月三十日北市中衛三字第二三六四號函復：「……依醫師法規定，持「僑中」字中醫師證書，未依中醫師檢覈辦法第十條規定補行筆試及格者，不得在國內執業，應領有「台中」字中醫師證書者，始得為之

師法「得充醫師」之明文規定相違。今原告李展輝已通過檢覈，有考試及格證書及中醫師證書可憑，證書上均載明「檢覈及格」、「考試及格」字樣。是原告業已通過檢覈實無庸疑，行政院衛生署卻以行政命令否定原告之中醫師資格，而以七十九年九月十八日衛署醫字第八九三二五四號函謂持僑中字中醫師證書者，未經補行筆試及格者，不得擅自在國內執業，剝奪原告依法得行醫之權利，違反醫師法之明文規定，顯屬無理由。再訴願決定據此等違法之函令為駁回原告再訴願之理由，顯無理由。八、根據醫師法之規定，中醫師通過檢覈即得充醫師，衛生署即應發給執業執照，已如前述。至華僑中醫師回國執業是否應予補試，容或有不同意見，惟此係另一問題，行政院衛生署罔顧醫師法之規定，遽以行政命令規定華僑中醫師應取得臺中字中醫師證書始可執業，違反法律保留原則，其函示顯屬違法，再訴願決定執此函釋為由顯無理由。九、綜上所述，本件原告業已依法取得中醫師執照，自得依法執業，是台北市衛生局於八十六年三月十七日以北市衛三字第八六二一三五三八○○號函以駁回原告請求核發執業執照之申請，顯屬於法無據。為此懇請鈞院鑒核，依法撤銷原處分及訴願、再訴願決定，以符法制等語。

被告答辯意旨略謂：一、行政院衛生署七十九年九月十八日衛署醫字第八九三二五四號函略以：前持「僑中」字中醫師證書申請開、執業，如仍未依中醫師檢覈辦法第十條規定參加補行筆試及格，未領有「台中」字中醫師證書者，應即撤銷其開、執業執照；其仍擅自開、執業者，以違反醫師法第二十八條規定論處。二、行政院衛生署八十年七月二十三日衛署醫字第八六○九一五號函略以：查「一、准考選部四十四年九月十四日（四四）臺專創字第二六六二號函稱：『1．關於華僑以醫師法第三條第三款之資格申請中醫師檢覈旅居海外無法予以面試（指筆試考試），均經查屬實，即予及格，其及格證書字號編列「僑」字。2．凡持有前項及格證書之華僑回國申請執行中醫師業務時，仍須參加面試及格。』二、上述華僑經考選部面試及格領有中醫師檢覈及格證書人員可持憑及格證書向本部請領中醫師證書，本部發給之證書字號編為僑中字，並自第一號開始」，為內政部四十四年十月十七日臺（四四）內衛字第七六一三二號函所規定。又依五十一年訂定之原「中醫師檢覈辦法」第八條亦予明定：「中醫師檢覈除審查證件外，得舉行面試或實地考試。但以第二條第三款之資格（即指前述所指醫師法第三條第三款規定之資格）應檢覈者，一律予以面試（指筆試考試）。華僑聲請中醫師檢覈依前項規定應予面試者，回國執業時應行補試。」考試院於七十七年重新訂定之「中醫師檢覈辦法」發布施行後，即不再核發「僑」字及格證書，而對於已持有「僑」字及格證書者，回國執業時，仍應補行筆試，並於該辦法第十條予以定明。故持「僑中」字中醫師證書者，應補行筆試及格，始得回國執業之規定，自民國四十四年起至今均無改變。三、行政院衛生署八十六年三月二十日衛署醫字第八六○○五四二八四號函略以：查考試院、行政院五十一年三

則上亦不得溯及既往適用。舊法時代既未規定應予「筆試」，原告自無庸補行筆試，再者，原告業已合法取得中醫師證書，並加入公會，表示原告已取得執業資格，原處分駁回顯不合法。五、依外國人及華僑醫師執業管理辦法第二條規定，原告自得在國內執業：查外國人及華僑醫師執業管理辦法第二條規定：「外國人或華僑領有中華民國醫師證書者，得在中華民國充任醫師，執行醫療業務。」是凡華僑經檢覈通過，領有中華民國醫師證書者，即有資格在國內執業，主管機關即應核發執業執照，而不得以任何理由拒不發給執業執照，其理至明。六、民國五十一年發布之中醫師檢覈辦法第八條係規定：「中醫師檢覈除審查證件外得舉行面試或實地考試。但以第二條第三項之資格應檢覈者，一律予以面試。」第二項規定：「華僑聲請中醫師檢覈依前項規定應予面試者，回國執業時應行補試」，其中並無「面試（指筆試考試）」字樣，原處分、訴願、再訴願決定機關竟擅自於引用條文時，加上此等法條所無之文字，除顯屬違法外，更足證其有混淆鈞院視聽，以獲得對其有利判決之意圖。六、中醫師檢覈辦法增訂醫師法所無之限制，明顯違反法律保留原則，再訴願決定依據此違法之法令為決定，顯屬無據。（一）按法律概括授權行政機關訂定行政命令，應以細節性或技術性之事項為限，此經司法院釋字第三六七號、第三九〇號、第四〇二號解釋在案。今醫師法第一條規定：「中華民國人民經醫師考試及格並依本法領有醫師證書者，得充醫師。」第二條規定前條考試得以檢覈行之，第三條第二項則規定：「前項檢覈辦法，由考試院會同行政院定之。」此醫師法第三條第二項概括授權行政機關訂定檢覈辦法，惟依前揭司法院大法官解釋意旨，此項中醫師檢覈辦法自不應規定醫師法所無之實體事項，否則即違反法律保留原則。（二）查醫師法第二條規定通過檢覈與經醫師考試及格相同，均得充醫師，是經檢覈通過，取得中醫師證書者，即得執行醫師業務，洵無庸疑。五十一年中醫師檢覈辦法第十一條規定：「……檢覈結果由考選部核定。其及格者呈請考試院頒發考試及格證書……」，是取得考試及格證書者即係通過中醫師檢覈，依醫師法之規定即有醫師之資格，自得執行醫師業務。已通過檢覈、取得醫師資格之華僑中醫師回國執業時是否應行補試，涉及華僑醫師是否已取得醫師資格，故應為實體要件，依法律保留原則自應由法律規定，不得概括授權予行政機關規定之。（三）本件姑不論原告適用之中醫師檢覈辦法究為民國五十一年發布施行者抑或現行之中醫師檢覈辦法，依法律保留原則，該法均不應就實體事項增訂醫師法所無之限制，揆諸前揭司法院解釋之意旨，可知該等命令之發布係屬違法，再訴願理由援引此等違法之命令為據，顯無理由。七、按「被告既依醫師法第三條第一項第三款及第六條之規定通過檢覈並取得醫師資格並領有醫師證書，其執行醫療業務，原非法所不許」，八十六年度上易字第七四五七號刑事判決著有明文。職是，更足證明依醫師法經檢覈通過並領有醫師證書者即具中醫師之資格，自得執行醫師之業務，衛生署自不得具任何理由拒絕發給開業執照，否則即與醫

字第八七五號「考試院醫師考試及格證書」及行政院衛生署頒發七十五年十月十三日僑中字第三四一號「中醫師證書」，並加入台北市中醫師公會，取得該會七十六年六月二十七日院北市中醫（八）總證字第壹陸陸號「台北市中醫師公會會員證書」。嗣考試院會同行政院於七十七年八月二十二日另頒新檢覈辦法；原告於八十五年四月二十九日，檢附前揭證書及台北市中醫師公會出具之證明書，向被告申請在台北市明水路五三五號一樓，以妙銓中醫診所辦理開業，執行針灸內科業務。經被告以八十五年四月三十日北市中衛三字第二三六四號函復：「……依醫師法規定，持「僑中」字中醫師證書，未依中醫師檢覈辦法第十條規定補行筆試及格者，不得在國內執業，應領有「台中」字中醫師證書者，始得為之。」原告不服，提起訴願，案經台北市政府八十五年十二月二十四日八五府訴字第八五○九三○四九號訴願決定，略以「法律不溯及既往」及「信賴保護原則」等理由，決定：「原處分撤銷，由原處分機關另為處分。」嗣經被告向行政院衛生署請示後，以八十六年三月十七日北市衛三字第八六二一三五三八○○號函復原告略以：「有關台端擬向本局請領開執業執照一案，依現行規定，於台端取得「台中」字中醫師證書前，恕難同意辦理……。」原告猶表不服，提起訴願、再訴願，遞遭駁回，遂向本院提起行政訴訟。茲摘敘兩造訴辯意旨如次：

原告起訴意旨及補充理由略謂：一、依行政法規不溯及既往原則，原告係七十五年參加檢覈，自應適用民國五十一年頒布之舊「中醫師檢覈辦法」。關於行政法規不溯既往原則，有司法院釋字第二八七號解釋。再者，行政法院亦多次明示此一原則，如行政法院四十九年判字第一○八號判例，六十一年判字第一○八號判例。此外行政法院判例揭示「實體從舊、程序從新」之適用法規原則，如行政法院七十一年判字第五五六號判例。二、按舊中醫師檢覈辦法第八條規定：「中醫師檢覈除審查證件外，得舉行面試或實地考試。但以第二條第三款之資格應檢覈者，一律予以面試。華僑聲請中醫師檢覈依前項規定應予面試者，回國執業時應行補試。」而至七十七年新辦法第十條規定：「已持有『僑』字中醫師考試及格證書者，回國執業時，仍應依照第六條之規定補行筆試。」此項修法之改變，由「面試」改為「筆試」，可知立法者亦認為「面試」不等同於「筆試」。再者，舊辦法第八條第一項「……得舉行面試或實地考試」，實地考試顯係指筆試，更足證面試並非筆試，否則將面試與實地考試並列豈非贅文。又衛生署六十六年七月四日衛署醫字第一五四三二三號函釋「二、六十六年以後持僑中字返國中醫師一律先行面試後方准發照執業……」，亦可證中醫師檢覈辦法第八條第二項之「補試」為「補行面試」。三、原處分及原決定違反平等原則，即構成違法。一般而言，從平等原則可導出禁止恣意原則與行政自我拘束原則。查依舊中醫師檢覈辦法規定，領有僑中字中醫師證書，經地方主管機關核發執業執照，核准開設診所者所在多有，例如陳天順中醫師。四、依「信賴保護原則」，授益之行政處分不得恣意撤銷，法規原

在案。而聲請人因該局屢次戕害聲請人之正當權益，更曾以該局「誤用法條無故擾民，妨害聲請人名譽及中醫師業務受損」為由，訴請國家賠償，且獲勝訴在案；在在足證台北市政府衛生局拒絕發給聲請人開執業證書之處分及修正後之醫師法規定，確有違法、違憲之處。總言之，聲請人係因信賴行為當時有效之法律以及政府機關據之所發給之證書，方結束僑居地之事業，毅然回國，於今卻因法令之修正，及各該單位、行政法院對法令適用之誤解，致使聲請人之信賴保障遭受無情剝奪，無法執行中醫師業務，致使生活無著，生計困頓。核台北市政府衛生局之否准處分，實已侵害聲請人之信賴保護、工作權及財產權，亟待

大院大法官惠予作成解釋，以解救聲請人於倒懸，並維護法律秩序。

六、末查，本案經聲請人八十八年四月八日提出聲請以來，迄今將屆三年，其間如前所述，甚至醫師法亦經立法院修正通過，而進一步侵害聲請人之權利，聲請人之工作權與生存權已長期遭受不當之限制，爰請 大院儘速依聲請事項作成解釋為禱。

此 致

司 法 院

所附關係文書名稱及件數

附件二十五：行政院衛生署九十一年三月五日衛署醫字第〇九一〇〇一六四五三號書函。

附件二十六：最高行政法院八十九年度判字第三八三九號判決。

附件二十七：台北市政府衛生局九十一年二月二十六日北市衛二字第〇九一四〇七〇四二〇〇號函。

聲請人：李展輝

代理人：陳長文 律師

李念祖 律師

中華民國九十一年六月六日

（八十八年三月十九日聲請書附件三）

行政法院判決 八十七年度判字第二八〇七號

原 告 李展輝 住台北市明水路五三五號一樓

訴訟代理人 羅明通 律師

被 告 臺北市政府衛生局

右當事人間因醫師法事件，原告不服行政院衛生署中華民國八十六年十二月二日衛署訴字第八六〇六六四三一號再訴願決定，提起行政訴訟。本院判決如左：

主 文

原告之訴駁回。

事 實

緣原告以其為華僑曾在香港地區執行中醫師業務長達五年以上卓著聲望為由，於民國（下同）七十五年間來台，依當時有效之中醫師檢覈辦法（五十一年三月二十三日考試院會同行政院發布施行）第二條、第八條及醫師法第三條之規定，以中醫針灸科檢覈及格，獲考試院頒發七十五年六月十四日台檢中醫僑

業者而言，形成對工作權之不當限制，並嚴重侵害渠等取得「僑中字」證書所產生可以回國執業之信賴保護利益；換言之，該醫師法第三條第四項之規定並非維持原已取得僑中字證書者權利之過渡規定，反而係直接剝奪渠等原先依法取得權利之規定，實與前開　大院釋字第三五二號解釋及第五二五號解釋之情形不同，依其意旨自屬違憲。

（六）綜之，新修正之醫師法第三條第四項規定，其內容與七十七年之中醫師檢覈辦法第十條相同，均對依據修正前中醫師檢覈辦法第二條、第八條及醫師法第三條等規定之取得僑中字中醫師證書之中醫師，課予需另經筆試檢覈後，方得執業之義務，而形成對渠等工作權、生存權、信賴保護利益之直接侵害，更顯然違反法律不溯及既往以及公益犧牲補償之法理；更遑論，此一修正案顯屬針對特定人之個案制裁性立法，顯然違背憲法上立法之基本原則，而屬違憲，昭昭明甚。

四、另就本件七十七年之中醫師檢覈辦法第十條之規定，最高行政法院於八十九年度判字第三八三九號判決（附件二十六）中，已然確認該規定逾越母法即修正前醫師法第八條之一第一項各款規定消極事由之範圍，應不予適用，而判決應准許該案之原告王有及陳天順二位持僑中字中醫師證書之醫師於國內開執業。查該判決雖經台北市政府衛生局提出再審，然已遭最高行政法院駁回而告確定，且該案原告王有、陳天順亦均依據該判決，順利以僑中字中醫師證書之身分，於九十一年三月十八日分別取得國內之開執業許可。

詎料，同為持有僑中字中醫師證書之聲請人與其他中醫師，依據前開最高行政法院判決意旨，再次申請發給中醫師執業執照時，卻又遭台北市政府衛生局及行政院衛生署，分別以該最高行政法院判決既判力不及其他「僑中字中醫師證書」持有人，以及前揭修正後醫師法第三條第四項之規定，拒絕發給中醫師執業執照（見附件二十五、二十七）。可知主管機關已然執該修正後醫師法規定，要求聲請人必須另行通過檢覈筆試及格，否則即繼續否准聲請人之開執業申請，非但使聲請人憲法保護之工作權、生存權持續遭受無理之侵害與剝奪，更有悖於「相同事件相同處理之平等原則」。為此，懇請大院惠予作成解釋，確認前揭七十七年中醫師檢覈辦法第十條及新修正醫師法第三條第四項違憲，以維護聲請人之權利。

五、本件聲請人當初響應政府號召回國，已然依據當時之中醫師檢覈辦法規定，取得考試院之中醫師考試及格證書及衛生署之中醫師證書；詎料，於正式回國執業時，卻因法令修改，致使前開聲請人深信不疑之政府文件，成為廢紙一張，並陷入屢遭拒絕發給開執業證書之窘境。猶有甚者，台北市政府衛生局因拒絕發給開執業證書，更曾三次以聲請人違反醫師法為由，將聲請人移送臺北地方法院檢察署調查偵辦，幸賴檢察官查明真相，均予以不起訴處分確定

犧牲補償法理不合。

（五）醫師法第三條第四項並非　大院釋字第三五二號及第五二五號解釋所稱之過渡條款，故仍有違反信賴保護及法律不溯及既往原則之違憲

按　大院釋字第三五二號解釋，曾就土地登記專業代理人之資格取得，依據七十八年十二月十九日修正公布土地法第三十七條之一第二項之規定，土地登記專業代理人必須經過考試或檢覈及格，然就該法修正前已然從事土地登記專業代理業務，並曾領有政府發給土地代書人登記合格證明或代理他人申辦土地登記案件專業人員登記卡者，仍允許繼續執業，至於從未領有土地代書人登記合格證明或登記卡者，仍得繼續執業五年。認為該條規定對原已依據當時法規合法取得執業權利者，仍准其繼續營業，且即便對未取得合格證明或登記卡之本無合法權利者，亦給予五年之緩衝期，顯已充分兼顧渠等之利益，而無法律不溯及既往之問題，與憲法並無牴觸。

至　大院釋字第五二五號解釋更指出，法令遭修改或廢止時，應兼顧規範對象信賴利益之保護；倘因公益之必要廢止法規或修改內容，致人民客觀上具體表現其因信賴而生之實體法上利益受損害，應採取合理之補救措施，或訂定過渡期間之條款，俾減

輕損害，方符憲法保障人民權利之意旨。可知依據前開二號解釋之意旨，法令修正時，對於依據修正前法律取得權利之人，應對於其權利予以維持，或適度之補償，方符合憲法信賴保護以及法律不溯及既往之原則。

查醫師法第三條第四項之修正規定，雖在形式上彷佛已給予持有僑中字證書之中醫師者，近三年之過渡期間，而符合前開解釋之意旨，似無所謂違反信賴保護或法律不溯及既往原則之問題。然則，大院釋字第三五二號解釋係對於本有合法權利者，完全保留其權利，不要求渠等應再行通過考試，甚至對於本無合法權利者，亦維持其權利達五年之久，方認為該修法之方式，並無違憲之虞；且　大院釋字第五二五號解釋所稱之「過渡條款」，更係指法令修改或廢止時，應規定於一定之期間內，仍繼續保持具信賴利益客觀狀態人民所原享有之權利或地位，以維護渠等權益。

而本件醫師法第三條第四項本身乃對於本已依據當時法令，取得合法開執業權利之「持有僑中字中醫師證書」者，課予需另行通過中醫師檢覈筆試及格，取得台中字中醫師證書後，方可回國執業之額外義務，且此一義務尚有必須於三年內完成之期間限制。是本件醫師法第三條第四項之修正條文，顯係對於先前經由修正前中醫師檢覈辦法及醫師法第三條等規定取得「僑中字」中醫師證書，且已回國執

特定人權利之剝奪或制裁之法律，故實與前開所稱「個案制裁法律禁止原則」有所不同，亦非　大院大法官有意以此解釋使個案制裁立法於我國合憲化；此觀諸　大院蘇俊雄大法官於該號解釋協同意見書中「惟公法學理上固未禁止『措施性法律』之存在，但對所謂之『個案性法律』（Einzelfallgesetz）仍多所質疑；解釋理由就此是否混同『措施法』與『個案法』之概念，恐有檢討的餘地。尤其，立法者雖得制定措施性法律，但不得因而侵及行政權之核心領域；故在未受理案件並依權力分立原則審查該等立法之具體內容以前，本席以為其合憲性恐不應遽予肯認。因此，立法院固得就興建或停建核電廠事宜制定措施性法律加以規範，但其具體規範內容之合憲性，仍應有受規範審查檢證控制之餘地。」之見解，即知其梗概。

查新修正醫師法第三條第四項規定所規範之對象乃「已領有僑中字中醫師證書者」，是該規定乃完全針對國內少數原已依據七十七年修正前之中醫師檢覈辦法（五十一年三月廿三日由考試院會同行政院發布施行，七十一年八月三十一日修正發布）第二條、第八條及修正前醫師法第三條之相關規定，取得考試院與行政院衛生署分別核發「考試院醫師考試及格證書」與「僑中字」中醫師證書之人所設，其規範之對象既為「可得特定之人」，自屬個案立法無疑。

此外，該規定之效果係將渠等依據前開修正前之規定，本已取得於國內開執業之權利，予以剝奪，並強行加諸渠等需另行參與考試及格方可執業之不合理限制；除顯然具有違反信賴保護原則之違憲情事外，更顯屬預設立場針對該等少數可得特定人之不利益而進行之個案制裁立法，而違反憲法關於立法權之基本原則。

（四）該醫師法第三條第四項違反「公益犧牲補償之法理」

按本件醫師法第三條第四項以及七十七年中醫師檢覈辦法第十條所涉及者，乃持有「僑中字」中醫師證書者，得否於國內「執行中醫師業務」之權利，除顯與憲法第十五條保障之工作權息息相關，不容立法者任意以事後之個案立法，溯及既往地侵害該等特定人基於對原本法秩序之信賴利益外；退萬步言，縱使認為該立法係基於公益考量所為之增修，則立法者對於此種剝奪人民既有權益之立法，本諸公益犧牲補償之法理，自應對於該等持「僑中字」中醫師證書之醫師，就因而所受之損害，給予適當之補償；惟遍查修正後之醫師法規定，對此付之闕如，是系爭醫師法第三條第四項之規定，自與公益

事後立法，聲請人於提出本件憲法解釋聲請時，自難以預見且無將之一併列為本件憲法解釋客體之可能；況且目前行政機關並業已依據該新修正醫師法之規定，作為核發中醫師執業執照之依據，而否准聲請人之聲請在案（附件二十五）；可知，倘　大院不就此新修正醫師法條文一併予以解釋，則縱或單獨就中醫師檢覈辦法第十條作成違憲之解釋，亦無法徹底解決與救濟聲請人面臨之權利侵害。職故，為使　大院就本案之解釋足以解決所有相關法令違憲之處，以發揮憲法解釋之功能，杜絕主管機關利用此種事後立法之方式，迴避　大院解釋之拘束，進而剝奪、侵害聲請人之權益。聲請人爰就該新修正醫師法第三條第四項規定之違憲處，向　大院提出聲請解釋及補充理由如後：

（一）聲請解釋憲法之目的

請求併予解釋醫師法第三條第四項之規定牴觸憲法。

（二）該醫師法第三條第四項之規定因其內容與中醫師檢覈辦法第十條相同，故聲請人於先前書狀提出中醫師檢覈辦法第十條具有之違反憲法「平等原則」、「法律禁止溯及既往原則」、憲法第十五條「工作權及生存權」之保障、「比例原則」及「信賴保護原則」等情事，於醫師法第三條第四項均亦有適用，對此聲請人於先前書狀中均已有詳盡之陳述，茲援引之，僅另就該醫師法第三條第四項其他違憲之處，說明如後。

（三）該醫師法第三條第四項違反「個案制裁立法原則」

按法律案除在規範內容上必須合乎憲法之原則與規定外，在規範的方式上亦有其應遵守的原則——「個案制裁法律禁止原則」，基於平等權原則與法律安定性原則，任何法律都必須合乎抽象性之要求，使得所欲規範之人與案件具有廣泛而抽象的不特定性，而無法預知某事件或某特定人將為法律所規範。易言之，立法者不得預設立場地給予某人利益或不利益而進行立法。

美國憲法第一條第九節對於「個案制裁法律」稱之為 BILL OF ATTAINDER（包括 BILL OF PAINS AND PENALTIES），其內容明揭國會（即立法機關）無權通過直接針對個人或可特定人之某些行為或事項，應予處罰或剝奪其權利之法律。以防止立法權透過個案制裁立法之方式，直接介入、侵害司法權就具體案件進行審判之權利，而造成立法與審判不分之情形。本於同一法理，我國憲法對於個案制裁法律禁止原則雖無明文規範，然自應為相同解釋，以確保權力分立之基本精神。至　大院釋字第五二〇號解釋所述「立法院通過與建電廠之相關法案，此種法律內容縱然包括對具體個案而制定之條款，亦屬特殊類型法律之一種，即所謂個別性法律，並非憲法所不許。」乙節，僅係指針對個別事項所為之措施性法律而言，要不涉及針對個人或可得

附件三：行政法院八十七年度判字第二八〇七號判決書影本乙份。
附件四：臺灣高等法院八十六年度上易字第七四五七號判決影本。
附件五：臺灣高等法院臺中分院八十六年度上易字第二二八二號判決影本。
附件六：臺灣臺中地方法院八十七年度易字第四〇四五號判決影本乙份。
附件七：八十五年度偵字第一〇八〇七號不起訴處分書。
附件八：八十七年度偵字第八〇二七號不起訴處分書。
附件九：陳天順之診所開業執照、考試院醫師考試及格證書及中醫師證書影本各乙份。
附件十：立法院六十六年一月十二日僑政、內政二委員會第五十八會期第一次聯席會議紀錄影本乙份。

謹呈

司法院 公鑒

聲請人：李展輝
代理人：羅明通律師

中華民國八十八年三月十九日

（李展輝八十八年四月八日、五月三日、五月四日、五月七日、十二月二日、八十九年三月二十三日、九十年一月二十日、六月二十日提出之聲請書、理由書等及其附件均略）

抄李展輝九十一年六月六日補充理由書

為聲請解釋憲法敬提補充理由（二）書事：

一、緣聲請人憲法上之平等權、生存權、工作權及信賴保護等自由權利遭受不法侵害，經依法定行政救濟程序提起爭訟，對於行政法院八十九年度判字第一二三七號確定判決適用之中醫師檢覈辦法第十條，發生牴觸憲法之疑義，聲請人就此一違憲疑義，業已於民國（下同）八十八年四月八日及九十年一月二十日分別向 大院聲請解釋憲法並提出補充理由書，指摘中醫師檢覈辦法第十條規定諸多違憲之處，懇請 大院惠予作成解釋，以維護聲請人之權益在案。

二、詎料，立法院竟於九十年十二月通過醫師法修正案，增訂醫師法第三條第四項「已領有僑中字中醫師證書者，應於中華民國九十四年十二月三十一日前經中醫師檢覈筆試及格，取得台中字中醫師證書，始得回國執業。」之規定，此修正條文並經總統於九十一年一月十六日正式公布。查該新修正醫師法第三條第四項所增定之內容，實構成本件憲法解釋客體之「中醫師檢覈辦法第十條」規定相同，亦即要求已持有「僑中字」中醫師證書者，需再行通過中醫師檢覈筆試及格，另外取得「台中字」中醫師證書後，方得於國內執業。顯屬將本件「中醫師檢覈辦法第十條」之規定，透過立法程序，予以明文化，而將此違憲之規定進一步提升至法律之層次。

三、按該新修正醫師法第三條第四項規定完全與中醫師檢覈辦法第十條規定相同，已如前述；對聲請人而言，該新修正法條規定因其居於法律層次，故違憲及侵害權益之處，實較原先中醫師檢覈辦法第十條之規定猶有過之；而對此種

請人確取得中醫師資格未違反醫師法第二十八條，故而予以不起訴處分（附件七）。迨至八十七年間，台北市政府復以同一理由將聲請人移送臺灣臺北地方法院檢察署，檢察官最後仍認應不起訴，並於該不起訴處分書內謂：「惟被告確曾於七十五年間經考試院醫師考試中醫針灸科檢覈及格，並依醫師法規定取得中醫師證書等情，……是被告執行中醫醫療業務，原非法所不許。至八十二年三月十七日考試院與行政院修正發布之現行中醫師檢覈辦法雖規定『已持有僑字中醫師考試及格證書者，回國執業時，仍應依照第六條之規定補行筆試』，惟該規定乃被告取得中醫師資格並合法執行醫療業務後所發布，依法律不溯及既往之原則，本無從援引適用而影響被告已取得之合法醫師資格。」（附件八）足徵被告依法取得之中醫師資格不因該新中醫師檢覈辦法而受影響。

（六）復查依舊中醫師檢覈辦法規定，領有僑中字中醫師證書，經地方主管機關核發執業執照，核准開設診所者所在多有，如陳天順中醫師與聲請人同樣執有僑中字中醫師證書，台北市政府衛生局於民國六十年六月十九日以北市衛三字第九九四四號函准其領取開業執照，七十六年七月間亦以北市衛（中山）中字第〇五二號發給「診所開業執照」，同年七月十四日台北市中山區衛生所更以（七六）北市中衛三字第九七五七號函准予其登記（附件九）。此足證凡合法取得考試及格證書及中醫師證書者，主管機關依法即應核發執業執照。

（七）末查中國國民黨十一全六十七次大會中決議，就華僑中醫師換照事，比照國內中醫師換照規定辦理，放寬面試，凡持有僑中字中醫師證書者，應一律比照國內中醫師換照規定辦理。又立法院六十六年一月十二日僑政、內政二委員會第五十八會期第一次聯席會議，為解決華僑中醫師換照執業問題，大會一致決議通過，以大會名義，請主席督促考選部、衛生署依十一全大會決議，對華僑中醫師換照問題，一律比照國內中醫師換照規定辦理（附件十）。職是，始有六十六年七月四日衛生署醫字第一五四三二三號函之發布，依其中第二項規定，六十六年以後執僑中字返國中醫師一律先行面試後方准發照執業，聲請人既於七十五年來台，自應適用此項函釋辦理。

（八）綜上所陳，行政法院八十七年度判字第二八〇七號判決所適用之中醫師檢覈辦法第十條規定有牴觸憲法之疑義，為此謹聲請　鈞院惠予賜准為違憲審查，以維護憲法保障人民權益之精神，實感德便。

四、有關機關處理本案之主要文件及說明

附件一：台北市政府府訴字第八六〇二八七〇九〇一號訴願決定書影本乙份。

附件二：行政院衛生署衛署訴字第八六〇六六四三一號再訴願決定書影本乙份。

，曾有數人被檢察官依違反醫師法第二十八條提起公訴，惟法院均認此等中醫師係具合法醫師資格，新公布之中醫師檢覈辦法雖規定被告須另補行筆試，惟依法律不溯及既往原則，自不得引用，故最後均以無罪認定。茲列舉數判決供鈞院參酌：

1・臺灣高等法院於八十六年度上易字第七四五七號刑事判決謂：「醫師法第二十八條第一項係處罰『未取得合法醫師資格，擅自執行業務者』之規定……，被告既依醫師法第三條第一項第三款及第六條之規定通過檢覈並取得醫師資格並領有醫師證書，其執行醫療業務，原非法所不許；至於八十二年三月十七日考試院與行政院修正發布之中醫師檢覈辦法第十條雖規定『已持有僑字中醫師考試及格證書者，回國執業時，仍應依照第六條之規定補行筆試。』惟該規定乃被告取得中醫師資格並合法執行醫療業務後所發布，依法律不溯及既往之原則，自不宜引用前開規定為被告論罪之依據。」（附件四）

2・臺灣高等法院臺中分院八十六年度上易字第二二八二號刑事判決謂：「……被告既經醫師考試及格並領得醫師證書，依上開醫師法第一條規定應具合法醫師資格……，縱有未補行筆試，不過係不得回國執業，……要於被告已合法取得之醫師資格並無影響……。」（附件五）

3・臺灣臺中地方法院八十七年度易字第四〇四五號刑事判決謂：「……本件被告陳忠於七十八年間經中醫師檢覈考試及格……，則被告既依醫師法第三條第一項第三款及第六條之規定通過檢覈並取得醫師資格並領有醫師證書，其執行醫療業務，原非法所不許；至於七十七年八月二十二日行政院考試院令訂定發布之中醫師檢覈辦法，復於八十二年三月十七日行政院考試院令修正發布之中醫師檢覈辦法第十條雖規定『已持有僑字中醫師考試及格證書者，回國執業時，仍應依照第六條之規定補行筆試。』惟該規定乃被告取得中醫師資格並合法執行醫療業務後所發布，依法律不溯及既往之原則，自不宜引用前開規定為被告論罪之依據。」（附件六）

綜上述判決可知，華僑中醫師既已依醫師法合法取得醫師資格，且領有醫師證書，自屬醫師法規定之合格醫師，依醫師法第一條之規定，自應准予其執業，且依法律不溯及既往原則，應不適用八十二年發布施行之中醫師檢覈辦法，否則無異限制此等合法醫師之工作權，而屬違憲。

（五）台北市政府衛生局曾於八十五年間，以聲請人李展輝未取得區公所執照卻仍執行醫師業務為由，將聲請人移送臺灣臺北地方法院檢察署，惟檢察官認聲

舊，程序從新」之原則。綜上可知，法律不溯及既往與信賴保護原則皆為我國行政法及實務之重要基本原則。

3・本件民國五十一年三月二十八日發布之「中醫師檢覈辦法」（下稱舊法）第八條規定：「Ⅰ、中醫師檢覈除審查證件外，得舉行面試或實地考試。但以第二條第三款之資格應檢覈者，一律予以面試。Ⅱ、華僑聲請中醫師檢覈依前項規定應予面試者，回國執業時應行補試。」嗣考試院於七十七年八月二十二日將上揭辦法第八條改至第十條並修正為：「已持有『僑』字中醫師考試及格證書者，回國執業時，仍應依照第六條之規定補行筆試。」由上可知，依舊法之規定，華僑中醫師回國執業者，僅須經面試即可，惟新法卻對原已取得及格證書之華僑中醫師，加以應再行筆試之義務，始可於國內執業，此從「面試」修改為「筆試」之規定，無疑課予持有「僑」字及格證書之中醫師另一須經筆試之重大限制，故該修正後之第十條溯及地限制華僑中醫師回國執業之工作權，顯已違反法律不溯及既往原則，應屬無效。再者，考選部自新法發布後，即不再核發任何「僑」字及格證書，可知前揭第十條之規定，全係針對已取得證書之華僑中醫師而設，此一溯及課予華僑中醫師應行筆試之義務，已侵害該等

中醫師因信賴舊法規定所取得之既得權，實已違反信賴保護原則，而屬違憲。

4・查本件聲請人李展輝於七十五年六月十四日即取得考試院頒發之「醫師考試及格證書」，同年十月並取得行政院衛生署頒發之「中醫師證書」，且於次年加入台北市中醫師公會。故依上開醫師法第一條及第二條之規定，聲請人既已經取得考試及格證書，又領有醫師證書，自應得為醫師，而執行其醫師業務。退步言之，縱如行政法院判決所稱華僑申請中醫師檢覈，與華僑中醫師申請回國執業，兩者為並無必然關聯之獨立請求云云，惟聲請人依五十一年三月二十三日之中醫師檢覈辦法第八條，回國執業時僅須補行面試。詎考試院會同行政院於七十七年八月二十二日所發布之新「中醫師檢覈辦法」第十條規定，回溯地限制所有持「僑」字中醫師考試及格證書者，於回國執業時，均應補行筆試，此顯係課予華僑中醫師另行筆試之義務，侵害其原先僅須依面試即可執業之既得權，故現行中醫師檢覈辦法第十條之規定，在未經母法授權其得具回溯效力之下，限制華僑中醫師回國執業之工作權，顯已違反法治國法律不溯及既往與信賴保護之基本原則，應屬違憲。

（四）又查同為取得「僑」中字及格證書及中醫師證書者

權利，此顯已超越醫師法之授權範圍，違反憲法第二十三條所揭櫫之法律保留原則，應屬違憲。

（三）前揭「中醫師檢覈辦法」第十條規定已違背法治國之法律不溯及既往與信賴保護原則，應屬違憲：

1．按法安定性乃法律理念之重要成分，其係基於人類對「持續性」、「穩定性」等價值之要求而來，現亦已成為法治國之基本原則。又法安定性之內涵在於法律本身應具有持續性、穩定性及明確性，強調法律秩序應維持其客觀之安定，否則朝令夕改將對人民產生極大之不安全感，甚使人民無所適從，致對法律生不信任感。職是，為保持法律秩序之穩定性，可直接導出「法律不溯及既往」之原則；另一方面，對人民權利而言，法安定性亦意謂著對人民就現行有效法秩序之主觀信賴之保護，即所謂「信賴保護原則」。

2．我國係大陸法系國家，特重法之安定性，故自憲法、法律，至行政法規等，均遵循此一理念，而不得任意以法溯及適用於公布前之事實，以維持原有之法律秩序，並保障人民之既得權及信賴利益。所謂「法律不溯及既往原則」係指法律之效力僅及於法律生效後所發生的事實，對於法律生效前已終結之事實不適用之。此原則之主要目的之一，乃為使政府與人民行為有一定規範可供依循，並使人民得有效預測其行為之法律效果，以維護個人權益。倘法律可溯及適用於其生效前之事實，則人民不但無法產生有效之信賴，且無從維護自身之權益。是以，就人民權益之角度而言，法律不溯及既往係對其就現行法律之信賴之保護，此導出信賴保護原則之重要性。又實務上，司法院釋字第二八七號解釋明白揭示法律不溯既往原則，該解釋文明載：「行政主管機關就行政法規所為之釋示，係闡明法規之原意，固應自法規生效之日起有其適用。惟在後之釋示如與在前之釋示不一致時，在前之釋示並非當然錯誤，於後釋示發布前，依前釋示所為之行政處分已確定者，除前釋示確有違法之情形外，為維持法律秩序之安定，應不受後釋示之影響……」。再者，我國行政法院亦已多次明示此一原則，此徵諸行政法院四十九年判字第一〇八號判例、同院六十一年判字第一〇八號判例可資參考。另行政法院七十一年度判字第五五六號判決稱：「規定人民權利義務之發生、變動、喪失等之實體法規，於行為後有變更，除法令另有規定外，應適用行為時法，此所以保護人民既得之權益。至於程序法規，無關人民權利義務之得喪變動，純為規定處理作業程序，為期迅速妥適，是以適用新法。」亦明白揭示「實體從

，尤應遵守上述原則……。」亦明白揭示行政命令之制定須於母法之授權範圍內為之。此外，司法院釋字第三一三號、第三六〇號、第三九〇號、第四〇二號等解釋就此亦闡釋甚明。

2・中醫師為一專門職業，執業者在主觀上須具有一定之專業能力，方得行使此類職業之工作權，故對中醫師資格之取得，國家得限定相當條件，以保護國民之健康，是以現行醫師法第一條即規定：「中華民國人民經醫師考試及格並依本法領有醫師證書者，得充醫師。」而揆諸上揭條文可知，若欲充任醫師者，應先經過考試及格或檢覈通過，方能取得醫師及格證書。又同法第三條第一項規定：「具有左列資格之一者，得應中醫師檢覈……三、華僑曾在僑居地執行中醫業務五年以上，卓著聲望者。」足見通過中醫師檢覈者與考試及格者相同，於取得及格證書後，即可依同法第六條規定請領醫師證書，而得充醫師，故原則上經檢覈通過並取得中醫師證書者，即得執行醫師業務。復按同法第九條規定：「醫師非加入所在地醫師公會不得執業。」其反面解釋可知，醫師取得證書，並加入公會後，即得執業。惟七十七年八月二十二日考試院及行政院訂定之新「中醫師檢覈辦法」第十條規定：「已持有『僑』字中醫師考試及格證書者，回國執業時，仍應依照第六條之規定補行筆試。」依該規定，華僑中醫師縱或已取得考試及格證書，惟仍須補行筆試，始可回國執業，此加入「筆試」之限制，明顯地增加華僑中醫師回國執業之工作權之限制，相較於一般考試及格者，應屬差別待遇。姑不論此一差別待遇是否合乎憲法第七條平等原則之要求，然醫師法（母法）就華僑中醫師回國執業之要件部分，顯未明文授權，故此規定實已超越母法之授權，而違反法律保留原則。

3・又相較五十一年中醫師檢覈辦法第十一條規定：「……檢覈結果由考選部核定。其及格者呈請考試院頒發考試及格證書……。」亦可知取得考試及格證書者即係通過中醫師檢覈，依醫師法之規定有醫師之資格，自得執行醫師業務。已通過檢覈、取得醫師資格之華僑中醫師回國執業時是否應行補試，涉及華僑中醫師是否已取得醫師資格，故應為實體要件，依法律保留原則應由法律規定，不得概括授權予行政機關規定之。縱或本辦法係經醫師法第三條第二項規定之授權所訂定，惟其亦僅能就細節性、技術性之事項為之，今本辦法第十條之規定限制已取得「僑」字中醫師及格證書者回國執業之權利，尤其該規定在母法未明白授權下，溯及地剝奪華僑中醫師原先僅須面試即可執業之

醫師檢覈辦法第十條牴觸憲法第十五條及第二十三條規定。

三、聲請解釋憲法之理由及聲請人對本案所持之立場與見解

（一）按「人民之生存權、工作權及財產權應予保障。」「人民具有工作能力者，國家應予以適當之工作機會。」憲法第十五條及第一百五十二條定有明文。是以，憲法保障人民有從事與選擇工作之權利，使人民得因工作而獲得物質生活之基本需求，從而使個人人格得以自我實現。故工作權乃人民生存與物質生活基礎，國家不僅不得強制人民工作或從事特定職業，對人民依法取得之執業資格，關於其執業之行使範圍與方法，亦在憲法上工作權之保護範圍內。本件考試院會同行政院於民國七十七年八月二十二日所訂定發布之「中醫師檢覈辦法」第十條規定，在欠缺母法明確授權之下，已超越母法所規範之範圍，增加母法所無之限制，對人民之工作權或職業自由而言，無疑係不當違法之侵害，應屬違憲。

（二）民國七十七年八月二十二日訂定中醫師檢覈辦法第十條之規定，增加醫師法所無之限制，超出母法之授權範圍，顯與憲法第二十三條法律保留原則之意旨相違，應屬違憲：

1.憲法第二十三條規定：「以上各條列舉之自由權利，除為防止妨礙他人自由、避免緊急危難、維持社會秩序或增進公共利益所必要者外，不得以法律限制之。」是以，國家得基於公益等其他因素之考量，對人民受憲法所保障之基本權利，以法律加以限制之，此即所謂「法律保留原則」。職是，憲法將限制人民基本權利之公權力交由立法機關，衡量公、私益作適當之調和。我國目前公法實務與學說均承認，對人民基本權利之限制，不限於由形式意義的法律為之，立法機關在符合「授權明確性」之要求下，亦可將限制人民基本權利之權力，授權行政機關以訂定行政命令之方法為之。次按司法院釋字第三九四號解釋文謂：「……但涉及人民權利之限制，……應由法律定之；法律若授權行政機關訂定法規命令予以規範，亦須為具體明確之規定，始符憲法第二十三條法律保留原則之意旨……。」即明白揭示，行政機關若欲限制人民之基本權利，須有立法機關於母法內針對限制手段之目的、方法、範圍予以明確授權，方得為之。復按司法院釋字第三六七號解釋理由書謂：「……若法律僅概括授權行政機關訂定施行細則者，該管行政機關於符合立法意旨且未逾越母法規定之限度內，自亦得就執行法律有關之細節性、技術性之事項以施行細則定之，惟其內容不能牴觸母法或對人民之自由權利增加法律所無之限制，行政機關在施行細則之外，為執行法律依職權發布之命令

爰依法聲請大院大法官解釋上揭中醫師檢覈辦法第十條為違憲。

二、疑義或爭議之性質與經過，及所涉及之憲法條文

（一）緣聲請人李展輝原籍香港，在香港地區執行中醫業務長達五年以上，前於民國（下同）七十五年間來台，即依醫師法第三條及中醫師檢覈辦法（五十一年三月二十三日所發布施行之舊法）第二條、第八條之規定，經檢覈通過。嗣於七十五年六月十四日取得考試院頒發之台檢中醫僑字第八七五號「考試院醫師考試及格證書」，於七十五年十月十三日取得行政院衛生署依醫師法規定頒發之「中醫師證書」，並於七十六年六月二十七日依法加入「台北市中醫師公會」。今聲請人依醫師法第八條於八十五年四月二十九日向台北市中山區衛生所申請核發執業執照，惟該所於八十五年四月三十日（八五）北市中衛字第二三六四號函謂：「依醫師法規定，持『僑中』字中醫師證書，未依中醫師檢覈辦法第十條規定補行筆試及格者，不得在國內執業，應領有『台中』字中醫師證書者，始得為之。」遂駁回聲請人之申請。聲請人不服該處分，遂提起訴願，雖經台北市政府以原處分違反信賴保護原則為由，而撤銷原處分之決定，詎台北市政府衛生局重為處分時，仍駁回聲請人之申請，聲請人復對之提起訴願，後遭台北市政府以依行政院衛生署之釋示，中醫師檢覈辦法自民國五十一年發布伊始，即於第八條第二項規定：「華僑聲請中醫師檢覈依前項規定應予面試者，回國執業時應行補試。」為由，駁回聲請人之訴願（附件一），聲請人不服乃向行政院衛生署提起再訴願，再訴願機關仍以聲請人依五十一年訂定之中醫師檢覈辦法第八條及再訴願機關八十年七月二十三日衛署醫字第八六〇九一五號函說明三之釋示為據，認定聲請人未經筆試及格，不得請領開業執照，故駁回聲請人之再訴願（附件二）。

（二）聲請人認原行政處分、訴願決定及再訴願決定之認事用法，顯有違誤，故依法提起行政訴訟。惟行政法院於八十七年度判字第二八〇七號判決（附件三）仍認：現行「中醫師檢覈辦法」第十條規定僅係就中醫師檢覈之細節性及技術性事項規定，並未違反法律保留原則，原告仍應依上揭辦法，補行筆試後，始得於國內執業云云，逕認聲請人之訴無理由而將之駁回，並經確定在案。

（三）按司法院大法官審理案件法第五條第一項第二款規定，人民聲請解釋憲法，以主張確定終局判決所適用之法令有牴觸憲法之疑義為要件。本件聲請人向台北市中山區衛生所申請核發中醫師執業執照，惟該機關、台北市政府、行政院衛生署及行政法院均以民國七十七年八月二十二日所發布之中醫師檢覈辦法第十條之規定，駁回聲請人之訴願、再訴願及行政訴訟。聲請人爰依司法院大法官審理案件法第五條第一項第二款之規定，聲請大法官解釋上揭中

而造成得以規避面試或筆試而取得回國『執行中醫師業務之資格』」，對釐清執行業務之資格以及執行業務之權利，各賦予其在人權保障之譜系上各該當權利應有之地位，並終止與工作權糾纏不清之關係，有正面意義值得肯定。

不過解釋文僅以中醫師檢覈辦法第六條，第十條之規定，「並無逾越醫師法授權之範圍或增加母法所無之限制，與憲法保障人民權利之意旨並無違背」，但並未明示究竟係保障人民憲法上何種權利，亦未說明前此類似之解釋應否予以改變，易滋質疑，乃提出協同及一部不同意見書，略盡闡明之責。

【註釋】

一九九六年國際貿易組織（WTO）新加坡部長會議宣言第四點：吾人重申對國際承認的核心勞動基準遵從之意，國際勞工組織係設定與處理此項基準之權責機關，吾人表達對其推展此項工作之支持。吾人確信藉由貿易的增加與貿易自由化的擴大，對經濟成長與發展所產生之助益，有利於此項基準之增進。吾人一方面反對利用勞動基準作為保護主義的工具，另方面也絕不同意以國與國間，尤其是與低工資的開發中國家間之比較利益為藉口，而使此項基準轉而隱晦不明。據此，吾人表明世界貿易組織（WTO）與國際勞工組織（ILO），將繼續推展其業已進行中之合作關係。We renew our commitment to the observance of internationally recognized core labour standards. The International Labour Organization （ILO） is the competent body to set and deal with these standards, and we affirm our support for its work in promoting them. We believe that economic growth and development fostered by increased trade and further trade liberalization contribute to the promotion of these standards. We reject the use of labour standards for protectionist purposes, and agree that the comparative advantage of countries, particularly low-wage developing countries, must in no way be put into question. In this regard, we note that the WTO and ILO Secretariats will continue their existing collaboration.

抄李展耀聲請書

受文者：司法院

主　旨：為行政法院八十七年度判字第二八〇七號確定判決所適用之中醫師檢覈辦法第十條，侵害聲請人受憲法保障之工作權，違反法律保留及法律禁止溯及既往之基本原則，已牴觸憲法第十五條及第二十三條之規定。茲依司法院大法官審理案件法第五條第一項第二款之規定，聲請大院大法官解釋。

說　明：聲請人係依司法院大法官審理案件法第五條第一項第二款規定聲請解釋憲法，茲依同法第八條規定將有關事項敘明如左：

一、聲請解釋憲法之目的

按憲法第十五條規定人民之工作權應予保障，國家若欲限制或剝奪憲法所賦與人民之工作權，則依同法第二十三條之規定，須以法律明文，且限制之手段應符合比例原則，始得為之。本件行政法院八十七年度判字第二八〇七號判決所適用民國七十七年八月二十二日修正發布之中醫師檢覈辦法第十條，已牴觸憲法第十五條及第二十三條規定，

依照雇主之規定上下班領取新資。

（二）營業自由之限制多來自國家法律與國家授權之自律規範：蓋營業權關係整體經濟秩序，生產設備有公共安全之問題，產品又有大眾公共利益之考量，而專門職業及技術人員執行業務，如醫師、律師等，又影響人民生命、身體、健康、財產之法益，故受到來自三方面之規範。其一為營業資格有關之法令限制（依憲法第八十六條所制定之法律），其二為行職業團體自治自律規範（如律師倫理規範等），其三為營業市場秩序有關之規範。

工作權並無法律上資格限制問題，蓋就國民而言並非人人皆具有良好之教育水準，雇主甚至於寧可對無一定教育水準之人施以養成教育。事實上加諸工作權人之資格要求完全來自雇方，而非來自國家法律。因此本院第四〇四號解釋所謂「對於人民從事工作之方法及應具備之資格或其他要件，得以法律為適當之限制」，乃是對醫師執行業務之限制，誤認為對工作權之限制。至於法律對工作內容加以禁止之情形，例如勞動基準法第四十四條第二項規定：「童工不得從事繁重及危險性之工作。」第四十八條規定：「童工不得於午後八時至翌晨六時之時間內工作。」表面上似乎是對人民從事工作方法之限制，但實際上卻是為了保護工作權人而對營業權人—雇主的限制。

（三）營業權人在法律性質上屬雇方，乃受領勞務而支付勞務代價（付薪水）之人（勞基法第二條第二款）。

工作權人在法律性質上屬於勞方，乃支付勞務受領勞務代價（領薪水）之人（勞基法第二條第一款）。

（四）營業權人對營業設備、原、材料、工具有所有權，因此工作成果之所有權亦歸之所有。

工作權人除勞務外並無其他，故無法取得工作成果所有權，只能獲取工資（勞基法第二條第三款）。

自一九二八年國際勞工組織第二十六號公約以來，有關工資保障之公約與立法建議書計有六號。

（五）營業權人基於對職場設備之所有權，以及基於僱用關係得令工作權人進入其所提供之工作場所工作，使工作權人之安全處於營業權人影響之下。

工作權人基於公平之原則受國家對於工作環境之保護（勞工安全衛生法、勞動檢查法）。自一九二九年國際勞工組織第三十一號公約以來，有關勞工安全衛生與勞動檢查之公約與立法建議書近四十號。可見對此項工作權內容保護之重視。

（六）營業權人對營業得為開業、停業與否以及營業維持、存續之決定，而其唯一之危機為關廠倒閉。

工作權人並無機會對營業為開業、停業與否以及營業維持、存續之決定，其最大之危機為被雇主解僱而失業（勞動基準法第十一條、第十二條、民國九十一年五月十五日公布之就業保險法）。事實上自

上列各號解釋系爭權利或為藥師、醫師、中醫師、土木工程技師、會計師之營業權，或為工廠登記、營業許可等營業權有關之權利。然在解釋文或解釋理由書中，多將之作為工作權之內容看待。歸納言之，似有以下階段：

第一階段為七十三年至七十五年，即釋字第一九一號與釋字第二〇六號，此二項解釋並未區分專門職業及技術人員之營業自由權規範與工作權。

第二階段為八十三年間之第三五二號與釋字第三六〇號，此二號解釋認為專門職業及技術人員之執業資格應依憲法第八十六條之規定而取得。前提與推論均屬正確。

第三階段則為八十四年至八十六年間計有第三九〇號、第四〇四號、第四一一號、第四三二號等四號解釋，不僅對營業自由權與工作權不加區別，甚且混為一談。

至八十九年第五一四號解釋，則一方面含混其詞，將各有明確範疇之工作權與財產權並列，混淆思考；另一方面又將工作權間接延伸，使工作權具有開業、停業與否及從事營業之時間、地點、對象及方式之自由。將憲法第十五條、第一百五十二條、第一百五十三條、第一百五十四條等重大原則所架構起之工作權體系徹底瓦解。

二、國人對憲法第十五條工作權之社會受益權保障性質，與憲法第八十六條專門職業及技術人員考試之職業選擇自由與營業自由權之限制性質，長期以來不加以區別，而混為一談。除極少數學者外，對工作權在認知上完全停留在四十年代以前，認為工作權並無一定之內容，而得任意以不相容或不相涉之權利加以填充，以致於將憲法上人民服公職之權、創業、就業、營業、專門職業及技術人員執行業務等權利，均認為係工作權之內容。工作權遂在實質上空有名目，形式上又包山包海，漫無邊際。誠不知在二十世紀中葉以來，一方面因國際公約不斷增加，另一方面進步國家紛紛以內國之立法與之相呼應，因此工作權已有非常充實之內涵。我國行憲以降，內國法關於工作權保障之立法雖形同停頓，但在解嚴後已有真正進展，而國際公約之適用則因外交形勢之惡化形同隔絕，即使我國已加入國際貿易組織（WTO）但至今仍未接軌【註】。其實營業權與工作權範疇之區分十分明確，工作權之內容近年來因國內大量立法而逐漸充實，體系分明。欲以過去模糊觀念作為釋憲工具，不但已不適宜，而且已不可能。營業權與工作權之區分，可得而言之者厥為以下數端，茲縷述之：

（一）營業權人取得營業權之情形不一而足，或為單純營業權之取得，斯乃財產權行使之結果，在法律性質上乃財產之法人化過程。換言之，財產所有人為經營一定之營業，乃組織公司登記為營業人。或為所謂專門職業及技術人員，此類人員先經考試取得營業資格（憲法第八十六條），再進而依法執行營業，例如醫師或律師開設診所或事務所，而成為營業權人。設若此之醫師或律師不自行營業，而受僱於一定雇主，則其雖有營業資格，但卻係受僱人，不受營業自由權之保障，只適用關於工作權之規定，亦即此之醫師或律師不能有開業、停業與否及決定從事營業之時間、地點、對象及方式之自由，只能

（一）本院釋字第一九一號（七三、十一、三十）解釋對於藥師開設藥局從事調劑並經營藥品販賣業務者，應辦理藥商登記及營利事業登記，「對於藥師之工作權尚無影響，與憲法第十五條並無牴觸」，對專門職業及技術人員之營業自由權規範與工作權未加區別。

（二）本院釋字第二〇六號（七五、六、二十）解釋禁止非醫師為醫療廣告，「既未限制鑲牙生懸掛鑲補牙業務之市招，自不致影響其工作機會，與憲法第十五條之規定，尚無牴觸」，同樣將專門職業及技術人員之營業自由權規範與工作權未加區別。

（三）本院釋字第三五二號（八三、六、十七）解釋文謂：「土地登記專業代理人係屬專門職業，依憲法第八十六條第二款規定，其執業資格應依法考選銓定之。」不提及工作權。

（四）本院釋字第三六〇號（八三、七、二十九）解釋文謂：「土地法第三十七條之一第二項係依憲法第八十六條第二款而制定，……內政部於中華民國七十九年六月二十九日發布之土地登記專業代理人管理辦法，則係依據上開法條第四項授權訂定，……並未逾越法律授權範圍，與憲法並無牴觸。」亦不提及工作權。

（五）本院釋字第三九〇號（八四、十一、十）解釋理由書謂，「關於人民違反該規則（工廠設立登記規則）之行為，得予以局部或全部停工或勒令歇業之處分部分，已涉及人民工作權及財產權之限制」，誤將營業權之規範視為工作權。

（六）本院釋字第四〇四號（八五、五、二十四）解釋謂，「憲法第十五條規定人民之工作權應予保障，故人民得自由選擇工作及職業，以維持生計」，認醫藥分業及限制中醫師之業務範圍，「與憲法保障工作權之規定，尚無牴觸」，則已逾上述解釋之程度與範圍，而進一步對營業規範、職業選擇自由權之限制與工作權不加區分。

（七）本院釋字第四一一號（八五、七、十九）解釋謂，限制土木工程技師之業務範圍，「與憲法對人民工作權之保障，尚無牴觸」，同將營業權之規範指為工作權保障之範圍。

（八）本院釋字第四三二號（八六、七、十一）解釋對於會計師懲戒處分構成要件之概括規定，「與憲法第十五條保障人民工作權之意旨尚無違背」，將專門職業及技術人員職業團體自治行政之作用與工作權不加區分。

（九）本院釋字第五一四號（八九、十、十三）解釋理由書謂，「人民營業之自由為憲法第十五條工作權及財產權應予保障之一項內涵，人民得自由選擇從事一定之營業為其職業，而有開業、停業與否及從事營業之時間、地點、對象及方式之自由。」則工作權已等同營業權與財產權矣，其間不但無所區隔，且可任意混用。

次按憲法第七條平等原則並非絕對、機械之形式上平等，而係保障人民在法律上地位之實質平等，若為因應事實上之需要及舉辦考試之目的，訂立法規之機關自得斟酌規範事物性質之差異而為合理之區別對待（本院釋字第四八五號解釋參照）。華僑申請中醫師檢覈，其未回國參加面試者，於審查證件合格後，即發給「僑」字中醫師考試及格證書及「僑中」字中醫師證書，其既未於七十七年八月二十二日中醫師檢覈辦法修法前回國參加面試，或於修法後參加筆試，即不得主張取得與參加面試或筆試及格者所得享有在國內執行中醫師業務之權利，否則反而造成得以規避面試或筆試而取得回國執行中醫師業務之資格，導致實質上之不平等。是上開辦法以申請檢覈者是否具備特定身分作為區別對待之依據，符合公平取才之考銓目的，並未違背憲法平等原則及本院歷來解釋之旨意。又「面試」，原即包括一、筆試，二、筆試及口試等方式，是考試之方法雖有面試、筆試、口試等之區別，但無非均為拔擢人才、銓定資格之方式，苟能在執行上力求客觀公平，並不影響當事人之權益或法律上地位，其領有「僑中」字中醫師證書者，本未取得在國內執業之資格，尚無值得保護之信賴利益可言。則前開辦法重新訂定發布後，即依中央法規標準法第十三條規定，自發布日起算至第三日起發生效力而無過渡期間之規定，並無違背信賴保護原則。至九十一年一月十六日修正之醫師法第三條第四項：「已領有僑中字中醫師證書者，應於中華民國九十四年十二月三十一日前經中醫師檢覈筆試及格，取得臺中字中醫師證書，始得回國執業」，亦係為配合八十八年十二月二十九日修正公布之專門職業及技術人員考試法已廢止檢覈制度所為之過渡規定，對其依法所已取得之權利，並無影響，與憲法保障人民權利之意旨亦無違背，併此指明。

大法官會議主　席　翁岳生

大法官　劉鐵錚　吳　庚　王和雄　王澤鑑
施文森　孫森焱　陳計男　董翔飛
戴東雄　黃越欽　謝在全

協同及一部不同意見書

大法官　黃越欽

本件李展輝聲請釋憲案，解釋文認為「憲法第八十六條第二款規定，專門職業及技術人員執業資格，應經考試院依法考選銓定之。醫師從事醫療行為，不僅涉及病患個人之權益，更影響國民健康之公共利益，自須具備專門之醫學知識與技能，醫師既屬專門職業人員，其執業資格即應按首開規定取得。……關於中醫師考試，醫師法對其應考資格已定有明文，至於中醫師檢覈之科目、方法、程序等事項，則授權考試院會同行政院依其專業考量及斟酌中醫之傳統醫學特性，訂定中醫師檢覈辦法以資規範，符合醫師法與專門職業及技術人員考試法之意旨，與授權明確性原則無違」。對此結論本席表示贊同，對於作成此項結論之推理，亦表同意。

惟本號解釋之前提與推論方向，與前此所作類似問題之解釋有很大不同。揚棄過去將專門職業及技術人員之營業權視為憲法第十五條之工作權，而回歸正確的途徑，從憲法第八十六條出發，在釋憲的規範審查方向上，可謂已重返正途，對憲法保障人民權利之範圍與系統有正面影響。為使此項轉折之意義更臻明確，爰提出協同及一部不同意見如下：

一、本院歷來就工作權與營業權有以下系列解釋：

項，則授權考試院會同行政院依其專業考量及斟酌中醫之傳統醫學特性，訂定中醫師檢覈辦法以資規範，符合醫師法與專門職業及技術人員考試法之意旨，與授權明確性原則無違。

考試院會同行政院於七十一年八月三十一日修正發布之中醫師檢覈辦法第八條第一項規定：「中醫師檢覈除審查證件外，得舉行面試或實地考試。但以第二條第三款之資格（曾執行中醫業務五年以上卓著聲望者）應檢覈者，一律予以面試」，同條第二項又規定「華僑聲請中醫師檢覈依前項規定應予面試者，回國執業時應行補試」。其所以規定華僑申請中醫師檢覈依規定應予面試，回國執業時，應行補試者，乃係政府當年為照顧華僑，對於華僑申請中醫師檢覈，其未回國參加面試者，僅採書面審查證件方式為之，即發給「僑」字中醫師考試及格證書及「僑中」字中醫師證書，此種證書之發給性質上為具體行政行為，惟其適用地之效力受到限制。故為與其他經由面試及格而取得中醫師資格者有所區分，暨為防止取得「僑中」字之中醫師以規避面試之方法，達到回國執行中醫師業務，造成對在國內參加中醫師檢覈，必須經由面試及格始能取得中醫師資格之不公平現象以及為提昇中醫師素質，確保中醫師之醫療品質，乃於該辦法中明定華僑申請中醫師檢覈，依規定應予面試者，回國執業時，應行補試，並非得免除其補行面試，即可憑證件審查而當然取得回國執業之資格，此有考選部函覆本院九十年八月十六日選專字第〇九〇三三〇一八三四號函可據。又中醫師檢覈辦法中所稱面試，依考試院三十四年五月二十二日發布（四十六年十二月二十七日廢止）之中醫師檢覈面試辦法第五條規定：「面試分左列兩種：（一）筆試（二）口試或實地考試」，嗣考試院於四十六年十二月二十七日發布（五十五年七月十一日及五十七年四月三十日先後修正）之專門職業及技術人員檢覈面試及實地考試辦法第四條第一項及第二項規定：「面試分左列兩種方式行之：一、筆試。二、筆試及口試」「實地考試方法與面試科目由考選部定之」。則所謂「面試」者，自始即非僅指「口試」之義。七十五年一月二十四日公布之專門職業及技術人員考試法，其第一條規定：「專門職業及技術人員之執業，依本法以考試定其資格」。第五條規定：「各種考試，得採筆試、口試、測驗、實地考試、審查著作或發明或所需知能有關學歷、經歷證件及論文等方式行之。除筆試外，其他應採二種以上方式……」（八十八年十二月二十九日修正改列第四條），已不採「面試」之用語。原專門職業及技術人員檢覈面試及實地考試辦法遂於七十五年七月一日明令廢止，同日訂定發布專門職業及技術人員檢覈筆試口試及實地考試辦法。為配合前開法規之修正，考試院乃重新於七十七年八月二十二日會同行政院發布中醫師檢覈辦法（八十二年三月十七日修正），其第六條規定申請中醫師檢覈者，予以筆試，並將原第八條第二項移至第十條規定：「已持有『僑』字中醫師考試及格證書者，回國執業時，仍應依照第六條之規定補行筆試」。據此，則上開已持有「僑」字中醫師及格證書者，其回國執業時應行之補試方式雖由面試改為筆試，惟依法律整體規定之關聯意義為綜合判斷，僅屬專門職業及技術人員考試法暨醫師法所授權訂定之中醫師檢覈辦法中關於考試技術之變更而已，並不影響華僑依中醫師檢覈辦法所已取得「僑」字中醫師考試及格證書及「僑中」字中醫師證書之效力，更無逾越前開法律授權之範圍或增加母法所無之限制，與憲法保障人民權利之意旨並無違背。

第十條規定：「已持有『僑』字中醫師考試及格證書者，回國執業時，仍應依照第六條之規定補行筆試」。此一規定，依法律整體規定之關聯意義為綜合判斷，僅屬專門職業及技術人員考試法暨醫師法所授權訂定之中醫師檢覈辦法中關於考試技術之變更，並不影響華僑依中醫師檢覈辦法所已取得「僑」字中醫師及格證書及「僑中」字中醫師證書之效力，更無逾越前開法律授權之範圍或增加母法所無之限制，與憲法保障人民權利之意旨並無違背。

次按憲法上所謂平等原則，係指實質上之平等而言，若為因應事實上之需要及舉辦考試之目的，就有關事項，依法自得酌為適當之限制。華僑申請中醫師檢覈，其未回國參加面試者，於審查證件合格後，即發給「僑」字中醫師考試及格證書及「僑中」字中醫師證書，此種證書之發給性質上為具體行政行為，惟其適用地之效力受到限制。其既未依中醫師檢覈辦法回國參加面試或筆試，即不得主張取得與參加面試或筆試及格者所得享有在國內執行中醫師業務之權利，否則反而造成得以規避面試或筆試而取得回國執行中醫師業務之資格，導致實質上之不平等。是上開中醫師檢覈辦法將中醫師檢覈分成兩種類別而異其規定，並未違背憲法平等原則及本院歷來解釋之旨意。又「面試」包括一、筆試，二、筆試及口試，是考試之方法雖有面試、筆試、口試等之區別，但無非均為拔擢人才、銓定資格之方式，苟能在執行上力求客觀公平，並不影響當事人之權益或法律上地位，其領有「僑中」字中醫師證書者，本未取得在國內執業之資格，尚無值得保護之信賴利益可言。則前開辦法重新訂定發布後，即依中央法規標準法第十三條規定，自發布日起算至第三日起發生效力而無過渡期間之規定，並無違背信賴保護原則。至九十一年一月十六日修正之醫師法第三條第四項：「已領有僑中字中醫師證書者，應於中華民國九十四年十二月三十一日前經中醫師檢覈筆試及格，取得臺中字中醫師證書，始得回國執業」，亦係為配合八十八年十二月二十九日修正公布之專門職業及技術人員考試法已廢止檢覈制度所為之過渡規定，對其依法所已取得之權利，並無影響，與憲法保障人民權利之意旨亦無違背，併此指明。

解釋理由書

憲法第八十六條第二款規定，專門職業及技術人員執業資格，應經考試院依法考選銓定之。醫師從事醫療行為，不僅涉及病患個人之權益，更影響國民健康之公共利益，自須具備專門之醫學知識與技能，醫師既屬專門職業人員（七十五年五月二日發布之專門職業及技術人員考試法施行細則第二條第三、四款規定參照，現行法第二條第三、四款規定亦同），其執業資格即應按首開規定取得。三十二年九月二十二日公布之醫師法第一條明定：「中華民國人民經醫師考試及格者，得充醫師」（八十一年七月二十九日修正為：「中華民國人民經醫師考試及格並依本法領有醫師證書者，得充醫師」）。第醫師應如何考試，涉及醫學上之專門知識，醫師法已就應考資格等重要事項予以規定，其屬細節性與技術性事項，自得授權考試機關及業務主管機關發布命令為之補充。關於中醫師考試，醫師法對其應考資格已定有明文，至於中醫師檢覈之科目、方法、程序等事

法務部　書函

中華民國九十一年八月二日
法律決字第○九一○○三○四四四號
附件：如文

受文者：本部秘書室

主　旨：檢送司法院大法官議決作成之釋字第五四七號解釋抄本乙份，請　查收參考。

說　明：依司法院秘書長九十一年七月三十日（九一）秘台大二字第一九八二七號函辦理。

正　本：最高法院檢察署、臺灣高等法院檢察署、福建高等法院金門分院檢察署、福建金門地方法院檢察署、本部司法官訓練所、矯正人員訓練所

副　本：抄陳部、次長室、抄送秘書室、法規委員會、法律事務司（均含附件、秘書室一份送登公報）

法務部

司法院大法官議決釋字第五四七號解釋

中華民國玖拾壹年陸月貳拾捌日
（九一）院台大二字第一七○七六號

院長　翁　岳　生

司法院釋字第五四七號解釋

解釋文

憲法第八十六條第二款規定，專門職業及技術人員執業資格，應經考試院依法考選銓定之。醫師從事醫療行為，不僅涉及病患個人之權益，更影響國民健康之公共利益，自須具備專門之醫學知識與技能，醫師既屬專門職業人員，其執業資格即應按首開規定取得。中華民國三十二年九月二十二日公布之醫師法第一條明定：「中華民國人民經醫師考試及格者，得充醫師」（八十一年七月二十九日修正為：「中華民國人民經醫師考試及格並依本法領有醫師證書者，得充醫師」）。第醫師應如何考試，涉及醫學上之專門知識，醫師法已就應考資格等重要事項予以規定，其屬細節性與技術性事項，自得授權考試機關及業務主管機關發布命令為之補充。關於中醫師考試，醫師法對其應考資格已定有明文，至於中醫師檢覈之科目、方法、程序等事項，則授權考試院會同行政院依其專業考量及斟酌中醫之傳統醫學特性，訂定中醫師檢覈辦法以資規範，符合醫師法與專門職業及技術人員考試法之意旨，與授權明確性原則無違。

考試院會同行政院於七十一年八月三十一日修正發布之中醫師檢覈辦法第八條第一項規定：「中醫師檢覈除審查證件外，得舉行面試或實地考試。但以第二條第三款之資格應檢覈者，一律予以面試」，同條第二項又規定：「華僑聲請中醫師檢覈依前項規定應予面試者，回國執業時應行補試」。嗣因配合七十五年一月二十四日專門職業及技術人員考試法之公布，考試院乃重新訂定，於七十七年八月二十二日會同行政院發布中醫師檢覈辦法，其第六條規定申請中醫師檢覈者，予以筆試，並於

刑事訴訟法　第二百八十四條、第二十七條第一項、第三十一條第一項、第三百七十九條第七款、第三百九十三條第一款、第三百九十四條第一項。

刑　法　第三百四十八條第一項。

最高法院檢察署檢察總長非常上訴書　九十年度非上字第一二一號

按強制辯護案件，審判筆錄雖有律師陳述辯護意旨如辯護書所載字樣，但卷無律師提出任何辯護書狀或上訴理由狀，與未經辯護無異，其訴訟程序自屬不合，有貴院六十八年台上字第一〇四六號判例可供參照。本件被告張志文所犯刑法第三百四十八條第一項之擄人勒贖而故意殺害被害人罪，為唯一死刑之罪，屬刑事訴訟法第三十一條第一項規定之強制辯護案件。台灣高等法院雖曾指定義務辯護人張世興律師為被告辯護，該指定辯護人亦曾於八十九年八月二十八日審判期日到庭為被告張志文辯護，但其辯護意旨僅稱「詳如辯護書所載」（見該審判筆錄），惟經遍查全卷，並未發見該辯護人所提出之「辯護書」在卷，是被告張志文部分即與未經辯護無異，依刑事訴訟法規定，該台灣高等法院之訴訟程序顯屬違法；案經被告提起第三審上訴，就此違誤，依刑事訴訟法第三百九十三條第一款、第三百九十四條第一項規定，屬於貴院得依職權調查之事項，貴院竟未經調查，糾正而駁回被告之上訴，亦屬違法，前經向貴院提起非常上訴，貴院九十年台非字第七四號判決亦認原判決於法有違，惟僅就原審關於張志文部分之訴訟程序違背法令之部分撤銷，卻未發回更審。按強制辯護制度，旨在保護被告之利益，以維持審判之公平；因對於重大案件，恐被告自行辯護不週，無法保障其辯護利益，故規定強制指定具法律專業之公設護辯人或律師為被告辯護。本件情形，法院雖曾指定義務辯護人張世興律師，惟卻未見其提出辯護書，即與未經辯護無異，此亦為貴院九十年度台非字第七四號判決所採認。是本件如不予發回二審更審，而僅就訴訟程序違背法令之部分撤銷，無異剝奪被告張志文二審應有之訴訟權益；況被告所犯為唯一死刑之罪，人命關天，其在台灣高等法院二審審理，依法應強制辯護之程序，竟無義務辯護人之辯護書，即與未經辯護無異，自屬不利於被告，已如前述。而貴院採認此項理由，認定原判決違背法令，卻僅撤銷其訴訟程序違背法令部分，並未諭知發回原審法院依判決前之程序更為審判，如此判決顯然無法確實保障、維護被告張志文應有之辯護、審級利益，亦不符強制辯護所欲維持審判公平之目的；更且提起非常上訴之判決如適用法律違誤者，為判決違法，如不利於被告，即應將其撤銷，另行判決（貴院六十八年台非字第一四八號判例參照），而非僅撤銷其訴訟程序違背法令部分而已。從而貴院撤銷原判決，卻未發回更審，即屬違誤，亦違強制辯護制度之精神。案經確定，且不利於被告，爰依刑事訴訟法第四百四十一條、第四百四十三條提起非常上訴，以資救濟。

本件業經最高法院九十一年度台非字第一五二號判決：

本院八十九年度台上字第七九二三號判決暨台灣高等法院八十九年度重上更㈣字第九二號判決關於張志文部分均撤銷，由台灣高等法院依判決前之程序更為審判。

其他上訴駁回。

十九日以九十年度偵字第三五九三號偵查終結，認被告曾金達涉嫌公共危險而以「曾鉅鈞」姓名向臺灣新竹地方法院聲請簡易判決處刑。嗣警方將被告指紋卡送交刑事局電腦比對結果，始發覺被告係假冒「曾鉅鈞」身分，將之報告臺灣新竹地方法院檢察署偵辦，該署檢察官於同年十月二十九日以九十年度偵字第五九一七號偵查終結，對被告除偽造文書部分外，連同前述公共危險部分一併向臺灣新竹地方法院提起公訴，有該兩案之偵、審卷可考。按刑事訴訟法第二百六十六條規定起訴之效力不及於檢察官所指被告以外之人，即所謂起訴對人之效力；而同法第二百六十四條第二項第一款規定起訴書應記載被告之姓名、性別等資料或其他足資辨別之特徵，係為特定刑罰權對象之用。惟檢察官起訴之對象為被告其「人」，並非其「姓名」。本件涉公共危險罪嫌之人為被告曾金達，其於警訊及檢察官偵查中，均冒用「曾鉅鈞」之姓名，復偽簽「曾鉅鈞」之姓名並按下自己之指印，雖檢察官誤認涉嫌公共危險之被告曾金達係「曾鉅鈞」，而以「曾鉅鈞」姓名向臺灣新竹地方法院聲請簡易判決處刑，惟檢察官起訴之對象仍為冒名之被告曾金達，並非「曾鉅鈞」本人（按法院審理此案時，如發覺被告係假冒他人姓名，是否參照司法院院字第五六九、一七二九號解釋意旨，將被告姓名更正為曾金達逕予審判，或通知檢察官更正，或為如何之審判，均屬別一問題）。因此，被告曾金達涉嫌公共危險部分，檢察官已於九十年六月十九日以九十年度偵字第三五九三號偵查終結提起公訴。嗣後檢察官於同年十月二十九日再以九十年度偵字第五九一七號將被告曾金達涉嫌公共危險部分向同法院重行起訴，原法院未依首開說明，對之為諭知

不受理之判決，竟對該部分仍為實體之判決，自屬違背法令。爰依刑事訴訟法第四百四十一條、第四百四十三條提起非常上訴，以資糾正。

本件業經最高法院九十一年度台非字第一三九號判決：

原判決關於公共危險部分撤銷。

右開撤銷部分免訴。

一、非常上訴理由要旨：

按強制辯護案件，審判筆錄雖有律師陳述辯護意旨如辯護書所載字樣，但卷無律師提出任何辯護書狀或上訴理由書狀，與未經辯護無異，其訴訟程序自屬不合。本件被告張志文所犯刑法第三百四十八條第一項之擄人勒贖而故意殺害被害人罪，為唯一死刑之罪，屬刑事訴訟法第三十一條第一項規定之強制辯護案件。台灣高等法院雖曾指定義務辯護人張世興律師為被告辯護，該指定辯護人亦曾於八十九年八月二十八日審判期日到庭為被告張志文辯護，但其辯護意旨僅稱『詳如辯護書所載』，惟經遍查全卷，並未發見該辯護人所提出之『辯護書』在卷，是被告張志文部分即與未經辯護無異，依刑事訴訟法規定，該台灣高等法院之訴訟程序顯屬違法；案經被告提起第三審上訴，就此違誤，依刑事訴訟法第三百九十三條第一款、第三百九十四條第一項之規定，屬於貴院得依職權調查之事項，貴院竟未經調查，糾正而駁回被告之上訴，亦屬違法。

二、參考法條：

係，揆諸刑法第五十五條後段之規定，應從一重之常業賭博罪處斷為是。因之，原判決之適用法則即有不當，為違背法令，案經確定，且對被告不利，爰依刑事訴訟法第四百四十一條、第四百四十三條提起非常上訴，以資救濟。

本件業經最高法院九十一年度台非字第一〇八號判決：

原判決及第一審關於張章晃部分之判決均撤銷。

張章晃以賭博為常業，處有期徒刑肆月，如易科罰金，以參佰元折算壹日。

扣案之賭博性電動機具拾伍台、賭資新台幣肆佰元，均沒收。

一、非常上訴理由要旨：

按刑事訴訟法第二百六十六條規定起訴之效力不及於檢察官所指被告以外之人，即所謂起訴對人之效力；而同法第二百六十四條第二項第一款規定起訴書應記載被告之姓名、性別等資料或其他足資辨別之特徵，係為特定刑罰權對象之用。惟檢察官起訴之對象為被告其『人』，並非其『姓名』。本件涉公共危險罪嫌之人為被告曾金達，其於警訊及檢察官偵查中，均冒用『曾鉅鈞』之姓名，復偽簽『曾鉅鈞』之姓名並按下自己之指印，雖檢察官誤認涉嫌公共危險之被告曾金達係『曾鉅鈞』，而以『曾鉅鈞』姓名向臺灣新竹地方法院聲請簡易判決處刑，惟檢察官起訴之對象仍為冒名之被告曾金達，並非『曾鉅鈞』本人。因此被告曾金達涉嫌公共危險部分，檢察官已於九十年六月十九日以九十年度偵字第三五九三號偵查終結提起公訴。嗣後檢察官於同年十月二十九日再以九十年度偵字第五九一七號將被告曾金達涉嫌公共危險部分向同法院重行起訴，原法院未依首開說明，對之為諭知不受理之判決，竟對該部分仍為實體之判決，自屬違背法令。

二、參考法條：

刑事訴訟法　第二百六十六條、第二百六十四條第二項第一款、第三百零三條第二款、第三百零二條第一款。

最高法院檢察署檢察總長非常上訴書　九十一年度非上字第一〇六號

按已經提起公訴或自訴案件，在同一法院重行起訴者，應諭知不受理之判決，刑事訴訟法第三百零三條第二款定有明文。縱先起訴之判決，確定在後，如判決時，後起訴之判決，尚未確定，仍應就後起訴之判決，依非常上訴程序予以撤銷，諭知不受理，（大法官會議釋字第一六八號解釋參照）。查本件被告曾金達於民國九十年六月十日晚間九時許至十一時許，在新竹市光復路一段某小吃店，與友人共飲啤酒，置自己於不能安全駕駛動力交通工具之狀態後，嗣於翌（十一）日凌晨零時三十分許，駕駛W二—九四七二號自小客車，載送友人至新竹市東大路後返家途中，在新竹市光復路二段三七三號前，為警攔檢，經警測試其吐氣所含酒精成份達每公升〇・六六毫克，竟假冒友人「曾鉅鈞」身分，在當場臨檢員警所填發之新竹市警察局舉發違反道路交通管理事件通知單、酒精測定數據表、汽機車駕駛人酒後生理協調平衡檢測紀錄表、警方調查筆錄、逮捕通知單上，偽簽「曾鉅鈞」署押。案經新竹市警察局第二分局報告臺灣新竹地方法院檢察署偵辦，該署檢察官於九十年六月

附錄

非常上訴理由選輯

一、非常上訴理由要旨：

本件被告張章晃未依電子遊戲場業管理條例規定向台南縣政府辦理營利事業登記，並基於常業賭博之犯意，而於公眾得出入之場所內，擺設賭博性電動玩具『賽車雙人座』等多台供顧客投錢開分把玩後又依積分換回現金等為賭博行為，觸犯非法從事電子遊戲場行業，違反電子遊戲場業管理條例第十五條規定，應依同條例第二十二條規定論處，及犯刑法第二百六十七條之常業賭博罪二種罪刑，第一審判決認被告所犯上開二罪間，犯意各別，行為不同，予以分論併罰，原確定判決未予糾正，而駁回上訴即有可議

。查被告未依規定辦理登記而經營電子遊戲場業，應係為遂其常業賭博犯行之方法行為，二罪間顯有方法結果之牽連關係，揆諸刑法第五十五條後段之規定，應從一重之常業賭博罪處斷。原判決之適用法則即有不當，為違背法令。

二、參考法條：

刑　法　第五十五條後段、第二百六十七條。

電子遊戲場業管理條例　第十五條、二十二條。

刑事訴訟法　第三百七十八條。

最高法院檢察署檢察總長非常上訴書　九十一年度非上字第八二號

按判決不適用法則或適用不當者，為違背法令，對違背法令之確定判決，得提起非常上訴，刑事訴訟法第三百七十八條、第四百四十一條分別定有明文。復查犯一罪而其方法或結果之行為犯他罪名者，為牽連犯，應從一重處斷，刑法第五十五條後段亦定有明文。本件原確定判決認定被告張章晃未依電子遊戲場業管理條例規定向台南縣政府辦理營利事業登記，並基於常業賭博之犯意，而於公眾得出入之場所內，擺設賭博性電動玩具「賽車雙人座」等多台供顧客投錢開分把玩後又依積分換回現金等為賭博行為，因認其有觸犯非法從事電子遊戲場行業，違反電子遊戲場業管理條例第十五條規定，應依同條例第二十二條規定論處，及犯刑法第二百六十七條之常業賭博罪二種罪刑，固非無見；惟對第一審判決認被告所犯上開二罪間，犯意各別，行為不同，予以分論併罰，未予糾正，而駁回上訴即有可議。查被告未依規定辦理登記而經營電子遊戲場業，應係為遂其常業賭博犯行之方法行為，二罪間顯有方法結果之牽連關

公共工程及採購契約	法務部暨所屬機關九十一年度個人電腦設備增購配備購置案	九十一年七月十五日	十年	總務司陳列室
公共工程及採購契約	法務部暨所屬機關九十一年度個人電腦配備購置案	九十一年七月十五日	十年	總務司陳列室
公共工程及採購契約	法務部九十一年度台灣士林、苗栗、雲林、金門地檢署筆錄電腦化系統建置及教育訓練案	九十一年七月十六日	十年	總務司陳列室
公共工程及採購契約	法務部九十一年度對外連線通訊機櫃購置案	九十一年七月十六日	十年	總務司陳列室

附註：

一、本目錄所稱「資訊種類」，係指行政資訊公開辦法第四條第一項各款之行政資訊，例如法規命令。

二、本目錄所稱「內容要旨」，係指行政資訊名稱，如有明確之必要，並簡述其內容要旨，例如行政資訊公開辦法。

三、本目錄所稱「作成或取得時間」，係指行政資訊之核定、發布或公告日期；非自行作成者，其取得日期，例如行政資訊公開辦法之作成日期為九十年二月二十一日。

四、本目錄所稱「保管期間」，係指行政資訊依法令規定之保存年限。

五、本目錄所稱「保管場所」，係指行政資訊作成或取得之機關、單位，例如法務部法律事務司。

公共工程及採購契約	法務部九十一年度中文自造字檔建置及網頁系統設計委外服務案	九十一年七月一日	十年	總務司陳列室
公共工程及採購契約	電腦資料建檔及異動管理委外服務案	九十一年七月一日	十年	總務司陳列室
公共工程及採購契約	法務部暨所屬機關九十一年度網路環境提升設備購置案	九十一年七月五日	十年	總務司陳列室
公共工程及採購契約	法務部暨所屬機關九十一年度公文管理系統週邊設備購置案	九十一年七月五日	十年	總務司陳列室
公共工程及採購契約	法務部暨所屬機關九十一年度伺服器主機及週邊設備配備購置案	九十一年七月十二日	十年	總務司陳列室

法務部行政資訊目錄

資訊種類	內容要旨	作成或取得時間	保管期間	保管場所
行政規則	修正「法務部員工子女獎助學金實施要點」	九十一年七月十九日	永久	人事處
業務統計	九十年少年兒童犯罪概況及其分析	九十一年六月	五年	保護司
函釋	縣政府工務局新成立下水道課課長應否申報財產疑義	九十一年七月十日	永久	政風司
公共工程及採購契約	法務部「九十一年度推展檢察機關公文管理系統委外服務案」	九十一年六月六日	十年	總務司陳列室

八四八九九號函。

二、按行政程序第一百零七條規定，行政機關遇有「法規明文規定應舉行聽證」或「行政機關認有舉行聽證之必要」者，舉行聽證，係就行政機關作成行政處分是否舉行聽證所為之規定。而國家公園計畫公告實施後，主管機關每五年應通盤檢討一次，並作必要之變更；人民申請變更國家公園計畫或建議，除國家公園法施行細則第六條第二項規定得隨時檢討變更者外，應予彙集作為通盤檢討之參考，不得個案辦理變更，國家公園法施行細則第六條第一項及國家公園計畫通盤檢討作業要點（以下簡稱作業要點）第四點定有明文。復依 貴部來函所述，國家公園計畫之性質既與區域計畫及都市計畫性質相同，揆諸司法院釋字第一五六號解釋意旨，其五年定期通盤檢討與個案變更所為之變更不同，前者不具行政處分之性質，自無上開法條之適用。至於後者，則係公法上單方行政行為，直接限制一定區域內人民之權利、利益或增加其負擔，具有行政處分之性質（本部九十年五月二十一日法九十律字第○一三○七二號及九十一年四月一日法律字第○九一○一○○六一號函參照）。次按作業要點第九點規定，國家公園計畫之通盤檢討前，辦理機關應分別通知有關機關、當地政府及鄉（鎮、市、區）公所，並公告三十日，將公告之日期及地點登報週知，以供人民、機關、團體向辦理機關提出意見，及「內政部國家公園計畫委員會組織規程」第七條規定，國家公園計畫委員會開會時，得要邀請有關人士列席提供意見等，係計對通盤檢討之公告程序及有關人士提供意見所為之規定，並非有關個案變更應舉行聽證之規定，故主管機關無須依行政程序法第一百零七條第一款規定舉行聽證。至於依國家公園法施行細則第六條第二項所為個案變更處分是否依同條第二款規定舉行聽證，由主管機關自行審酌。

三、又按行政程序法第一百六十四條第一項所定應經公開及聽證程序之行政計畫，須具備以下三要件：1有關一定地區土地之特定利用或重大公共設施之設置。2涉及多數不同利益之人。3涉及多數行政機關之權限。且依研擬中之「行政計畫擬訂、確定、修訂及廢棄程序辦法」草案之規定，該行政計畫內容必須係屬具體規劃，始須踐行上述規定之公開及聽證程序。國家公園計畫如未同時具備上述要件，則無上開規定之適用。綜上所述， 貴部來函說明二之意見，本部敬表贊同。

正本：內政部
副本：本部秘書室（請刊登本部公報）、本部法律事務司（四份）

公告

連續處罰。（第二項）」同法第八條第三項規定：「商業不得經營其登記範圍以外之業務。」上開有關違反該法第八條第三項規定之處罰，並非針對商號，應以行為時各該商業登記之負責人為處罰對象（本部八十五年十二月三十日法八五律決字第三三一九三號函參照）。本件依來函所述，某商號負責人，經依商業登記法第三十三條規定處罰鍰並命令（即行政處分）停止經營登記範圍以外之業務後，同一商號變更名稱及負責人，繼續營業，再被查獲原違規行為之情形，倘商號負責人嗣後變更，而仍有相同違規情事時，因非同一負責人，尚不得認為曾經命令前負責人停止經營登記範圍以外業務之不行為義務，其效力及於新負責人，而遽依行政執行法規定處以怠金，並續依規定對其營業場所斷水斷電。

三、惟另按行政執行法第二十七條規定：「依法令或本於法令之行政處分，負有行為或不行為義務，經於處分書或另以書面限定相當期間履行，逾期仍不履行者，由執行機關依間接強制或直接強制方法執行之。（第一項）前項文書，應載明不依限履行時將予強制執行之意旨。（第二項）」同法第三十二條規定：「經間接強制不能達成執行目的，或因情況急迫，如不及時執行，顯難達成執行目的時，執行機關得依直接強制方法執行之。」準此，行政執行適用之範圍，不以經行政處分課予不行為義務者為限，尚包含直接「依法令」負有不行為義務者在內。換言之，違反商業登記法第八條第三項：「商業不得經營其登記範圍以外之業務。」規定之不行為義務，經依行政執行法上開規定，以書面限定相當期間履行，逾期仍不履行者，即可依間接強制或直接強制方法（包含斷水斷電措施）執行之。至於是否逕行直接強制，應由執行機關依行政執行法第三十二條規定審酌判斷之。另本件執行機關對新負責人之違法行為，若依商業登記法第三十三條第一項規定予以處罰時，尚可依行政執行法上開規定於處分書同時載明不依限履行時將予強制執行之意旨，以節省執行成本，併予敘明。

正　本：經濟部

副　本：本部林次長室、本部秘書室（請刊登公報）、本部法規委員會、本部法律事務司（三份）

法務部　函

中華民國九十一年七月二十九日
法律字第○九一○○二八一二六號

受文者：本部秘書室

主　旨：關於國家公園計畫之公開程序是否適用行政程序法之聽證程序，以及國家公園計畫是否屬於行政程序法第一百六十四條所定應舉行公開及聽證程序之行政計畫範疇疑義乙案，本部意見如說明二、三。請　查照參考。

說　明：

一、復　貴部九十一年七月十日台內營字第○九一○○

法令疑義釋答

法務部　書函

中華民國九十一年七月三十一日
法律字第○九一○○七○○三八七號

受文者：本部秘書室

主　旨：關於為興建東西向快速道路之需要，貴府於未辦理市地重劃前，經原土地所有權人提供土地使用同意書，由貴府先行使用該土地，俟將來列入重劃時再參加土地分配，茲因該土地經法院拍賣移轉登記為他人所有，現所有權人要求土地徵收補償乙案，本部意見如說明二。請　查照參考。

說　明：

一、復貴府九十一年五月二日府建土字第○九一○○五八八一四號函。

二、本件經提請本部「行政程序法諮詢小組」第二十九次會議討論，獲致具體結論略以，綜合觀察此處之同意書及貴府公文等文件往返，可以將其解釋為行政契約。至於行政契約之內容為何？是否合法有效成立？則屬個案判斷及相關法規適用之問題。另有關繼受取得所有權人是否受該同意書拘束乙節，與會委員則意見不一，併予指明。

三、檢附前開會議紀錄一份供參。

正　本：臺中市政府

副　本：本部秘書室（無附件，請刊登公報）、本部法律事務司（含附件，四份）

法務部　函

中華民國九十一年七月三十一日
法律字第○九一○○七○○三八四號

受文者：本部秘書室

主　旨：關於依商業登記法第三十三條規定處罰鍰並命令停止經營登記範圍以外之業務後，同一商號變更名稱及負責人，繼續營業，再被查獲原違規行為，可否依行政執行法規定處新負責人怠金，並續依規定對其營業場所斷水斷電乙案，本部意見如說明二、三。請　查照參考。

說　明：

一、復貴部九十一年六月十一日經商字第○九一○二○七九五—○號函。

二、按商業登記法第三十三條規定：「違反第八條第三項規定者，其商業負責人處新台幣一萬元以上三萬元以下罰鍰，並由主管機關命令停止其經營登記範圍外之業務。（第一項）經主管機關依前項規定處分後，仍不停止經營登記範圍外之業務者，得按月

聲請人 台灣士林地方法院檢察署檢察官
設台北市士林區士東路一九〇號

右聲請人因宣告劉雲達死亡事件，聲請公示催告，本院裁定如左：

主文

准對失蹤人劉雲達（男，民國四年六月一日生，身分證統一編號：G一〇〇二六二七二一號，最後住所台北市內湖區康寧路一段二五五巷四六弄十八之五號）為宣告死亡之公示催告。

該失蹤人應於本公示催告最後登載新聞紙之翌日起捌個月內，向本院陳報現尚生存，如不陳報，本院將宣告其為死亡。

無論何人，凡知該失蹤人之生死者，均應於上開期間內，將其所知之事實，陳報本院。

理由

一、按失蹤人失蹤滿七年，或為遭遇特別災難而失蹤滿一年後，其利害關係人得向法院聲請為死亡之宣告，失蹤者為八十歲以上者，得於失蹤滿三年後，為死亡之宣告，民法第八條定有明文。

二、本件聲請意旨略以，茲有劉雲達民國四年六月一日生，於八十五年十二月九日因遷出其戶籍地臺北市內湖區康寧路一段二五五巷四六弄十八之五號後，未辦理遷入登記，無故失蹤，生死不明，迄今已逾三年，並據提出台北市內湖區戶政事務所函、戶籍謄本、查詢人口作業——個別查詢報表為證，自堪信為真實，其聲請核與首開法條尚無不合，應予准許。

三、依民事訴訟法第六百二十八條裁定如主文。

中華民國九十一年七月十二日

臺灣士林地方法院家事庭

法官 張國棟

右為正本係照原本作成。

如對本裁定抗告須於裁定送達後十日內向本院提出抗告狀。

中華民國九十一年七月十二日

法院書記官 丁梅芬

臺灣士林地方法院公示催告公告

股別：真

中華民國九十一年七月十九日

士院儀家真九十一家催字第一一四號

主旨：公示催告失蹤人劉雲達應於本公示催告最後登載新聞紙之翌日起捌個月內，向本院陳報現尚生存，如不陳報，本院將宣告其為死亡。無論何人，凡知該失縱人之生死者，均應於上開期間內，將其所知之事實，陳報本院。

依據：民事訴訟法第六百二十八條、第六百二十九條規定。

公告事項：本院九十一年度家催字第一一四號公示催告事件裁定（如後附裁定正本）。

文件在卷為證，自堪信為真實，其聲請核與首開法條尚無不合，應予准許。

三、依民事訴訟法第六百二十八條裁定如主文。

臺灣士林地方法院家事庭

中　華　民　國　九　十　一　年　七　月　十　日

法官　張　國　棟

右為正本係照原本作成。

如對本裁定抗告須於裁定送達後十日內向本院提出抗告狀。

中　華　民　國　九　十　一　年　七　月　十　二　日

法院書記官　丁　梅　芬

臺灣士林地方法院公示催告公告

股別：真

中華民國九十一年七月十二日

士院儀民真九十一家催字第一一七號

主　旨：公示催告對失蹤人林宏義（男，五十七年六月二十三日生，身分證統一編號：Y一二〇二八五七〇五號，原住台北市士林區新園街一號）、林忠義（男，五十二年十一月二十一日生，身分證統一編號：Y一二〇二八五六九八號，原住台北市士林區新園街一號）林順義（男，五十一年七月十七日生，身分證統一編號：Y一二〇二八五六八九號，原住北市士林區新園街一號）為宣告死亡之公示催告。該失蹤人應於本公示催告最後登載新聞紙之翌日起捌個月內，向本院陳報現尚生存，如不陳報，本院將宣告其為死亡。無論何人，凡知該失蹤人之生死者，均應於上開期間內，將其所知之事實，陳報本院。

依　據：民事訴訟法第六百二十八條、第六百二十九條規定。

公告事項：本院九十一年度家催字第一一七號公示催告事件裁定（如後附裁定正本）。

臺灣士林地方法院　家事法庭

台灣士林地方法院檢察署　函

中華民國九十一年七月廿九日

士檢文字第一八八八八號

附件：如主旨

受文者：法務部秘書室

主　旨：檢送本署檢察官聲請宣告劉雲達死亡事件，台灣士林地方法院九十一年家催字第一一四號民事裁定影本及公示催告公告影本各乙件，請惠予刊登法務部公報，請　查照。

說　明：本件承辦人——劉美玲，電話：八八六六三五四〇轉三七號。

正　本：法務部秘書室

副　本：本署紀錄科（紀股）

檢察長　吳　陳　鐶

臺灣士林地方法院民事裁定

股別：真

九十一年度家催字第一一四號

◎公告催示◎

台灣士林地方法院檢察署　函

中華民國九十一年七月廿三日
士檢文字第一八五一六號
附件：如主旨

受文者：法務部秘書室

主　旨：檢送本署檢察官聲請宣告林宏義、林忠義、林順義死亡事件，台灣士林地方法院九十一年家催字第一一七號民事裁定影本及公示催告公告影本各乙件，請惠予刊登法務部公報，請　查照。

說　明：本件承辦人——劉美玲，電話：八八六六三五四〇轉三七號。

正　本：法務部秘書室

副　本：本署蘇檢察事務官大慶

檢察長　吳　陳　鐶

臺灣士林地方法院民事裁定

股別：真
九十一年度家催字第一一七號

聲　請　人　台灣士林地方法院檢察署檢察官　住台北市士林區士東路一九〇號

右聲請人因宣告林宏義、林忠義、林順義死亡事件，聲請公示催告，本院裁定如左：

主　文

准對失蹤人林宏義（男，五十七年六月二十三日生，身分證統一編號：Y一二〇二八五七〇五號，原住台北市士林區新園街一號）、林忠義（男，五十二年十一月二十一日生，身分證統一編號：Y一二〇二八五六九八號，原住台北市士林區新園街一號）林順義（男，五十一年七月十七日生，身分證統一編號：Y一二〇二八五六八九號，原住北市士林區新園街一號）為宣告死亡之公示催告。

該失蹤人應於本公示催告最後登載新聞紙之翌日起捌個月內，向本院陳報現尚生存，如不陳報，本院將宣告其為死亡。

無論何人，凡知該失蹤人之生死者，均應於上開期間內，將其所知之事實，陳報本院。

理　由

一、按失蹤人失蹤滿七年，或為遭遇特別災難而失蹤滿一年後，其利害關係人得向法院聲請為死亡之宣告，民法第八條第一項定有明文。又前開規定，於民法總則施行後修正前失蹤者，亦適用之，民法總則施行法第三條第三項但書亦予明定。

二、本件聲請意旨略以，茲有林宏義、林忠義、林順義於六十年四月二十日離家外出後失蹤，生死不明，且被提報列為查詢人口在案，迄今已逾七年，並據提出台北市士林區戶政事務所函檢附利害關係人戶籍資料、查詢人口名冊，戶籍資料影本、勞工保險局書函、財政部財稅資料中心函、中央健保局台北分局函、內政部警政署入出境管理局函等

附表二：

編號	案號	受委任律師	委任人	訴訟對造人
4	台灣新竹地方法院八十九年度訴字第六六九號給付工程款民事事件（民國九十年五月三十一日原告撤回對牛寰、范秀英之訴訟；同年六月十五日原告撤回對王偉中之訴訟）	馮博生 林鈺珊 （二人同於八十九年九月十四日受委任）	（原告） 翁正明	（被告） 牛寰 范秀英 王偉中
5	台灣新竹地方法院八十七年度訴字第六一四號偽造文書刑事案件（民國八十九年十一月三十日判決）	馮博生 蔡明吟 （二人同於八十八年四月十九日受委任） 林鈺珊 （八十九年十月三日受委任）	（被告） 翁正明	（告訴人） 牛寰 范秀英

附表一：

編號	案號	受委任律師	委任人	訴訟對造人
1	台灣新竹地方法院八十七年度附民字第三號刑事附帶民事訴訟案件（民國八十七年九月二十一日裁定）	馮博生	（原告）牛寰、范秀英、翁正明	（被告）曾鐘明
2	最高法院八十八年度台上字第四六八號民事事件（民國八十八年三月十一日裁定）	馮博生	（被上訴人）牛寰、范秀英、翁正明	（上訴人）曾鐘明
3	台灣新竹地方法院八十六年度自字第七七號刑事案件（被告翁正明部分於民國八十八年十一月八日判決無罪；被告范秀英、牛寰部分，於同日裁定「自訴駁回」。）	馮博生 蔡明吟	（被告）牛寰、范秀英【二人為刑事裁定被告】 （被告）翁正明【刑事判決之被告】	（自訴人）曾鐘明

文書案件中，被付懲戒人馮博生、蔡明吟律師接受委任之時間為八十八年四月十九日，林鈺珊律師接受委任之時間為八十九年十月三日，有委任狀二紙在卷可參，當時前案即附表一、編號3.八十六年度自字第七七號自訴案件尚未審結（於八十八年十一月八日裁判終結），故被付懲戒人馮博生、蔡明吟律師在接受後案件（即附表二、編號5.之案件）委任後，勢必一面於八十六年度自字第七七號刑事案件中，為牛寰、范秀英及翁正明辯護；一面於八十七年度訴字第六一四號刑事案件中，為翁正明辯護；以對抗告訴人牛寰及范秀英。足見其對牛寰及范秀英之權益，必然產生衝突。

四、按律師法第二十六條第一項第一款規定「律師對於一、本人或同一事務所之律師曾受委託人之相對人之委任，或曾與商議而予贊助者之事件不得執行其職務」，被付懲戒人馮博生律師等三人之所為，自係違反該條款之規定，且不能因相對人之同意而解免其責任，又依照律師倫理規範第四條規定「律師應重視職務之自由及獨立」，被付懲戒人馮博生律師所謂蔡明吟、林鈺珊律師二人，應無責任，顯無可採，至被付懲戒人林鈺珊律師，縱係於八十九年三月間，始進入理律法律事務所，但與被付懲戒人馮博生、蔡明吟律師，係屬同一事務所，對於同一事務所之律師所不能受任之事件，接續受任，自亦違反上開條款之規定，原決議依照律師法第三十九條第一款、第四十四條第一、二款規定，按其情節，對被付懲戒人馮博生、蔡明吟律師二人均為應予申誡之處分，林鈺珊為應予警告之處分，核無不合，本件被付懲戒人馮博生律師等三人，請求覆審，並無理由，原決議應予維持，爰決議如主文。

中華民國九十一年六月十四日

律師懲戒覆審委員會

委員長　朱勝群
委員　陳正庸
委員　許朝雄
委員　劉延村
委員　邵燕玲
委員　陳耀東
委員　詹麗麗
委員　謝文田
委員　楊思勤
委員　蘇友辰
委員　黃秀真
委員　吳光明
委員　雷萬來

右正本證明與原本無異

中華民國九十一年六月二十六日主任書記官　劉嘉仁

明，嗣於翁正明對牛寰、范秀英提起請求給付工程款之訴時，馮博生、林鈺珊律師復擔任翁正明之訴訟代理人，於訴訟進行中對抗牛寰、范秀英（台灣新竹地方法院八十九年訴字第六六九號）。另關於刑事部分，曾鐘明對牛寰、范秀英、翁正明等興建委員會會員，提起詐欺等自訴案件（台灣新竹地方法院八十六年度自字第七七號本訴與反訴）中，馮博生、蔡明吟律師擔任牛寰、范秀英、翁正日之選任辯護人，惟於訴訟尚未終結前，牛寰、范秀英復對翁正明提起偽造文書之告訴，經檢察官提起公訴後，於台灣新竹地方法院八十七年訴字第六一四號偽造文書案件中，馮博生、蔡明吟律師於八十八年四月十九日受翁正明之委任，與馮博生、蔡明吟律師屬同一事務所之林鈺珊律師仍於八十九年十月三日接受翁正明之委任，共同擔任翁正明之選任辯護人，以對抗牛寰及范秀英，台灣新竹地方法院檢察署，以被付懲戒人馮博生律師等三人，顯然違反律師法第二十六條第一項第一款規定，依同法第三十九條、第四十條第一項規定送付懲戒。經台灣律師懲戒委員會決議，馮博生、蔡明吟律師二人均應予申誡，林鈺珊律師應予警告，被付懲戒人馮博生律師等三人不服原決議，請求覆審到會。

理　由

一、本件被付懲戒人馮博生、蔡明吟、林鈺珊律師等三人，請求覆審之理由略以：在程序上，原決議懲戒委員中之魏早炳委員，於台灣高等法院九十年重勞上字第二號給付工資事件，與被付懲戒人馮博生、林鈺珊律師等二人，各為對造當事人之訴訟代理人，就本件懲戒案，並未依法迴避，原決議當然違背法令，在實體上，本件之前述案件非屬同一事件，應無律師法第二十六條第一項第一款規定之適用，且有關律師倫理規範第三十條第三、四款限制之情形，亦因經原委任人之同意而解除，且各該案件，均係由被付懲戒人馮博生律師為主要負責及承辦人員，被付懲戒人蔡明吟、林鈺珊律師等人均係受其指示而先後參與，並無選擇或決定之權，斷無應與被付懲戒人馮博生律師同受懲戒，另被付懲戒人林鈺珊律師係於八十九年三月間，始進入理律法律事務所，附表一、所載之案件，從未參與云云為其申辯之理由。

二、惟查原決議之懲戒委員中之魏早炳委員，雖曾於台灣高等法院九十年重勞上字第二號給付工資事件，與被付懲戒人馮博生、林鈺珊律師等二人，各為對造當事人之訴訟代理人，但於本件懲戒案，並不構成法定應自行迴避之原因，或因此足認有何偏頗之虞，故原決議在程序上，並無違背法令之問題可言，合先敘明。

三、次查被付懲戒人馮博生律師等三人對於受任為附表一、及附表二、案件之訴訟代理人，或選任辯護人之事實，並不否認，且有各該判決書、裁定書及委任狀等附卷可證，其於附表二、編號5.即八十七年度訴字第六一四號偽造

法令字第〇九一〇〇二五八六八號
附件：如文

受文者：詳行文單位

主　旨：關於律師馮博生、蔡明吟及林鈺珊違反律師法，馮博生、蔡明吟經付懲戒，應予申誡確定，林鈺珊經付懲戒，應予警告確定乙案，應照律師懲戒覆審委員會決議執行，並依律師懲戒規則第二十五條第三項規定辦理。請查照並轉行。

說　明：

一、依律師懲戒覆審委員會九十一年六月二十八日（九十一）律覆文字第〇〇一二號函辦理。

二、檢附律師懲戒覆審委員會九十一年度台覆字第四號決議書乙份。

正　本：臺灣高等法院檢察署

副　本：臺灣高等法院、國防部最高軍事法院、中華民國律師公會全國聯合會、內政部地政司（均含附件影本）

部長　陳定南

律師懲戒覆審委員會決議書

九十一年度台覆字第四號

被付懲戒人　馮博生　男　民國五十年五月二日生
身分證統一編號：F一二一九七五五三五
住台北縣汐止市康寧路七五一巷九號十一樓之一

蔡明吟　女　民國五十九年七月二十日生
身分證統一編號：D二二〇三二四九〇九
住台北縣新店市環河路十六號二十九樓之一

林鈺珊　女　民國六十二年十月六日生
身分證統一編號：T二二二〇一九一六四
住台北縣新莊市中和街五十九巷十弄十號三樓

右被付懲戒人因違反律師法送付懲戒事件，對於台灣律師懲戒委員會中華民國九十年十月十五日決議（九十年度律懲字第四號），請求覆審，本會決議如左：

主　文

原決議應予維持。

事　實

本件被付懲戒人馮博生、蔡明吟、林鈺珊為執業律師，共同在位於新竹市科學園區園區二路十一號八樓之「理律法律事務所新竹事務所」擔任律師職務，馮博生律師於台灣新竹地方法院八十七年度附民字第三號請求損害賠償事件、最高法院八十八年台上字第四六八號請求所有權移轉事件訴訟中，先受牛寰、范秀英、翁正明等人之委任，擔任訴訟代理人，其對造為曾鐘

出於故意而係出於過失，依律師法第三十九條第二款但書之規定，自不構成懲戒之原因；且原確定判決未能詳加調查，其認定事實、適用法律均有違誤；退一步言，原確定判決如認為被付懲戒人確有事實欄所載之犯罪行為，其量刑亦嫌過重，且同一事實既被法院判處罪刑，又遭停止執行職務一年之懲戒處分，一事兩罰，不惟有欠公允，且又剝奪被付懲戒人之工作權，亦與憲法保障人民權益之精神有所違背云云，作為請求覆審之理由。惟查㈠被付懲戒人所為確係故意犯罪，業有前述確定刑事判決附卷可資佐證，被付懲戒人任意主張伊之所為係出於過失乙節顯與確定判決所確認之事實不符，自不足採。㈡原判決既已確定，即已生實質之確定力，其認事、用法有無違誤，非本會所得審究，故於此自不容被付懲戒人指摘該確定判決有何瑕疵。㈢按量刑輕重，係屬事實審法院得依職權自由裁量之事項，非本會所得過問。又同一事實經科予刑罰後是否仍得予以懲戒，各國立法例並不一致，我國向來採併罰主義，兩者非有互相排斥性質，故同一行為之受刑之宣告者，仍得予以懲戒。本問題究應採併罰主義抑採吸收主義乃立法政策問題，應無違憲之可言，被付懲戒人關於此一問題之指摘，洵非確論，自無可採。

三、被付懲戒人有右開懲戒之事實，基上所述，至為明確。原決議以被付懲戒人有違律師法第四十九條第一項之規定，情節重大，而依同法第三十九條第二款（原決議誤書為第二項）、第四十四條第三款之規定，決議予以停止執行職務一年之處分，核無不合，應予維持，特為決議如主文。

中華民國九十一年六月十四日

律師懲戒覆審委員會

委員長 朱勝群
委員 陳正庸
委員 許朝雄
委員 劉延村
委員 邵燕玲
委員 陳耀東
委員 詹麗麗
委員 謝文田
委員 楊思勤
委員 蘇友辰
委員 黃秀真
委員 吳光明
委員 雷萬來

右正本證明與原本無異

中華民國九十一年六月二十六日

主任書記官 劉嘉仁

法務部 令

中華民國九十一年七月二十九日

龍並未取得律師資格，竟與渠等基於犯意聯絡，未親自執行職務，自民國八十三年間起，在台中縣豐原市中正路三百八十九號七樓設立事務所，由孫茂馨擔任經理，並將其所有之律師職章、私章交予事務所內未取得律師資格之孫茂馨、徐永龍使用，並接辦非訟業務。孫茂馨可依案件貢獻度抽成百分之十至三十，徐永龍則於扣除孫茂馨抽成後，可就餘額抽成一成至一成半。案經台灣台中地方法院以八十八年度易字第三六五五號違反律師法案判決有期徒刑四月，及台灣高等法院台中分院以八十九年度上易字第二八五二號判決駁回上訴確定在案。旋經台灣台中地方法院檢察署依律師法第三十九條第二款之規定移付懲戒，並經台灣律師懲戒委員會認被付懲戒人有違律師法第三十九條第二款規定而依同法第四十四條第三款予以停止執行職務一年之處分。

理　由

一、請求覆審理由略以：㈠查律師有犯罪之行為，經判刑確定者，依律師法第三十九條第二款前段固應懲戒，惟該條尚有但書規定，即因過失犯罪者不在此限，換言之，律師法第三十九條第二款尚有例外規定，亦即律師因過失犯罪者不在懲戒之列，查本案尚有諸多事證足以證明被付懲戒人之行為確係非故意而係因過失所致，應有律師法第三十九條第二款但書規定之適用。㈡原確定判決認定：「被告黃忠為台中縣市執業之律師，明知孫茂馨、徐永龍並未取得律師資格，竟與渠等基於犯意聯絡，未親自執行職務……云云。」其認定與事實不符，其採證顯有違誤。㈢原確定判決認定被付懲戒人違反律師法第四十九條第一項之規定，其適用法律亦有違誤。㈣原確定判決認定黃忠律師非親自執行職務，而將印章提供與未取得律師資格之孫茂馨、徐永龍使用並接辦非訟業務。孫茂馨可依案件貢獻度抽成百分之十至三十日、徐永龍則於扣除孫茂馨抽成後，可就餘額抽成一成至一成半等事實，係以證人李金鈴之證詞為依據，惟有諸多證據足以證明李金鈴之證言係屬虛偽。㈤退一步言，原判決縱認被付懲戒人有違反律師法第四十九條第一項之行為，但其判處被付懲戒人有期徒刑四月，量刑未免過重，況被付懲戒人之同一行為既被法院判處罪刑，復被懲戒停止執行職務一年，一行為數罰，似有欠公允，且剝奪被付懲戒人之工作權，亦與憲法保障人民之權益有所違背。為此，請撤銷原決議，另為較妥適之決議等語。

二、按律師有犯罪之行為，經判刑確定者，應付懲戒，律師法第三十九條第二款前段定有明文。故祇須律師犯罪經法院判刑確定，即與同條款前段所定應付懲戒之事由相當，不容被付懲戒人再以刑事判決違誤為由任意爭執。本件被付懲戒人係在台中地區執行業務之律師，其因事實欄所載之犯罪行為，業經台灣台中地方法院及台灣高等法院台中分院分別以八十八年度易字第三六五五號及八十九年度上易字第二八五二號刑事判決判處有期徒刑肆月，如易科罰金，以參佰元折算壹日確定在案，有該刑事判決影本附卷可稽，並為被付懲戒人所承認。被付懲戒人雖以伊之所為非

委員 劉延村
委員 邵燕玲
委員 陳耀東
委員 詹麗麗
委員 謝文田
委員 楊思勤
委員 蘇友辰
委員 黃秀真
委員 吳光明
委員 雷萬來

右正本證明與原本無異

主任書記官 劉嘉仁

中華民國九十一年六月二十九日

法務部 令

中華民國九十一年七月二十九日
法令字第○九一○○二五八六七號
附件：如文

受文者：詳行文單位

主旨：關於律師黃忠違反律師法，經付懲戒，應予停止執行職務壹年確定乙案，應照律師懲戒覆審委員會決議執行，並依律師懲戒規則第二十五條第三項規定辦理。請查照並轉行。

說明：

一、依律師懲戒覆審委員會九十一年六月二十八日（九十一）律覆文字第○○一○號函辦理。

二、檢附律師懲戒覆審委員會九十一年度台覆字第三號決議書乙份。

三、本件律師停止執行職務期間之起訖時間，應以送達該命令之地方法院檢察署於收受送達執行命令回執後之翌日起算，並陳報貴署轉陳本部。

正本：臺灣高等法院檢察署

副本：臺灣高等法院、國防部最高軍事法院、中華民國律師公會全國聯合會、內政部地政司（均含附件影本）

部長 陳定南

律師懲戒覆審委員會決議書

九十一年度台覆字第三號

被付懲戒人 黃忠 男 民國二十九年十二月十四日生 身分證統一編號：Q一○○一七一五○八
住台北市忠孝東路四段二一○號五樓

右被付懲戒人因違反律師法事件，對於台灣律師懲戒委員會中華民國九十一年二月七日決議（九十年度律懲字第十號），請求覆審，本會決議如左：

主文

原決議應予維持。

事實

被付懲戒人黃忠為在台中縣市執業之律師，明知孫茂馨、徐永

議在案，復有彰化律師公會第十三屆第九次理監事聯席會議記錄在卷，則上開彰化律師公會將被付懲戒人移送懲戒程序之瑕疵業經補正，台灣律師懲戒委員會依相關規定決議主文，葉煥升（原名葉進雄）應予除名，並無違誤。

五、至於被付懲戒人主張，彰化律師公會將被付懲戒人移送懲戒程序之開會通知程序有瑕疵云云，該會理事長既批示，列入理監事聯席會議討論提案，提案中附原移送懲戒資料等等，此從被付懲戒人請求覆審理由書第三頁第一行、第二行中可見明知，而各理監事聯席會之理監事均已知悉，則該會議自為適法。

六、本件前決議，將原決議撤銷，本件不受理，係因其移送程序有瑕疵，並未對本件實體作任何認定，則其移送程序，既經原彰化律師公會於民國九十年七月三十一日召開彰化律師公會第十三屆第九次理監事聯席會議決議在案，是其瑕疵程序業經補正，因此，台灣律師懲戒委員會依相關規定決議重新決議，並無違反「一事不再理」原則，被付懲戒人主張本會九十年度台覆字第三號之程序決議，乃為終局決議，似有誤會。

七、按律師懲戒規則第六條固有準用刑事訴訟法關於法官迴避之規定，倘如所指林春榮先生為被付懲戒人涉嫌詐欺等刑事案件於台灣高等法院台中分院八十三年度上訴字第三八一七號之承審受命法官，惟該案與本案並非同一事件，故並無該條規定之適用。

貳、實體方面：

一、按律師對於委託人，不得有矇蔽或欺誘之行為，亦不得有足以損及其名譽或信用之行為，律師法第二十八條、二十九條分別定有明文。律師有違反上開法條之行為者，或有犯罪之行為，經判刑確定者，應付懲戒，同法第三十九條第一款、第二款前段定有明文。本件被付懲戒人葉煥升律師向委任之當事人陳文雄、王素蓮、劉清政三人，以行賄司法人員為由詐取財物，嚴重破壞司法信譽，為求脫罪，變造私文書之事實，經法院判刑確定，堪足認定。核被付懲戒人之行為顯然已違反律師法第二十八條、第二十九條之規定，暨律師倫理規範第三條、第六條，律師應共同維護律師尊嚴及榮譽，謹言慎行，端正社會風氣，作為社會表率之規定。又刑事部分業經判處有期徒刑貳年陸月確定在案，並非因過失犯罪，依律師法第三十九條第一款、第二款前段之規定，應付懲戒。

二、綜右所述，本件被付懲戒人之行為，既違反律師法之規定，又違背律師倫理規範，應予懲戒，原決議依律師法第二十八條、第二十九條、第三十九條、第四十四條第四款、律師倫理規範第二條、第三條、第六條予以除名之處分，核無不當，應予維持，爰為決議如主文。

律師懲戒覆審委員會

委員長　朱　勝　群

委　員　陳　正　庸

委　員　許　朝　雄

中　華　民　國　九　十　一　年　六　月　十　四　日

(一)彰化律師公會從未就本案移送懲戒乙節，召開會員大會，並於會員大會中討論暨作成決議。

(二)彰化律師公會復未經「理事、監事聯席會議」之合法決議，其召開程序未事前明列討論事由，會議中未充分討論，暨作成移送懲戒之決議錄，所為程序自有違法之處。

(三)時任彰化律師公會理事長林春榮律師未依法迴避：林春榮先生為請求人涉嫌詐欺等刑事案件於台灣高等法院台中分院八十三年度上訴字第三八一七號之承審受命法官，其於審判案件早已先入為主，姑不論其與請求人同任彰化地院法官時之恩怨，唯其既為承審法官，退任律師後擔任彰化律師公會理事長乙職，難免為排擠請求人，挾怨報復。』等語。

乙、本會對請求覆審程序上理由之意見

一、按「送達於應受送達人之住居所、事務所或營業所行之。但在他處會晤應受送達人時，得於會晤處所行之。」以及「送達人應作送達證書，記載左列各款事項並簽名：一　交送達之法院。二　應受送達人。三　應送達之文書。四　送達處所及年、月、日、時。五　送達方法。送達證書，應於作就後交收領人簽名、蓋章或按指印；如拒絕或不能簽名、蓋章或按指印者，送達人應記明其事由。送達證書，應提出於法院附卷。」民事訴訟法第一百三十六條第一項及第一百四十一條訂有明文。

二、本件以「彰化縣鹿港鎮頭南里頭庄巷一二四—一號」為送達處所者有：

(一)民國九十年八月十四日之彰化律師公會函送台灣律師懲戒委員會之懲戒理由書。

(二)台灣律師懲戒委員會之上開懲戒理由書送達於被付懲戒人之上開處所，該送達證書於同年八月二十三日，由其岳父代收，此有附卷之掛號函件收據，及其岳父之印章等為憑。

(三)民國九十年十一月二日之台灣律師懲戒委員會懲戒會決議書送達被付懲戒人之上開處所，該送達證書於同年十一月六日，亦由其岳父代收，此有附卷之掛號函件收據，及其岳父之印章等為憑。

三、又按「送達於住居所、事務所或營業所，不獲會晤應受送達人者，得將文書付與有辨別事理能力之同居人或受僱人，民事訴訟法第一百三十七條第一項定有明文。依此規定，送達文書以應受送達人之住居所、事務所或營業所為送達處所，必已依法送達於上開處所而不獲會晤應受送達人，始得將文書付與有辨別事理能力之同居人或受僱人。」參閱最高法院八十八年度台抗字第一六七號裁判。本件被付懲戒人於民國八十三年間犯案迄今，從附卷中之住居所、事務所或營業所，不在少數，其中更有在監執行中，故以其能收受送達者為送達處所，並無不可。被付懲戒人空言指責，其送達並未合法，不足採信。

四、何況，本件前決議，將原決議撤銷，本件不受理，其移送程序，既經原彰化律師公會於民國九十年七月三十一日召開彰化律師公會第十三屆第九次理監事聯席會議決

戒委員會函送到會。

理　由

壹、程序方面：

甲、被付懲戒人請求覆審之理由略謂：『

一、本件移送懲戒之程序違法：

(一)按程序正義重於實質正義，此為法治國家之精神所在。

(二)律師懲戒規則第八條規定：「律師懲戒委員會受理懲戒事件，應將原移送文件抄交被付懲戒人，被付懲戒人應於文件送達後二十日內提出申辯書，其不遵限提出者，於懲戒程序之進行，不生影響」。所謂「抄交」，係指合法送達而言。

(三)請求人之戶籍地設於台中市北屯區平德里二鄰文心路四段四七四號九樓，觀諸前一移送懲戒案件（台灣律師懲戒委員會八十九年度律懲字第三號、律師懲戒覆審委員會九十年度台覆字第三號），亦均以該地址為送達之處所。又請求人於民國九十年五月間申請加入彰化律師公會之事務所設於彰化市城中北街六號，彰化律師公會核准列入為會員暨請求繳納積欠會費之公文，亦曾送達於彰化市城中北街六號之事務所，申請人並以該地址陳報業已繳納所積欠之會費，並經彰化律師公會收受無誤。嗣後更以此事務所為營業住居所。換言之，請求人即被付懲戒人之住所為台中市北屯區平德里二鄰文心路四段四七四號九樓，居所為彰化市城中北街六號，乃彰化律師公會移付懲戒理由書竟列被付懲戒人之住所為彰化縣鹿港鎮頭南里頭庄巷一二四—一號，原決議之台灣律師懲戒委員會亦以此址為送達處所，並謂該會依規定，已將懲戒理由書「送達」被付懲戒人。由此可見，其送達並未合法，則原決議之違背律師懲戒規則，自不待言。

二、彰化律師公會移付懲戒之程序有瑕疵：

(一)彰化律師公會第十三屆第九次理監事聯席會議，早已定於民國九十年七月三十一日（星期二）下午六時舉行，該次會議之開會通知，並無列舉本件移付懲戒之提案，以利開會討論，是本件移付懲戒之提案，於法尚有未合。

(二)本件移付懲戒之程序，違反同一事件，經終局決議後之一事不再理之原則：

1.律師懲戒覆審委員會決議為終局決議，不得聲明不服決議而請求再覆審。

2.觀諸：彰化律師公會第十三屆第九次理監事聯席會議記錄可知，該提案僅僅就被付懲戒人之移送懲戒理由書而為補充說明，並提請審核，而其決議內容亦僅通過該補充之懲戒理由書，並移付台灣律師懲戒委員會。此懲戒理由書及指原懲戒理由不足而為補充說明，核與是否重行移送懲戒，分屬兩回事，不可混為一談。

3.如前所述，就該覆審委員會之決議，不得再行聲請不服而請求再覆審，或補充理由聲明不服，乃彰化律師公會竟依據該決議書而為辦理，並再次函送懲戒理由書，其移付懲戒之程序，於法自有違誤。

三、其他：

主任書記官 劉嘉仁

中華民國九十一年六月二十六日

法務部 令

中華民國九十一年七月二十九日
法令字第○九一○○二五八六五號
附件：如文

受文者：詳行文單位

主旨：關於律師葉煥升（原名葉進雄）違反律師法，經付懲戒，應予除名確定乙案，應照律師懲戒覆審委員會決議執行，並依律師懲戒規則第二十五條第三項規定辦理。並請轉飭管轄地方法院檢察署追繳其律師證書。請 查照。

說明：

一、依律師懲戒覆審委員會九十一年六月二十八日（九十一）律覆文字第○○○六號函辦理。

二、檢附律師懲戒覆審委員會九十一年度台覆字第一號決議書乙份。

正本：臺灣高等法院檢察署

副本：臺灣高等法院、國防部最高軍事法院、中華民國律師公會全國聯合會、內政部地政司（均含附件影本）

部長 陳定南

律師懲戒覆審委員會決議書

九十一年度台覆字第一號

被付懲戒人 葉煥升（原名葉進雄）
男 民國四十九年十月三十一日生
身分證統一編號：N一二○五九五五六六
住台中市北屯區平德里二鄰文心路四段四七四號九樓

右被付懲戒人因違反律師法送付懲戒事件，對於台灣律師懲戒委員會中華民國九十年十月十五日決議（九十年度律懲字第六號），請求覆審，本會決議如左：

主 文

原決議應予維持。

事 實

被付懲戒人葉煥升，原名葉進雄，係彰化、台北、台中地方法院之執業律師，現為彰化律師公會會員，於八十三年四月間受被告陳文雄、王素蓮、劉清政委任，擔任台灣台中地方法院八十三年度易字第二二八七號案件之辯護人，竟意圖為自己不法之所有，向被告等人詐騙取財，事後為求脫罪，復變造收據日期，企圖隱瞞罪行，案經台灣台中地方法院檢察署檢察官提起公訴，詐欺取財罪部分經台灣高等法院台中分院以八十三年度上訴字第三八一七號判決確定，變造文書罪部分亦經該院以八十四年度上更（一）字第二一三號判決確定，二罪合併定應執行有期徒刑貳年陸月在案。案經彰化律師公會依律師法第三十九條第一、二款移付懲戒，茲經台灣律師懲戒委員會懲戒決議予以除名之處分，被付懲戒人不服，請求覆審，由台灣律師懲

灣台南地方法院檢察署檢察官自動檢舉提起公訴，業由台灣高等法院台南分院以九十年度上易字第三三一號判決，依妨害公務罪判處有期徒刑五月，准予易科罰金確定。經台南律師公會移送懲戒。台灣律師懲戒委員會決議，認被付懲戒人有違反律師法第三十九條第二款前段之情事，依同法第四十四條第二款規定予以申誡處分。被付懲戒人請求覆審，由原懲戒委員會函送到會。

理　由

按律師有犯罪之行為，經判刑確定者，應付懲戒，律師法第三十九條第二款前段定有明文。故祇須律師犯罪，經法院判刑確定，即與上開條款所定應付懲戒之事由相當，不容被付懲戒人再以刑事判決違誤為由任意爭執。本件被付懲戒人係在台南地區執行業務之律師，曾因前揭犯罪事實經台灣高等法院台南分院於九十年四月十七日以九十年度上易字第三三一號判決，依妨害公務罪判處有期徒刑五月，准予易科罰金確定在案，有該刑事判決正本在卷可按。是被付懲戒人確有律師法第三十九條第二款前段所定應付懲戒之事由，至臻明確。被付懲戒人雖以：伊係主動出示台南律師公會會員證，表示自己為律師欲執行辯護職務，因執勤警員黃慶麟質疑該證件之真實性，態度不佳，致伊在主觀上有受辱之感，乃心生不悅，始將律師公會會員證擲於警員值班台上，向黃慶麟稱：「幹××（口頭禪），你怎麼可以說我的證件是假的，如果你認為假的，可以給我法辦」。刑事判決就此未詳加調查，偏採黃慶麟之指述，遽為不利於伊之判決，顯非允當云云置辯。惟查上開刑事判決既已確定，即生實質之確定力，不容被付懲戒人再以刑事判決有所違誤

等詞任意爭執，所辯要無足取。按被付懲戒人為執業律師，本應謹言慎行，共同維護律師職業尊嚴及榮譽，竟因不滿員警之執勤態度，即當場對之口出穢言，予以公然侮辱，致觸犯妨害公務等罪，其不能謹言慎行，顯然有損律師職業尊嚴及榮譽。原決議認被付懲戒人有律師法第三十九條第二款前段之事由，並依同法第四十四條第二款規定，予以申誡之處分，核無不當，應予維持，特為決議如主文。

中　華　民　國　九　十　一　年　六　月　十　四　日

律師懲戒覆審委員會

委員長　朱勝群
委員　陳正庸
委員　許朝雄
委員　劉延村
委員　邵燕玲
委員　陳耀東
委員　詹麗麗
委員　謝文田
委員　楊思勤
委員　蘇友辰
委員　黃秀真
委員　吳光明
委員　雷萬來

右正本證明與原本無異

部長　陳定南

律師懲戒覆審委員會決議書

法務部　令

中華民國九十一年七月二十九日
法令字第○九一○○二五八六六號
附件：如文

受文者：詳行文單位

主　旨：關於律師林錫恩違反律師法，經付懲戒，應予申誡確定乙案，應照律師懲戒覆審委員會決議執行，並依律師懲戒規則第二十五條第三項規定辦理。請查照並轉行。

說　明：

一、依律師懲戒覆審委員會九十一年六月二十八日（九十一）律覆文字第○○○八號函辦理。

二、檢附律師懲戒覆審委員會九十一年度台覆字第二號決議書乙份。

正　本：臺灣高等法院檢察署

副　本：臺灣高等法院、國防部最高軍事法院、中華民國律師公會全國聯合會、內政部地政司（均含附件影本）

律師懲戒覆審委員會決議書

九十一年度台覆字第二號

被付懲戒人　林錫恩　男　民國五十四年一月十三日生
身分證統一編號：D一二○四七八二四○
住台灣省台南市健康路一段一七○巷五號

右被付懲戒人因違反律師法事件，對於台灣律師懲戒委員會中華民國九十一年二月七日決議（九十一年度律懲字第一號），請求覆審，本會決議如左：

主　文

原決議應予維持。

事　實

本件被付懲戒人林錫恩係台南地區之執業律師，於民國八十八年七月二十一日下午十一時五十分許，受託至台南縣警察局永康分局復興派出所欲為涉有賭博罪嫌之蕭素琴執行辯護人職務。經著制服執勤之警員黃慶麟要求出示當事人之委任狀供查驗。林錫恩僅出示台南律師公會之會員證。黃慶麟認與規定不符，並謂：「你沒有委任狀，我怎麼知道這張會員證是真的或假的」云云。被付懲戒人聞之不悅，將律師公會會員證擲於警員值班台上，大聲對黃慶麟稱：「姦你娘（閩南語），你怎麼可以說我的會員證是假的」等語，涉有妨害公務等罪嫌。案經台

副　本：財政部、本部保護司、本部檢察司、檢察司劉科員珠麗、法務部公報、法源資訊股份有限公司

部長　陳　定　南

財政部　函

中華民國九十一年六月十日
台財庫字第〇九一〇三五一二二五號
附件：如文

受文者：法務部

主　旨：檢送研商「有關公庫如何配合實施九十一年二月八日修正公布之刑事訴訟法第二百五十三條之二規定之施行」相關事宜會議會議紀錄乙份，請　查照並依會商結論辦理。

正　本：法務部、內政部（民政司）、台北市政府、高雄市政府、臺灣銀行、各縣市政府（含金門、連江縣政府）

副　本：本部國庫署（一）（二）（均含附件）

部長　李　庸　三

五、各單位發言要點：（略）

六、會商結論：九十一年二月八日修正公布之刑事訴訟法第二百五十三條之二第一項第四款規定：檢察官為緩起訴處分者，得命被告於一定期間內向公庫或指定之公益團體、地方自治團體支付一定之金額。其中公庫部分如何製給收款憑證，並副知檢察署一節，獲致結論如次：

（一）收款收據無論係公庫主管機關或代庫銀行所掣給，均應載明被告之姓名、身分證統一編號、緩起訴處分書字號（如無處分書，以檢察署函文號代之）及金額；各公庫主管機關並應於收款後儘速函知檢察署。

（二）以各縣（市）政府為指定支付對象時，檢察官得命被告至各代收之臺灣銀行（或各地分行）繳款取據，或命被告直接向各縣市政府繳款，請台灣銀行轉知各分行配合辦理。

（三）以台北市政府為指定支付對象時，檢察官得命被告向台北市政府或台北銀行繳款取據；以高雄市政府為指定支付對象時，檢察官得命被告向高雄市政府或高雄銀行繳款取據。請台北市政府與高雄市政府逕洽該二銀行依據本結論配合辦理。

（四）屬鄉（鎮、市）部分，檢察官得命被告直接向鄉（鎮、市）公所繳款取據。

（五）歲入科目於來源別「罰款及賠償收入」，子目「沒入及沒收財物」，細目「沒入金」項下列帳。

（六）請各縣政府轉知所轄各鄉（鎮、市）公所查照辦理。

七、散會（十七時十分）

屆三十日仍不繳納者，依法移送強制執行。

第七章 附則

第一百十八條　本條例施行細則，由主管機關定之。

第一百十九條　本條例自公布日施行。

令函

法務部　函

中華民國九十一年六月二十八日
法檢字第○九一○○二三七一八號
附件：如文

受文者：法務部公報

主　旨：檢送財政部研商有關公庫如何配合實施刑事訴訟法第二百五十三條之二第一項第四款規定之相關事宜會議紀錄一件，請查照。

說　明：

一、依財政部九十一年六月十日台財庫字第○九一○三五一二二二五號函辦理。

二、本案係本部為配合刑事訴訟法第二百五十三條之二第一項第四款，檢察官為緩起訴處分者，得命被告於一定期間內向公庫或指定之公益團體、地方自治團體支付一定之金額之規定，函請財政部就其主管之公庫部分惠予協助，經該部邀集相關單位研商獲致之結論；至於公益團體及地方自治團體部分，則另請內政部協助配合辦理中。

三、檢察官命被告向某直轄市、縣（市）政府、鄉鎮市公所之公庫（受付單位請書寫○○市政府；○○縣、市政府；○○鄉、鎮、市公所）支付一定之金額時，除命被告持檢察官之書面命令前往繳納，俾受付政府（公所）或代收銀行有所依憑外，應另函知該受付之政府（公所），俾該政府（公所）於受款後，得據以函知檢察署。

四、前項所謂「書面命令」，係指緩起訴處分確定後之「命被告遵守或履行事項書」（本部研擬中之緩起訴作業要點就此書類例稿之名稱及格式如有變更，將另行函知）；如被告同意於緩起訴前先行繳納，此時因尚未製作該書類，檢察官得以公函代之。

五、至以國庫（中央政府之公庫稱國庫）為支付對象時，仍請依本部九十一年五月八日法檢決字第○九一○八○二二一○號函示，請各檢察署以歲入科目沒入金項下「05緩起訴處分金」解繳國庫。

正　本：臺灣高等法院檢察署、福建高等法院金門分院檢察署、福建金門地方法院檢察署

五、違反第二十八條第二項規定。

六、違反第三十條規定擔任信託監察人。

七、信託監察人違反第三十一條第二項規定，無正當事由，拒絕為受益人行使其權利。

八、違反第八十七條規定。

九、違反第一百零一條準用第十一條第一項規定。

第一百十三條　有下列情事之一者，處新臺幣一百萬元以上五百萬元以下罰鍰：

一、違反第十二條規定，未於期限內向主管機關申報。

二、違反第二十八條第三項規定，未於期限內為書面通知。

三、違反第三十四條第一項規定。

四、違反第三十五條第一項或第二項規定。

五、違反第四十二條第二項規定，拒絕請求。

六、違反第四十八條第一項規定。

七、違反第八十四條第一項或第三項規定。

八、違反第一百零一條準用第十二條規定，未於期限內向主管機關申報。

九、違反第一百零一條準用第四十二條第二項規定，拒絕請求。

第一百十四條　有下列情事之一者，處新臺幣六十萬元以上三百萬元以下罰鍰：

一、違反第九條第三項規定。

二、違反第三十六條第一項規定，未向信託監察人報告。

三、違反第三十七條規定。

四、違反第九十一條第一項規定，未向監督機構報告。

五、對於主管機關依第一百零五條第一項規定所為之檢查，有規避、拒絕或妨礙之行為，或未於期限內據實提報資料或報告。

六、違反主管機關依第一百零六條第一項或第二項規定所為之處分或準用信託業法第四十四條規定所為之處分。

七、未依第一百零七條第一項準用信託業法第四十一條辦理申報或公告，或未依第一百零七條第二項規定為通知，或未依第一百零七條第三項規定為申報、通知或公告。

第一百十五條　違反本條例或依本條例授權所定命令中有關強制或禁止規定，或應為一定行為而不為者，除本條例或相關稅法另有處罰規定而應從其規定者外，處新臺幣六十萬元以上三百萬元以下罰鍰。

第一百十六條　法人之負責人、代理人、受雇人或其他職員，因執行業務違反本條例規定，除依本章規定處罰該行為人外，對於該法人亦科以該條之罰鍰或罰金。

第一百十七條　依本條例所處之罰鍰，經限期繳納而屆期不繳納者，自逾期之日起，每日加收滯納金百分之一；

產或受讓資產者，其行為負責人處六月以上五年以下有期徒刑，得併科新臺幣三百萬元以下罰金：

一、依第九條第一項規定所檢附之文件有虛偽或不實之記載。

二、創始機構違反第九條第四項規定，提供受託機構之書件或資料有虛偽或隱匿之情事。

三、依第十七條第一項或第三項規定提供之公開說明書或投資說明書應記載之主要內容有虛偽或隱匿之情事。

四、信託監察人或受益人會議依第二十七條第一項規定選定之人，於執行受益人會議決議時，意圖為自己或第三人不法之利益而為違背職務之行為，致生損害於信託財產。

五、違反第三十六條第二項規定。

六、依第七十三條第一項規定所檢附之文件有虛偽或不實之記載。

七、創始機構違反第七十三條第四項規定，提供特殊目的公司之書件或資料有虛偽或隱匿之情事。

八、違反第九十一條第二項規定。

九、依第一百零一條準用第十七條第一項或第三項規定提供之公開說明書或投資說明書應記載之主要內容有虛偽或隱匿之情事。

十、違反第一百零四條規定，有虛偽或隱匿之情事。

第一百十條 有下列情事之一者，其行為負責人處三年以下有期徒刑、拘役或科或併科新臺幣三百萬元以下罰金：

一、違反第十七條第二項或第五項準用第二項規定，對非特定人公開招募受益證券。

二、違反第一百零一條準用第十七條第二項或第五項規定，對非特定人公開招募資產基礎證券。

第一百十一條 有下列情事之一者，其行為負責人處一年以下有期徒刑、拘役或科或併科新臺幣三百萬元以下罰金：

一、違反第十七條第一項或第三項規定，未依證券主管機關或主管機關規定之方式提供公開說明書或投資說明書。

二、違反第一百零一條準用第十七條第一項或第三項規定，未依證券主管機關或主管機關規定之方式提供公開說明書或投資說明書。

第一百十二條 有下列情事之一者，處新臺幣二百萬元以上一千萬元以下罰鍰：

一、違反第十一條第一項規定。

二、違反第十四條規定。

三、信託監察人違反第二十三條第二項規定，無正當理由，未出席受益人會議。

四、信託監察人違反第二十六條第四項規定，無正當理由，未出席特定種類受益人會議。

、命其限期改善外，並得視情節之輕重，為下列處分：

一、撤銷或廢止許可。

二、限期停止全部或部分業務。

三、解除董事、監察人之職務。

四、將其業務及受讓資產移轉與其他指定之人。

五、停止發行資產基礎證券。

六、其他必要之處置。

依前項第三款解除董事、監察人之職務時，由主管機關通知公司登記主管機關廢止其董事、監察人登記。

第一百零七條　受託機構辦理特殊目的信託業務有下列情事之一者，準用信託業法第四十一條之規定：

一、依本條例之規定召集受益人會議。

二、未依資產信託證券化計畫按時分配信託利益。

三、其他足以影響受益人權益之重大情事。

受託機構辦理特殊目的信託業務有信託業法第四十一條及前項所定之情事者，如特殊目的信託設有信託監察人時，並應通知信託監察人。

特殊目的公司有下列情事之一者，應於事實發生之日起二個營業日內，向主管機關申報及通知監督機構，並應於本公司所在地日報或依主管機關所指定之方式公告：

一、存款不足之退票、拒絕往來或其他喪失債信情事者。

二、因訴訟、非訟、行政處分或行政爭訟事件，對公司財務或業務有重大影響者。

三、有依本條例召集資產基礎證券持有人會議之情事者。

四、董事、監察人發生變動者。

五、未依資產證券化計畫按時配發或償還利益、本金、利息或其他收益者。

六、有本條例所定應予解散事由者。

七、其他足以影響特殊目的公司之營運或資產基礎證券持有人權益之重大情事者。

第六章　罰　則

第一百零八條　有下列情事之一者，其行為負責人處一年以上七年以下有期徒刑，得併科新臺幣一千萬元以下罰金：

一、非第四條第二項規定之受託機構而擔任受託機構，且發行受益證券。

二、違反第九條第二項規定，受託機構未經主管機關核准或向主管機關申報生效，而發行受益證券。

三、違反第七十三條第二項規定，未經主管機關核准或向主管機關申報生效，而發行資產基礎證券。

第一百零九條　有下列情事之一致生損害於公眾、他人、信託財

礎證券持有人或監督機構行使之。

第九十八條　清算人依資產證券化計畫所定之順位清償債務後，其賸餘之財產，應分派於股東，不適用公司法第三百三十條之規定。

第九十九條　清算完結時，清算人應於提請股東承認後十五日內，向主管機關申報。

第一百條　公司法第五章第十節、第十一節之規定，於特殊目的公司，不適用之。

第一百零一條　第十一條、第十二條、第十五條、第十七條、第十九條、第二十二條、第三十八條至第四十一條、第四十二條第二項之規定，於特殊目的公司準用之。

第四章　信用評等及信用增強

第一百零二條　特殊目的公司或受託機構依本條例對非特定人公開招募之資產基礎證券或受益證券，應經主管機關認可之信用評等機構評定其評等等級。

第一百零三條　受託機構或特殊目的公司依本條例發行之受益證券或資產基礎證券，得依資產信託證券化計畫或資產證券化計畫之規定，由創始機構或金融機構以擔保、信用保險、超額資產、更換部分資產或其他方式，以增強其信用。

第一百零四條　受託機構或特殊目的公司依本條例發行之受益證券或資產基礎證券，有經信用評等機構評定其等級或增強其信用之情形者，應於公開說明書、投資說明書或主管機關規定之其他文件，說明其信用評等之結果及信用增強之方式，不得有虛偽或隱匿之情事。

第五章　監　督

第一百零五條　主管機關得隨時派員或委託適當機構，就資產信託證券化計畫或資產證券化計畫之執行狀況及其他相關事項，檢查受託機構、特殊目的公司、創始機構、服務機構或其他關係人之業務、財務或其他有關事項，或令其於限期內據實提報財務報告、財產目錄或其他有關資料及報告。

主管機關於必要時，得委託專門職業及技術人員，就前項規定應行檢查事項、報表或資料予以查核，並向主管機關據實提出報告，其費用由被查核人負擔。

前項委託專門職業及技術人員查核之辦法，由主管機關定之。

第一百零六條　受託機構違反本條例或資產信託證券化計畫者，主管機關得命其將該業務及信託財產移轉與其他受託機構，或準用信託業法第四十四條之規定。

特殊目的公司違反本條例、章程或資產證券化計畫或財務或業務顯著惡化，不能支付其債務或有損及持有人利益之虞者，主管機關除得予以糾正

第九節　特殊目的公司之會計

第九十一條　特殊目的公司應按資產證券化計畫，就不同種類或期間資產基礎證券之發行條件，分別設置帳簿，就所受讓資產之管理及處分情形作成紀錄，計算其損益及分配金額，並應定期就受讓資產之帳面餘額、已收回之本金或其他利益、待催收與呆帳情形及其他重大訊息，作成報告書，向監督機構報告，並通知各資產基礎證券持有人。

前項書表之內容，不得有虛偽或隱匿之情事。

第九十二條　特殊目的公司每會計年度終了，應編年報，並應將經監察人查核之營業報告書及財務報告，於董事決議通過後十五日內，向主管機關申報及送交監督機構。

特殊目的公司公開招募資產基礎證券者，並應適用證券交易法第三十六條之規定辦理申報及公告。其適用範圍由證券主管機關定之。

特殊目的公司向特定人發行資產基礎證券者，應依投資說明書之規定，向資產基礎證券持有人寄發財務報告。

特殊目的公司依資產證券化計畫受讓資產時，其會計處理符合第八十三條第二項規定者，特殊目的公司及其控制公司，不適用公司法第三百六十九條之十二第一項及第二項之規定。

第九十三條　持有同次資產基礎證券單位總數百分之三以上之持有人，得檢具書面理由，請求監督機構檢查特殊目的公司之業務及財務狀況。

持有同次資產基礎證券單位總數百分之三以上之持有人，得以書面附具理由，向特殊目的公司請求閱覽、影印或抄錄其依前條所編製之報告書及財務報告。

第九十四條　公司法第五章第六節之規定，於特殊目的公司，不適用之。

第十節　特殊目的公司之變更、解散及清算

第九十五條　特殊目的公司之章程變更，應經主管機關許可。

第九十六條　特殊目的公司有下列事由之一者，應予解散：

一、章程所定解散事由。

二、破產。

三、主管機關之撤銷或廢止許可。

四、公司登記主管機關之命令解散或法院之裁定解散。

五、其他經主管機關規定之事由。

特殊目的公司之經營，有顯著困難或重大損害時，法院得據持有同次資產基礎證券單位總數十分之一以上持有人之聲請，於徵詢主管機關意見，並通知公司提出答辯後，裁定解散。

第九十七條　公司法第五章第十二節第二目有關特別清算之規定，其有關債權人之權限，由資產基礎證券持有人行使之；其有關債權人會議之權限，由資產基

前項資產之移轉，其會計處理應符合一般公認會計原則。

創始機構依前二項規定辦理資產移轉，並依資產證券化計畫取得讓與資產之對價者，推定為民法第二百四十四條第二項所定之有償行為。

第八十四條　特殊目的公司除所受讓之資產為依第四條第一項第二款第四目之信託受益權外，應將受讓資產之管理及處分，委任或信託服務機構代為處理。

服務機構應將前項資產與其自有財產分別管理，其債權人對該資產不得為任何之請求或行使其他權利。

服務機構管理及處分特殊目的公司之受讓資產，應定期收取該受讓資產之本金、或其利益、孳息及其他收益，提供監督機構轉交資產基礎證券持有人，並將受讓資產相關債務人清償、待催收與呆帳情形及其他重大訊息，提供監督機構。

服務機構無法履行其服務義務時，得依資產證券化計畫規定或報經主管機關核准，由備位服務機構繼續提供資產管理處分之服務。

第八節　特殊目的公司之業務規範

第八十五條　除本條例或資產證券化計畫另有規定者外，特殊目的公司不得將所受讓之資產出質、讓與、互易、供擔保或為其他處分。

第八十六條　特殊目的公司除得經營資產證券化業務外，不得兼營其他業務。

第八十七條　特殊目的公司之自有財產及因其所受讓之資產而生閒置資金，其運用範圍以下列各款為限，不適用公司法第十三條及第十五條之規定：

一、銀行存款。

二、購買政府債券或金融債券。

三、購買國庫券或銀行可轉讓定期存單。

四、購買經主管機關規定一定評等等級以上之銀行保證、承兌或經一定等級以上信用評等之商業票據。

五、其他經主管機關核准之運用方式。

第八十八條　除本條例或資產證券化計畫另有規定者外，特殊目的公司不得借入款項。

前項借入款項之目的，應以依資產證券化計畫配發或償還利益、本金、利息或其他收益為限，並經全體董事同意後為之。

第八十九條　特殊目的公司不得為任何人保證或背書，不適用公司法第十六條之規定。

公司負責人違反前項規定時，應自負保證及背書責任，如公司或資產基礎證券持有人受有損害時，亦應負賠償責任。

第九十條　特殊目的公司之負責人，不得就資產基礎證券之募集或發行，為有關經紀或居間買賣資產基礎證券之行為。

。

第一項會議之決議，應有持有資產基礎證券單位總數三分之二以上之持有人出席，以出席持有人表決權單位二分之一以上同意行之，並按每一資產基礎證券單位，有一表決權。但特殊目的公司發行不同種類及期間之資產基礎證券者，應分別按不同種類及期間之資產基礎證券持有人，分組行使其表決權。

前項資產基礎證券持有人會議之決議，應製成議事錄，由主席簽名，經申報特殊目的公司所在地之法院認可並公告後，對全體資產基礎證券持有人發生效力，並由監督機構執行之。但資產基礎證券持有人會議另有指定者，從其所定。

資產基礎證券持有人會議之決議有下列情事之一者，法院不予認可：

一、召集資產基礎證券持有人會議之程序或決議方法，違反法令之規定者。

二、決議違反資產基礎證券持有人之一般利益者。

三、修正或變更資產證券化計畫而未經主管機關核准者。

四、不同種類及期間之資產基礎證券持有人分組行使其表決權時，未獲各分組一致決議通過者。

第八十條　特殊目的公司受讓之資產價值顯著惡化，不能支付其債務或有損及持有人利益之虞者，監督機構應依第七十九條之規定，召開資產基礎證券持有人會議。

第八十一條　資產基礎證券持有人就特殊目的公司所受讓資產或其所生之利益、孳息或其他收益，除依資產證券化計畫所載之借入款項外，有優先於特殊目的公司之其他債權人及股東受償之權利。

特殊目的公司依資產證券化計畫發行不同種類及期間之資產基礎證券時，各不同種類或期間之資產基礎證券持有人之受償順位，依資產證券化計畫之記載定之。

第八十二條　特殊目的公司應備置資產基礎證券持有人名冊，並記載下列事項：

一、持有人之姓名或名稱、住所或居所。

二、持有人所持有之資產基礎證券單位總數。

三、資產基礎證券之編號。

四、資產基礎證券取得之年、月、日。

採電腦作業或機器處理者，前項資料得以附表補充之。

第七節　資產之移轉與管理

第八十三條　特殊目的公司於發行資產基礎證券後，創始機構與特殊目的公司應於資產證券化計畫所載之受讓期間內，辦理資產之移轉手續，不得有拖延或虛偽之行為。

構簽證後發行之：

一、表明其為資產基礎證券之文字。

二、發行日及到期日。

三、發行總金額。

四、資產基礎證券之發行申請經主管機關核准或申報生效之文號及日期。

五、創始機構及特殊目的公司之名稱、地址。

六、持有人之姓名或名稱。

七、資產基礎證券之票面利率、受償順位及期間。

八、特殊目的公司之義務及責任。

九、資產基礎證券持有人之權利及其行使方法。

十、資產基礎證券轉讓對象如有限制者，其限制內容及其效力。

十一、監督機構之名稱、地址。

十二、其他主管機關規定之事項。

前項資產基礎證券之簽證，準用公開發行公司發行股票及公司債券簽證規則之規定。

第七十六條　公司法第五章第七節、第八節之規定，於特殊目的公司，不適用之。

第七十七條　特殊目的公司發行資產基礎證券時，為保護資產基礎證券持有人之權益，應依資產證券化計畫之規定，選任監督機構，並簽訂監督契約。但不得選任該資產證券化計畫所載之創始機構或服務機構為監督機構。

第七十八條　資產基礎證券持有人有受領特殊目的公司依資產證券化計畫配發或償還之本金、利益、孳息或其他收益之權利。

監督機構應以善良管理人之注意義務，為資產基礎證券持有人之利益，依本條例之規定行使權限及履行義務，並負忠實義務。

監督機構得以自己名義，為資產基礎證券持有人為訴訟上或訴訟外之行為。

監督機構非經資產基礎證券持有人會議決議，並經法院認可，不得為免除或減輕特殊目的公司依資產證券化計畫所應負之給付責任及義務，或與特殊目的公司為訴訟上或訴訟外之和解。

監督機構為前項所定之行為時，應公告及通知各資產基礎證券持有人。

監督機構得隨時查核特殊目的公司及服務機構關於資產證券化之業務、財務狀況及其簿冊文件，並得請求特殊目的公司之董事提出報告。

監督機構違反第二項所定之義務時，應對資產基礎證券持有人負損害賠償之責任。

第七十九條　監督機構、持有同次資產基礎證券單位總數百分之三以上之持有人或特殊目的公司，得為資產基礎證券持有人之共同利益事項，召集同次資產基礎證券持有人會議。

前項會議之召集，應於十日前通知各資產基礎證券持有人，並以監督機構所指派之代表人為主席

關定之：

一、資產證券化計畫。

二、受讓資產之契約或其他證明文件。

三、特殊目的公司之名稱、公司章程及所在地。

四、董事之姓名及住所。

五、董事決議之日期及其證明文件。

六、受讓資產之管理及處分方法說明書。如委任或信託與服務機構管理及處分受讓資產時，該委任或信託契約書或其他證明文件。

七、有關之避險計畫與文件。

八、其他經主管機關規定之事項。

特殊目的公司非經主管機關核准或向主管機關申報生效，不得發行資產基礎證券。

特殊目的公司應依主管機關核准或向主管機關申報生效之資產證券化計畫，經營證券化業務。

創始機構與特殊目的公司不得為同一關係企業，並應將受讓資產相關書件及資料，提供特殊目的公司，不得有虛偽或隱匿之情事。

創始機構違反前項規定，對於資產基礎證券取得人或受讓人因而所受之損害，應負賠償責任。

第四項同一關係企業之範圍，適用公司法第三百六十九條之一至第三百六十九條之三、第三百六十九條之九及第三百六十九條之十一規定。

第七十四條　資產證券化計畫，應記載下列事項：

一、創始機構之名稱及地址。

二、受讓資產之種類、名稱、數量、價額、平均收益率、期限及受讓時期。

三、資產證券化計畫之執行期間及相關事項。

四、資產基礎證券之總金額、票面利率或權利內容，以及本金、利益、孳息或其他收益償還或配發之時期及方法。如有發行不同種類或期間之資產基礎證券者，其就特殊目的公司所受讓之資產或其所生之利益、孳息或其他收益，所得受償之順位。

五、受讓資產管理處分之方法，與受委任或信託管理及處分該資產之服務機構。

六、監督機構之名稱、職權及義務。

七、為經營資產證券化計畫業務所為借入款項及費用負擔之相關事項。

八、如有信用評等或信用增強者，其有關證明文件。

九、為發行資產基礎證券所支出之必要費用及其攤銷方式。

十、受讓資產之評價方法、基本假設及專家意見。

十一、其他主管機關規定之事項。

第六節　資產基礎證券之發行及轉讓

第七十五條　資產基礎證券應編號、載明下列事項，由特殊目的公司之全體董事簽名、蓋章，並經發行簽證機

五、資產證券化計畫所定之資產為信託受益權時，該受託之信託業及其負責人。

六、曾經主管機關解除職務者。

第六十四條　董事應以善良管理人之注意，為特殊目的公司處理事務，並負忠實義務。

董事執行業務有違反法令、章程、股東會決議或資產證券化計畫時，參與決議之董事，對於特殊目的公司負賠償之責任。但經表示異議之董事，有紀錄或書面聲明可證者，免其責任。

董事執行業務有違反法令、章程、資產證券化計畫之行為，或經營登記範圍以外之業務時，股東得請求董事停止其行為。

董事之報酬，應以章程明訂之。

第六十五條　特殊目的公司之董事對外代表特殊目的公司。董事有數人時，得以章程特定一人對外代表公司。

除本條例另有規定者外，公司法有關董事會之職權及應負責事項，由特殊目的公司之董事行使及辦理之。董事有數人時，由全體董事以過半數之決議行使。

董事為前項所定決議時，準用公司法第二百零六條第二項之規定，並應作成議事錄。

前項議事錄，準用公司法第一百八十三條之規定。

第六十六條　股東得以書面請求監察人為特殊目的公司對董事提起訴訟。

監察人自有前項之請求三十日內不提起訴訟時，股東得為公司提起訴訟。

第六十七條　公司法第一百九十二條第一項、第二項、第一百九十三條至第二百零一條、第二百零三條至第二百十二條、第二百十四條及第二百十五條之規定，於特殊目的公司之董事，不適用之。

第六十八條　特殊目的公司應至少設置監察人一人，最多設置監察人三人。

第六十九條　監察人應以善良管理人之注意，為特殊目的公司監督董事所執行之職務。

第七十條　董事執行業務有違反法令、章程、資產證券化計畫之行為，或經營登記範圍以外之業務時，監察人應即通知董事停止其行為。

第七十一條　公司法第二百十六條第一項、第二項、第二百十七條、第二百十七條之一、第二百十八條之二、第二百二十七條所定有關第二百十四條之規定，於特殊目的公司之監察人，不適用之。

第七十二條　本條例第六十三條第二項、第六十四條第四項及第六十六條之規定，於監察人準用之。但第六十六條對監察人之請求，應向董事為之。

第五節　資產證券化計畫

第七十三條　特殊目的公司發行資產基礎證券，應檢具申請書或申報書及下列文件，載明下列事項，向主管機關申請核准或申報生效；其處理準則，由主管機關

五、發起人之姓名及住所。

六、其他經主管機關規定之事項。

特殊目的公司之設立及許可準則，由主管機關定之。

特殊目的公司之章程除載明公司法第一百二十九條所定之事項外，尚應載明下列各款事項：

一、以經營資產證券化業務為公司目的之意旨。

二、公司之存續期間及解散事由。

三、其他經主管機關規定之事項。

下列各款事項，非經記載於章程者，不生效力：

一、發起人所得受之特別利益及受益者之姓名。

二、發起人領有報酬者，其金額。

三、應由特殊目的公司負擔之設立費用。

第五十七條　發起人應認足章程所載之股份總額，並即按所認股份繳足股款後，選任董事及監察人。

特殊目的公司經許可設立者，應於收足資本總額並辦妥公司登記後，檢同下列文件，報請主管機關備查：

一、公司登記文件。

二、公司章程。

三、股東名簿。

四、董事及監察人名冊。

第五十八條　公司法第一百三十條、第一百三十一條第一項、第一百三十二條至第一百三十九條、第一百四十一條至第一百四十九條、第一百五十一條至第一

百五十三條之規定，於特殊目的公司，不適用之。

第三節　股東之權利義務

第五十九條　特殊目的公司之章程所載之股份總數，不得分次發行。

第六十條　股東除經主管機關核准外，不得將股份轉讓於他人。

第六十一條　公司法第一百五十六條第一項後段「一部分得為特別股；其種類，由章程定之」、第二項至第七項、第一百五十七條至第一百六十九條之規定，於特殊目的公司，不適用之。

第四節　特殊目的公司之組織

第六十二條　公司法第五章第三節之規定，於特殊目的公司，不適用之。

第六十三條　特殊目的公司應至少設置董事一人，最多設置董事三人。

有下列情事之一者，不得充任董事：

一、有公司法第三十條所定事由者。

二、資產證券化計畫所定之創始機構及其負責人。

三、資產證券化計畫所定負責管理及處分該資產之服務機構及其負責人。

四、資產證券化計畫所定監督機構及其負責人。

議。

前項決議，應有表決權總數二分之一以上受益人之出席，出席受益人表決權三分之二以上之同意行之。

第五十條 受託機構執行信託事務有顯著困難、就信託財產之管理不當或違反信託本旨處分信託財產，致信託財產有受重大損害之虞時，持有本金持分總數十分之一以上之受益人，得聲請法院終止特殊目的信託契約。

第五十一條 特殊目的信託契約因下列事由而終止：

一、信託法第六十二條所定之事由發生時。

二、受益人會議之決議。

三、法院所為終止特殊目的信託契約之裁判。

四、其他主管機關基於保障受益人權益所定之事由發生時。

第五十二條 特殊目的信託契約終止時，受託機構應儘速處分信託財產，並將處分所得之現金依資產信託證券化計畫分配。

特殊目的的信託契約因前條所定事由而終止時，受託機構處分信託財產，應依信託法第三十五條規定辦理。但特殊目的信託契約另有約定者，不在此限。

第五十三條 信託法第六條第三項、第十六條、第三十二條、第三十六條第一項至第三項及第五十二條之規定，於特殊目的信託，不適用之。

第三章 特殊目的公司

第一節 通則

第五十四條 特殊目的公司應由金融機構組織設立，為股份有限公司，其股東人數以一人為限。

前項之金融機構與創始機構不得為同一關係企業。

金融機構經主管機關之核准，得於外國成立特殊目的公司辦理資產證券化業務。其核准辦法，由主管機關另定之。

特殊目的公司應於其名稱中標明特殊目的公司之字樣。

非特殊目的公司，不得使用特殊目的公司之名稱或易於使人誤認其為特殊目的的公司之名稱。

第五十五條 公司法第二十七條之規定，於特殊目的公司，不適用之。

第二節 特殊目的公司之許可設立

第五十六條 設立特殊目的公司者，應提出申請書，載明下列各款事項，報請主管機關許可：

一、特殊目的公司之名稱。

二、公司章程。

三、資本總額。

四、公司所在地。

前項受益人會議之決議，應有表決權總數二分之一以上受益人之出席，出席受益人表決權三分之二以上之同意行之。

第四十四條　特殊目的信託契約之變更內容涉及資產信託證券化計畫之應記載事項之變更，受益人於受益人會議為前條第一項之決議前，已以書面通知受託機構反對該項行為之意思表示，並於受益人會議為反對者，除特殊目的信託契約另有約定，且於公開說明書或投資說明書載明其處理方法者外，得請求受託機構以當時公平價格，收買其所持有之受益證券。

前項收買所支出之對價及其他必要費用，得由受託機構以信託財產充之。

受益人之受益權，除特殊目的信託契約另有約定或受益人會議另定有處理方法外，經受託機構收買其受益證券而消滅。

受益證券之收買，準用公司法第一百八十七條及第一百八十八條之規定。

第四十五條　特殊目的信託契約之受益權種類有不具本金持分者，其依第四十三條第一項規定為特殊目的信託契約之變更時，並應經該特定種類受益人會議之決議。

第三節有關受益人會議之規定，於前項特定種類受益人會議準用之。

第四十六條　受託機構依特殊目的信託契約之約定，對受益人

所負之責任，除其有違反法令者外，應經受益人會議決議，始得解除。

前項受益人會議之決議，應有表決權總數二分之一以上受益人之出席，出席受益人表決權三分之二以上之同意行之。

第四十七條　受託機構非經受益人會議之決議，不得辭任。但有不得已之事由時，得聲請法院許可其辭任。

受託機構違反法令或特殊目的信託契約、違背其職務或有其他重大事由時，受益人會議得決議將其解任；法院亦得因持有本金持分總數十分之一以上受益人之聲請將其解任。

前二項情形，除特殊目的信託契約另有約定外，受益人會議得指定新受託機構；法院亦得因持有本金持分總數十分之一以上受益人之聲請，選任新受託機構。

第一項及第二項之決議，應有表決權總數二分之一以上受益人之出席，出席受益人表決權三分之二以上之同意行之。

第四十八條　受託機構依前條規定辭任或解任時，應即作成信託財產之資產負債表、損益表及管理運用報告書，提出於受益人會議請求承認；並應立即將該等書表連同信託財產移交與新受託機構。

前項承認，於設有信託監察人時，由信託監察人為之。

第四十九條　特殊目的信託契約之終止，應經受益人會議之決

分之比例為之。但資產信託證券化計畫另有規定者，不在此限。

第三十八條　依本條例規定申請核准或申報生效之資產信託證券化計畫所為之資產移轉，其相關稅費依下列規定辦理：

一、因移轉資產而生之印花稅、契稅及營業稅，除受託機構處分不動產時應繳納之契稅外，一律免徵。

二、不動產、不動產抵押權、應登記之動產及各項擔保物權之變更登記，得憑主管機關之證明向登記主管機關申請辦理登記，免繳納登記規費。

三、因實行抵押權而取得土地者，其辦理變更登記，免附土地增值稅完稅證明，移轉時應繳稅額依法仍由原土地所有權人負擔。但於受託機構處分該土地時，稅捐稽徵機關就該土地處分所得價款中，得於原土地所有權人應繳稅額範圍內享有優先受償權。

受託機構依資產信託證券化計畫，將其信託財產讓與其他特殊目的公司時，其資產移轉之登記及各項稅捐，準用前項規定。

第三十九條　受益證券除經主管機關核定為短期票券者外，其買賣按公司債之稅率課徵證券交易稅。

第四十條　特殊目的信託財產之收入，適用銀行業之營業稅稅率。

第四十一條　特殊目的信託財產之收入，減除成本及必要費用後之收益，為受益人之所得，按利息所得課稅，不計入受託機構之營利事業所得額。

前項利息所得於實際分配時，應以受託機構為扣繳義務人，依規定之扣繳率扣繳稅款分離課稅，不併計受益人之綜合所得總額或營利事業所得額。

第四十二條　持有本金持分總數百分之三以上之受益人，得以書面附具理由，向受託機構請求閱覽、抄錄或影印其依本條例及信託法第三十一條規定編具之帳簿、文書及表冊。

前項請求，除有下列事由外，受託機構不得拒絕：

一、非為確保受益人之權利者。

二、有礙特殊目的信託事務之執行，或妨害受益人之共同利益者。

三、請求人從事或經營之事業與特殊目的信託業務具有競爭關係者。

四、請求人係為將閱覽、抄錄或影印之資料告知第三人，或於請求前二年內有將其閱覽、抄錄或影印之資料告知第三人之紀錄者。

第七節　特殊目的信託契約之變更與終止

第四十三條　特殊目的信託契約非經受益人會議決議及受託機構之同意，不得變更。

四、指定或聲請法院選任新受託機構。

五、其他依特殊目的信託契約約定信託監察人不得行使之權利。

第二十九條　受託機構依第一項規定選任信託監察人時，應自選任之日起十日內以書面通知各受益人。

信託監察人有數人時，其職務之執行除特殊目的信託契約另有約定或受益人會議另有決議外，以過半數決之。

第三十條　受託機構之利害關係人、職員、受雇人或創始機構，不得擔任信託監察人。

第三十一條　持有本金持分總數百分之三以上之受益人，得為受益人之共同利益事項，以書面請求信託監察人行使其權利。

信託監察人對於前項之請求，除該權利之行使有礙特殊目的信託事務之執行，有損害受益人之共同利益，或有其他正當事由者外，不得拒絕。

第三十二條　信託監察人之報酬、因處理事務所支出之必要費用及非可歸責於自己事由所受損害之補償，得由受託機構以信託財產充之。

第三十三條　受託機構之行為違反法令或特殊目的信託契約，致有損害信託財產之虞時，信託監察人得為信託財產之利益，請求受託機構停止其行為。

第五節　受託機構之權利義務

第三十四條　受託機構應於本機構，備置特殊目的信託契約書之副本或謄本及受益人名冊。

各受益人、信託監察人或因受託機構處理特殊目的信託事務所生債務之債權人，得請求閱覽、抄錄或影印前項之文書。

第三十五條　受託機構得將信託財產之管理及處分，委任服務機構代為處理。但以資產信託證券化計畫有載明者為限。

服務機構應定期收取信託財產之本金、或其利益、孳息及其他收益，提供受託機構轉交受益人並將信託財產相關債務人清償、待催收與呆帳情形及其他重大訊息，提供受託機構。

服務機構無法履行其服務義務時，得依資產信託證券化計畫規定或報經主管機關核准後，由備位服務機構繼續提供資產管理處分之服務。

第六節　特殊目的信託之計算、稅捐及相關事項

第三十六條　受託機構應分別於每營業年度終了及資產信託證券化計畫執行完成後四個月內，就特殊目的信託之信託財產作成下列書表，向信託監察人報告，並通知各受益人：

一、資產負債表。

二、損益表。

三、信託財產管理及運用之報告書。

前項書表之內容，不得有虛偽或隱匿之情事。

第三十七條　特殊目的信託之利益分配，應按各受益人本金持

百分之三以上之受益人，得報經主管機關許可後自行召集。

受益人會議之召集，應於開會二十日前，通知各受益人。

前項通知應載明召集事由、全部表決權總數及各受益人表決權所占之比例。關於受託機構之辭任及解任、新受託機構之指定、信託監察人之選任、辭任及解任、特殊目的信託契約變更或終止之事項，應於召集事由中列舉，不得以臨時動議提出。

第二十五條　受益人會議之決議，除本條例另有規定或特殊目的信託契約另有約定者外，應有表決權總數二分之一以上受益人之出席，出席受益人表決權過半數之同意行之。

受益人依其受益權之本金持分數享有相對應比例之表決權。但特殊目的信託契約另有約定者，從其所定。

受益人委託代理人行使表決權者，準用公司法第一百七十七條及證券交易法第二十五條之一之規定。

受益人對於會議之事項有自身利害關係，致信託財產有受損害之虞時，不得加入表決，並不得代理其他受益人行使其表決權。

第二十六條　受託機構以自有財產持有之受益權，無表決權。

資產信託證券化計畫區分各種種類受益權時，如受益人會議之決議有損害特定種類受益人之權利時，其決議應經該特定種類受益人會議決議之承認。

前項決議之承認，應有該特定種類受益人表決權總數二分之一以上出席，出席受益人表決權三分之二以上之同意行之。

本節有關受益人會議之規定，於特定種類受益人會議準用之。

信託監察人應出席特定種類受益人會議，並陳述其意見。

第二十七條　受益人會議之決議，由信託監察人或受益人會議所選定之人執行。

受益人會議所選定之人，得以自己名義，為受益人為有關信託之訴訟上或訴訟外之行為。

第四節　信託監察人

第二十八條　受託機構為保護受益人之權益，得依特殊目的信託契約之約定，選任信託監察人。

信託監察人得以自己名義，為受益人及委託人為有關信託之訴訟上或訴訟外之行為。但下列權利，不適用之：

一、解除受託機構之責任。

二、變更或終止特殊目的信託契約。

三、同意受託機構之辭任、解任受託機構或聲請法院解任受託機構。

一、受益證券與創始機構之存款或其他負債無關，亦不受中央存款保險公司存款保險之保障。
二、受託機構不保證信託財產之價值。
三、受益證券持有人之可能投資風險，以及其相關權利。
四、特殊目的信託契約之重要事項。

第十八條　除殘值受益人外，特殊目的信託受益權之行使及轉讓，應以表彰該受益權之受益證券為之。
受益證券應為記名式，其轉讓並應以背書方式為之；且非將受讓人之姓名或名稱、住所通知受託機構，不得對抗受託機構。

第十九條　受益證券之轉讓，非將受讓人之姓名或名稱記載於該受益證券，不得對抗第三人。
受益證券以帳簿劃撥方式交付有價證券之發行者，得不印製實體有價證券；其轉讓、買賣之交割、設質之交付等事項，依證券交易法或票券金融管理法之相關規定辦理。

第二十條　受託機構應設置受益人名冊，並記載下列事項：
一、受益人之姓名或名稱、住所或居所。
二、受益人之受益權種類及其本金持分、收益持分。
三、受益證券之編號。
四、受益證券取得之日期。
採電腦作業或機器處理者，前項資料得以附表補充之。

第二十一條　受益證券之受讓人，依該受益證券所表彰受益權之本金持分數，承受特殊目的信託契約委託人之權利及義務。但特殊目的信託契約就委託人之義務另有約定者，不在此限。

第二十二條　受益證券喪失時，受益人得為公示催告之聲請。
公示催告程序開始後，聲請人得提供相當擔保，請求受託機構履行關於該受益證券之債務。

第三節　受益人會議

第二十三條　特殊目的信託受益人及委託人權利之行使，應經受益人會議決議或由信託監察人為之。但下列之受益人權利，不在此限：
一、受領受託機構基於特殊目的信託契約所負債務之清償。
二、其他僅為受益人自身利益之行為。
受益人會議得經決議，選任信託監察人。信託監察人經選任者，於受益人會議召開時，應出席受益人會議。

第二十四條　受益人會議，由受託機構或信託監察人召集之。
持有本金持分總數百分之三以上之受益人，為受益人之共同利益事項，得以書面記明提議事項及理由，請求前項有召集權之人召集受益人會議。
前項請求提出後十五日內，有召集權之人不為召集或因其他理由不能召集時，持有本金持分總數

五、經主管機關核准之其他運用方式。

第二節　受益證券之發行及轉讓

第十五條　受託機構得依資產信託證券化計畫，發行各種種類及期間之受益證券。

受益證券清償後，資產池之賸餘財產應依資產信託證券化計畫，分配與殘值受益人。

第十六條　受益證券應編號、載明下列事項及由受託機構之代表人簽名、蓋章，並經發行簽證機構簽證後發行之：

一、表明其為特殊目的信託受益證券之文字。

二、發行日及到期日。

三、受益證券發行總金額。

四、受益證券之發行申經主管機關核准或申報生效之文號及日期。

五、創始機構及受託機構之名稱、地址。

六、受益人之姓名或名稱。

七、受益證券關於本金持分、收益持分、受償順位、期間及其他受益權相關內容。

八、特殊目的信託契約之存續期間。

九、受託機構支出費用之償還及損害賠償之事項。

十、受託機構之報酬、種類、計算方法、支付時期及方法。

十一、受益證券轉讓對象如有限制者，其限制內容及其效力。

十二、特殊目的信託契約所定受益人行使權利之限制。

十三、其他主管機關規定之事項。

前項受益證券之簽證，準用公開發行公司發行股票及公司債券簽證規則之規定。

第十七條　受託機構依資產信託證券化計畫，對非特定人公開招募受益證券時，受託機構應依證券主管機關規定之方式，向應募人或購買人提供公開說明書。

受託機構辦理前項公開招募時，應向證券主管機關申請核准或申報生效，其處理準則及公開說明書之記載事項，由證券主管機關洽商主管機關定之。

受託機構向特定人私募受益證券時，受託機構應依主管機關規定之方式，向應募人或購買人提供投資說明書，並應於受益證券以明顯文字註記，於提供應募人或購買人之相關書面文件中載明。

前項特定人之範圍、投資說明書之內容及受益證券轉讓之限制，由主管機關定之。

特定人出售所持有之受益證券，而對非特定人公開招募者，準用第一項及第二項之規定。

第一項之公開說明書或第三項投資說明書之內容，除依證券主管機關或主管機關之規定外，應充分揭露下列事項：

不得變更資產信託證券化計畫。但其變更對受益人之權益無重大影響者，申經主管機關核准或向主管機關申報生效後即得變更之。

前項申請或申報，應以申請書或申報書載明變更之內容及理由，並檢附下列文件為之：

一、變更前、後之資產信託證券化計畫及其對照表。

二、受益人會議議事錄。如屬前項但書規定之變更者，免附。

三、對受益人之權益有無重大影響之評估及專家意見。

四、其他主管機關規定之文件。

第十二條　受託機構應於資產信託證券化計畫執行完成之日起三十日內，檢具該計畫之結算書及報告書，向主管機關申報。

第十三條　特殊目的信託契約，應記載下列事項：

一、信託目的。

二、委託人之義務及應告知受託機構之事項。

三、受託機構支出費用之償還及損害賠償之事項。

四、受託機構之報酬、種類、計算方法、支付時期及方法。

五、第五條第一項公告之方式。

六、信託財產之管理及處分方法。受託機構如將該財產委任服務機構管理及處分者，該機構之名稱。

七、信託財產本金或其所生利益、孳息及其他收益分配之方法。

八、各種種類或期間之受益證券，其本金持分、收益持分、受償順位及期間。

九、受益證券之發行方式及其轉讓限制。

十、受託機構於處理信託事務時，關於借入款項、費用負擔及閒置資金之運用方法。

十一、受託機構應召集受益人會議之事由。

十二、受託機構應選任信託監察人之事由及其專門學識或經驗。

十三、信託業法第十九條第一項及主管機關規定之其他事項。

第十四條　受託機構不得以信託財產借入款項。但資產信託證券化計畫另有規定者，不在此限。

前項資產信託證券化計畫所定借入款項之目的，應以配發利益、孳息或其他收益為限。

特殊目的信託中屬於信託財產之閒置資金，其運用範圍以下列各款規定為限：

一、銀行存款。

二、購買政府債券或金融債券。

三、購買國庫券或銀行可轉讓定期存單。

四、購買經主管機關規定一定評等等級以上銀行之保證、承兌或一定等級以上信用評等之商業票據。

第二章　特殊目的信託

第一節　資產信託證券化計畫及特殊目的信託契約

第　九　條　受託機構發行受益證券，應檢具申請書或申報書及下列文件，向主管機關申請核准或申報生效；其處理準則，由主管機關定之：

一、資產信託證券化計畫。

二、特殊目的信託契約書。

三、信託財產之管理及處分方法說明書。如委任服務機構管理及處分信託財產時，該委任契約書或其他證明文件。

四、有關之避險計畫與文件。

五、其他經主管機關規定之文件。

受託機構非經主管機關核准或向主管機關申報生效，不得發行受益證券。

受託機構應依主管機關核准或向主管機關申報生效之資產信託證券化計畫，經營特殊目的信託業務。

創始機構與受託機構不得為同一關係企業，並應將信託財產相關書件及資料，提供受託機構，不得有虛偽或隱匿之情事。

創始機構違反前項規定，對於受益證券取得人或受讓人因而所受之損害，應負賠償責任。

第四項同一關係企業之範圍，適用公司法第三百六十九條之一至第三百六十九條之三、第三百六十九條之九及第三百六十九條之十一規定。

第　十　條　資產信託證券化計畫，應記載下列事項：

一、創始機構之名稱、地址。

二、特殊目的信託契約之存續期間。

三、信託財產之種類、名稱、數量、價額、平均收益率、期限及信託時期。

四、與受益證券有關之下列事項：

(一)信託財產本金或其所生利益、孳息及其他收益分配之方法。

(二)發行各種種類或期間之受益證券，其本金持分、收益持分、受償順位及期間等事項。

五、信託財產管理處分之方法，與受委任管理及處分該財產之服務機構。

六、受託機構及信託監察人之職權及義務。

七、為處理特殊目的信託事務所為借入款項及費用負擔之相關事項。

八、如有信用評等或信用增強者，其有關證明文件。

九、信託財產之評價方法、基本假設及專家意見。

十、其他主管機關規定之事項。

第十一條　受託機構於發行受益證券後，非經受益人會議決議及申經主管機關核准或向主管機關申報生效，

票券金融管理法所稱之票券金融公司。
㈡依保險法以股份有限公司組織設立之保險業。
㈢證券商：指依證券交易法設立之證券商。
㈣其他經主管機關核定之金融相關機構。
十三、信託監察人：指由受託機構依特殊目的信託契約之約定或經受益人會議決議所選任，而為受益人之利益，行使本條例所定權限之人。
前項所稱受託機構，以信託業法所稱之信託業，並經主管機關認可之信用評等機構評等達一定等級以上者為限。

第五條　創始機構應於主管機關依第九條第一項或第七十三條第一項規定為核准或申報生效後，資產信託或讓與前，將其依本條例規定信託與受託機構或讓與特殊目的公司之主要資產之種類、數量及內容，於其本機構所在地日報或依主管機關規定之方式連續公告三日。
前項公告之格式及內容，由主管機關定之。
創始機構不為第一項公告或公告不符主管機關之規定者，不得以其信託或讓與對抗第三人。

第六條　創始機構依本條例之規定，將資產信託與受託機構或讓與特殊目的公司時，債權之讓與，除有下列情形外，非通知債務人或向債務人寄發已為前條第一項所定公告之證明書，對於債務人不生效力：
一、創始機構仍受受託機構或特殊目的公司委任或信託擔任服務機構，向債務人收取債權，並已依前條第一項規定為公告者。
二、創始機構與債務人於契約中約定得以其他方式，取代通知或寄發前條第一項所定公告之證明書者。
創始機構將資產信託與受託機構或讓與特殊目的公司時，民法第三百零一條所定之承認，創始機構與債務人得於契約中約定以其他方式代之。
第一項所定公告證明書之格式及內容，由主管機關定之。

第七條　受益證券及資產基礎證券，除經主管機關核定為短期票券者外，為證券交易法第六條規定經財政部核定之其他有價證券。

第八條　創始機構依資產信託證券化計畫或資產證券化計畫，對受託機構或監督機構提供信託財產或受讓資產相關資料，不適用銀行法第四十八條第二項之規定。
受託機構、特殊目的公司、信託監察人、監督機構、服務機構及其負責人或職員，對於因信託財產或受讓資產所獲悉之創始機構客戶之往來、交易資料及其他相關資料，除其他法律、主管機關另有規定者外，應保守秘密。

規定；本條例未規定者，依其他法律之規定。

第三條　本條例之主管機關為銀行法之主管機關。

第四條　本條例用詞定義如下：

一、創始機構：指依本條例之規定，將金融資產（以下簡稱資產）信託與受託機構或讓與特殊目的公司，由受託機構或特殊目的公司以該資產為基礎，發行受益證券或資產基礎證券之金融機構或其他經主管機關核定之機構。

二、資產：指由創始機構收益及處分之下列資產：

㈠汽車貸款債權或其他動產擔保貸款債權及其擔保物權。

㈡房屋貸款債權或其他不動產擔保貸款債權及其擔保物權。

㈢租賃債權、信用卡債權、應收帳款債權或其他金錢債權。

㈣創始機構以前三目所定資產與信託業成立信託契約所生之受益權。

㈤其他經主管機關核定之債權。

三、證券化：指創始機構依本條例之規定，將資產信託與受託機構或讓與特殊目的公司，由受託機構或特殊目的公司以該資產為基礎，發行受益證券或資產基礎證券，以獲取資金之行為。

四、特殊目的信託：指依本條例之規定，以資產證券化為目的而成立之信託關係。

五、特殊目的公司：指依本條例之規定，經主管機關許可設立，以經營資產證券化業務為目的之股份有限公司。

六、受益證券：指特殊目的信託之受託機構依資產信託證券化計畫所發行，以表彰受益人享有該信託財產本金或其所生利益、孳息及其他收益之受益權持分（以下分別簡稱本金持分、收益持分）之權利憑證或證書。

七、資產基礎證券：指特殊目的公司依資產證券化計畫所發行，以表彰持有人對該受讓資產所享權利之權利憑證或證書。

八、資產池：指創始機構信託與受託機構或讓與特殊目的公司之資產組群。

九、殘值受益人：指受益證券或資產基礎證券清償後，對資產池之賸餘財產享有利益之人。

十、監督機構：指為保護資產基礎證券持有人之權益，由特殊目的公司依資產證券化計畫之規定所選任之銀行或信託業。

十一、服務機構：指受受託機構之委任，或特殊目的公司之委任或信託，以管理及處分信託財產或受讓資產之機構。

十二、金融機構：指下列機構：

㈠銀行法所稱之銀行、信用卡業務機構及

六年內，得適用原辦法之規定。

第二十一條　八十九學年度以前修習大學二年制在職進修專班師資職前教育課程之代理教師，初檢合格取得實習教師證書者，得依中華民國九十年六月二十九日修正生效之高級中等以下學校及幼稚園教師資格檢定及教育實習辦法第三十二條、第三十三條規定，並得自本法修正施行之日起四年內，適用原辦法之規定。

第二十二條　具有大學畢業學歷，於中華民國九十一年十二月三十一日前取得合格偏遠或特殊地區教師證書，並繼續擔任教職者，由中央主管機關協調師資培育之大學，於本法修正施行後五年內專案辦理師資職前教育課程，提供其進修機會。

前項合格偏遠或特殊地區教師修畢規定之師資職前教育課程者，其教師資格之取得，得依中華民國九十年六月二十九日修正生效之高級中等以下學校及幼稚園教師資格檢定及教育實習辦法辦理。

第二十三條　本法修正施行前進用之現職高級中等學校護理教師，具有大學畢業學歷且持有中央主管機關發給之護理教師證書，並繼續擔任教職者，由中央主管機關協調師資培育之大學，於本法修正施行後五年內專案辦理師資職前教育課程，提供其進修機會。

前項護理教師修畢規定之師資職前教育課程，得

以任教年資二年折抵教育實習，並得適用本法修正施行前之規定，取得合格教師證書。

第二十四條　本法修正施行前，已從事幼稚園或托兒所工作並繼續任職之人員，由中央主管機關就其擔任教師應具備之資格、應修課程、招生等相關事項之辦法另定之。

第二十五條　本法施行細則，由中央主管機關定之。

第二十六條　本法自公布日施行。

本法修正條文施行日期，由行政院以命令定之。

中華民國九十一年七月二十四日
華總一義字第○九一○○一四五八三○號
總　統　公　布

茲制定金融資產證券化條例，公布之

金融資產證券化條例

中華民國九十一年七月二十四日公布

第一章　總　則

第一條　為發展國民經濟，透過證券化提高金融資產之流動性，並保障投資，特制定本條例。

第二條　特殊目的信託之成立及法律關係，依本條例之規定；本條例未規定者，依其他法律之規定。

特殊目的公司之設立、管理及監督，依本條例之

務。

公費與助學金之數額、公費生之公費受領年限、應訂定契約之內容、應履行及其應遵循事項之義務、違反義務之處理、分發服務之辦法，由中央主管機關定之。

第十四條　取得教師證書欲從事教職者，除公費生應依前條規定分發外，應參加與其所取得資格相符之學校或幼稚園辦理之教師公開甄選。

第十五條　師資培育之大學應有實習就業輔導單位，辦理教育實習、輔導畢業生就業及地方教育輔導工作。

前項地方教育輔導工作，應結合各級主管機關、教師進修機構及學校或幼稚園共同辦理之。

第十六條　高級中等以下學校、幼稚園及特殊教育學校（班）應配合師資培育之大學辦理全時教育實習。主管機關應督導辦理教育實習相關事宜，並給予必要之經費與協助。

第十七條　師資培育之大學得設立與其培育之師資類科相同之附設實驗學校、幼稚園或特殊教育學校（班），以供教育實習、實驗及研究。

第十八條　師資培育之大學，向學生收取費用之項目、用途及數額，不得逾中央主管機關之規定，並應報經中央主管機關核定後實施。

第十九條　主管機關得依下列方式，提供高級中等以下學校及幼稚園教師進修：

一、單獨或聯合設立教師進修機構。
二、協調或委託師資培育之大學開設各類型教師進修課程。
三、經中央主管機關認可之社會教育機構或法人開辦各種教師進修課程。

前項第二款師資培育之大學得設專責單位，辦理教師在職進修。

第一項第三款之認可辦法，由中央主管機關定之。

第二十條　中華民國八十三年二月九日本法修正生效前，依師範教育法考入師範校院肄業之學生，其教師資格之取得與分發，仍適用修正生效前之規定。

本法修正施行前已修畢師資培育課程者，其教師資格之取得，自本法修正施行之日起六年內，得適用本法修正施行前之規定。但符合中華民國九十年六月二十九日修正生效之高級中等以下學校及幼稚園教師資格檢定及教育實習辦法第三十二條、第三十三條規定者，自本法修正施行之日起二年內，得適用原辦法之規定。

本法修正施行前已修習而尚未修畢師資培育課程者，其教師資格之取得，得依第八條及第十一條規定辦理，或自本法修正施行之日起十年內，得適用本法修正施行前之規定。但符合中華民國九十年六月二十九日修正生效之高級中等以下學校及幼稚園教師資格檢定及教育實習辦法第三十二條、第三十三條規定者，自本法修正施行之日起

第六條　師資培育之大學辦理師資職前教育課程，應按中等學校、國民小學、幼稚園及特殊教育學校（班）師資類科分別規劃，並報請中央主管機關核定後實施。

為配合教學需要，中等學校、國民小學師資類科得依前項程序合併規劃為中小學校師資類科。

第七條　師資培育包括師資職前教育及教師資格檢定。

師資職前教育課程包括普通課程、專門課程、教育專業課程及教育實習課程。

前項專門課程，由師資培育之大學擬定，並報請中央主管機關核定。

第二項教育專業課程，包括跨師資類科共同課程及各師資類科課程，經師資培育審議委員會審議，中央主管機關核定後實施。

第八條　修習師資職前教育課程者，含其本學系之修業期限以四年為原則，並另加教育實習課程半年。成績優異者，得依大學法之規定提前畢業。但半年之教育實習課程不得減少。

第九條　各大學師資培育相關學系之學生，其入學資格及修業年限，依大學法之規定。

設有師資培育中心之大學，得甄選大學二年級以上及碩、博士班在校生修習師資職前教育課程。

師資培育之大學，得視實際需要報請中央主管機關核定後，招收大學畢業生，修習師資職前教育課程至少一年，並另加教育實習課程半年。

前三項學生修畢規定之師資職前教育課程，成績及格者，由師資培育之大學發給修畢師資職前教育證明書。

第十條　持國外大學以上學歷者，經中央主管機關認定其已修畢第七條第二項之普通課程、專門課程及教育專業課程者，得向師資培育之大學申請參加半年教育實習，成績及格者，由師資培育之大學發給修畢師資職前教育證明書。

前項認定標準，由中央主管機關定之。

第十一條　大學畢業依第九條第四項或前條第一項規定取得修畢師資職前教育證明書，參加教師資格檢定通過後，由中央主管機關發給教師證書。

前項教師資格檢定之資格、報名程序、應檢附之文件資料、應繳納之費用、檢定方式、時間、錄取標準及其他應遵行事項之辦法，由中央主管機關定之。

已取得第六條其中一類科合格教師證書，修畢另一類科師資職前教育課程取得證明書者，由中央主管機關發給該類科教師證書，免依第一項規定參加教師資格檢定。

第十二條　中央主管機關辦理教師資格檢定，應設教師資格檢定委員會。必要時，得委託學校或有關機關（構）辦理。

第十三條　師資培育以自費為主，兼採公費及助學金方式實施，公費生畢業後，應至偏遠或特殊地區學校服

法規

茲修正師資培育法，公布之

總統　公布

中華民國九十一年七月二十四日
華總一義字第○九一○○一四四六七○號

師資培育法

中華民國九十一年七月二十四日公布

第一條　為培育高級中等以下學校及幼稚園師資，充裕教師來源，並增進其專業知能，特制定本法。

第二條　師資培育應著重教學知能及專業精神之培養，並加強民主、法治之涵泳與生活、品德之陶冶。

第三條　本法用詞定義如下：
一、主管機關：在中央為教育部；在直轄市為直轄市政府；在縣（市）為縣（市）政府。
二、師資培育之大學：指師範校院、設有師資培育相關學系或師資培育中心之大學。
三、師資職前教育課程：指參加教師資格檢定前，依本法所接受之各項有關課程。

第四條　中央主管機關應設師資培育審議委員會，辦理下列事項：
一、關於師資培育政策之建議及諮詢事項。
二、關於師資培育計畫及重要發展方案之審議事項。
三、關於師範校院變更及停辦之審議事項。
四、關於師資培育相關學系認定之審議事項。
五、關於大學設立師資培育中心之審議事項。
六、關於師資培育教育專業課程之審議事項。
七、關於持國外學歷修畢師資職前教育課程認定標準之審議事項。
八、關於師資培育評鑑及輔導之審議事項。
九、其他有關師資培育之審議事項。
前項委員會之委員應包括中央主管機關代表、師資培育之大學代表、教師代表及社會公正人士；其設置辦法，由中央主管機關定之。

第五條　師資培育，由師範校院、設有師資培育相關學系或師資培育中心之大學為之。
前項師資培育相關學系，由中央主管機關認定之。
大學設立師資培育中心，應經中央主管機關核准；其設立條件與程序、師資、設施、招生、課程、修業年限及停辦等相關事項之辦法，由中央主管機關定之。

法務部公報

第二八六期

中華民國九十一年九月一日

編輯：法務部秘書室
發行：法務部總務司
地址：臺北市重慶南路一段一三〇號
印刷：臺灣臺北監獄印刷廠
定價：每份新臺幣三十元
郵政劃撥儲金帳戶第〇〇一二五〇一一三號

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